PROXY STATEMENT AND ANNUAL REPORT


04040877


SEC MAIL PROCESSING
RECEIVED
AUG 1 9 2004
WASH., D.C. 185 SECTION

2004

palmOne™

< Defining Mobile Computing >

letter from the CEO

proxy

annual report

letter from the CEO

proxy

annual report

letter from the CEO

To Our Stockholders,

Fiscal year 2004 was a great year for our company. During the year we sharpened our strategic focus and we returned to top-line growth. Most importantly, as we closed fiscal year 2004, we achieved measures of profitability. As we continue to execute our strategy, we believe we will deliver consistent profitability going forward.

We began the year by announcing our intent to spin off PalmSource and acquire Handspring. Our objective for the transaction was to enhance our position in the handheld computing and communications device market. By acquiring Handspring we accelerated the execution of our wireless communications strategy. We completed the transaction in October 2003. Since October we have made significant progress transforming palmOne.

We refined our strategy around four key areas:

- *Develop market-defining products that deliver a great user experience.* We relentlessly focus on customer needs, and we believe that no other handheld computing and communications company offers a comparable user experience. From the original Pilot to today's Zire, Tungsten and Treo product lines, we have maintained a top position in our target markets through our focus on the customer and creating compelling, easy to use products.
- *Capitalize on industry trends.* The handheld computing and communications industry is being transformed by the deployment of high speed wireless data networks and increasingly advanced device platforms. These trends are paving the way for new mobile applications, such as those involving email, office documents, digital photos and music. By incorporating these new applications into our products, we intend to bring new people to the category and drive an upgrade cycle for the millions of people who already own a handheld computing device.
- *Maintain strategic contribution from handheld computers.* palmOne's leadership position in the handheld computing market is important to our overall success. We can increase our market share, bring new people to the category and provide a foundation for future upgrade sales through our entry-level handhelds. Handheld computers also provide brand, scale, revenue diversification and a technology development platform, which we can leverage to grow our sales of smartphones.
- *Increase adoption of smartphones.* To help drive smartphone adoption, we intend to expand carrier relationships, work closely with application providers to optimize our device platform for wireless applications and market smartphone solutions to our installed base of handheld computing users. We also plan to create a family of smartphones.

Our fiscal year 2004 results demonstrate that we are executing and that our strategy is working:

- We achieved year-over-year revenue growth in each quarter.
- We successfully integrated Handspring and achieved annualized cost savings of approximately $45 million.
- We achieved profitability in the fourth quarter.
- We managed inventory turns at 20x, 26x, 22x and 36x in the first through the fourth quarters.
- We generated cash from operations during the third and fourth quarters.

Looking ahead, we are excited about our prospects. Our vision is that handheld computing and communications will be an essential part of our daily lives. Our mission is to put the power of computing in every hand. We will continue to execute our strategy to accelerate growth and increase profitability.



R. Todd Bradley
Chief Executive Officer

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The stockholder communication document accompanying this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, statements regarding our intentions, expectations and beliefs regarding our profitability and future growth; our corporate strategy; the impact of wireless technology and advanced data platforms; capitalizing on industry and market trends, including the effect of such trends on mobile applications; product development, design and innovation relating to new and existing products, technologies and solutions; maintaining strategic contribution from our handheld computers; our market share; our ability to attract new customers, drive the upgrade cycle and drive early adoption of handheld devices by consumers; our plans, strategies and expectations regarding the adoption of smartphones and our plans for future smartphone products; and our vision for handheld computing and communications. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially, including, without limitation, the following: fluctuations in economic conditions and the demand for our products, services and solutions; delays in the development and adoption of wireless technology; our ability to control and successfully manage our expenses, cash position and inventory; growth and evolving product and customer preferences in the markets for our products, services and solutions; our ability to compete with existing and new competitors and possible changes in the strategies of competitors; technological shifts in the markets in which we compete; our ability to develop innovative products, features, services and solutions; possible development or marketing delays related to offerings of products and solutions; possible defects in products and technologies; and litigation. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in our Annual Report on Form 10-K filed with the SEC on August 5, 2004. palmOne undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this letter.

PALMONE, INC.
400 N. McCarthy Blvd.
Milpitas, California 95035
(408) 503-7000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 30, 2004

To the Stockholders of palmOne, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of palmOne, Inc., a Delaware corporation, will be held on September 30, 2004 at 8:00 a.m., local time, at 580 N. McCarthy Blvd., Building 10, Milpitas, California 95035, for the following purposes:

1. To elect three Class II directors to palmOne's board of directors to hold office for a three-year term;

2. To approve the amendment and restatement of palmOne's 1999 Stock Plan;

3. To ratify the appointment of Deloitte & Touche LLP as palmOne's independent public auditors for the fiscal year ending June 3, 2005; and

4. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

These items are described more fully in the proxy statement attached to this notice. Please give your careful attention to all of the information in the proxy statement.

The board of directors of palmOne has fixed the close of business on August 2, 2004 as the record date for determining which palmOne stockholders of record are entitled to receive notice of, and to vote at, the annual meeting and any adjournment or postponement of the annual meeting. Only holders of record of shares of palmOne common stock on the record date are entitled to receive notice of and to vote at the annual meeting or any adjournment or postponement of the annual meeting.

Your vote is important. Even if you plan to attend the annual meeting in person, we request that you complete, sign, date and return the enclosed proxy or voting instruction card or, if available, follow the instructions for telephone or Internet voting to ensure that your shares will be represented at the annual meeting if you are unable to attend. If you do attend the annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,



Mary E. Doyle
Secretary

August 16, 2004
Milpitas, California

[THIS PAGE INTENTIONALLY LEFT BLANK]

THE PALMONE ANNUAL MEETING OF STOCKHOLDERS

The proposals set forth in this proxy statement are being solicited by the board of directors of palmOne for use at the annual meeting of stockholders to be held on September 30, 2004, at 8:00 a.m. local time or any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at 580 N. McCarthy Blvd., Building 10, Milpitas, California. palmOne's telephone number is (408) 503-7000.

This proxy statement, the form of proxy and our 2004 annual report will be mailed to stockholders of record at the close of business on August 2, 2004, on or about August 16, 2004. The annual report is not a part of this proxy statement. Our principal executive offices are located at 400 N. McCarthy Blvd., Milpitas, California 95035. Our telephone number is (408) 503-7000.

General Information

Certain Financial Information. palmOne's financial statements and related information are included with the 2004 annual report, which is enclosed with this proxy statement.

Matters to be Voted On. palmOne stockholders are being asked to vote on three matters:

- to elect Gordon A. Campbell, Donna L. Dubinsky and Susan G. Swenson as Class II directors to serve until the 2007 annual meeting of stockholders, which proposal can be found beginning on page 5 of this proxy statement; and
- to approve the amendment and restatement of palmOne's 1999 Stock Plan, which proposal can be found beginning on page 15 of this proxy statement; and
- to ratify the appointment of Deloitte & Touche LLP to serve as palmOne's independent public auditors for the fiscal year ending June 3, 2005, which proposal can be found beginning on page 24 of this proxy statement.

Voting Securities. Only stockholders of record as of the close of business on August 2, 2004, the record date, will be entitled to vote at the meeting and any adjournment or postponement thereof. As of the record date, there were 48,242,690 shares of palmOne's common stock issued and outstanding. Stockholders may vote in person or by proxy. Each holder of shares of common stock is entitled to one vote on the proposals presented in this proxy statement for each share of common stock held. There is no cumulative voting in the election of directors.

Solicitation of Proxies. The cost of soliciting proxies will be borne by palmOne. In addition to soliciting stockholders by mail and through its regular employees, palmOne will request banks and brokers, other custodians, nominees and fiduciaries to solicit their customers who have stock of palmOne registered in the names of such persons and will reimburse them for their reasonable, out-of-pocket costs. palmOne may use the services of its officers, directors and others to solicit proxies, personally or by telephone, facsimile or electronic mail, without additional compensation. palmOne has retained Georgeson Shareholder Communications, Inc., a professional solicitation firm, to assist in the solicitation of proxies at a cost of approximately $15,000, plus reasonable expenses and consulting, per call and per televote fees, if any.

Voting of Proxies. All valid proxies received prior to the meeting will be voted. All shares represented by a proxy will be voted, and where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. If no choice is indicated on the proxy, the shares will be voted "FOR" all nominees, "FOR" all other proposals described herein and as the proxy holders may determine in their discretion with respect to any other matters that properly come before the meeting. A stockholder giving a proxy has the power to revoke his or her proxy, at any time prior to the time *it is* voted, by delivering to the Secretary of palmOne a written instrument revoking the proxy or a validly executed proxy with a later date, or by attending the meeting and voting in person. If you have instructed a broker or bank to vote your shares by executing a voting instruction card, you must follow the directions received from your broker or bank to change your voting instructions.

Quorum. The required quorum for the transaction of business at the annual meeting is a majority of the votes eligible to be cast by holders of shares of common stock issued and outstanding on the record date. Shares that are voted "FOR," "AGAINST," "WITHHELD FROM" or "ABSTAIN" on a matter, or votes cast, are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the annual meeting with respect to such matter.

Adjournments. If sufficient votes to constitute a quorum are not received by the date of the annual meeting of stockholders, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Adjournment would require the affirmative vote of the holders of a majority of the outstanding shares of palmOne common stock present in person or represented by proxy at the annual meeting. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Abstentions. Abstentions will be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of votes cast with respect to a proposal (other than the election of directors). In the absence of controlling precedent to the contrary, palmOne intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against a proposal.

Broker Non-Votes. Under the applicable rules of the New York Stock Exchange, brokers and nominees are prohibited from giving a proxy to vote their customers' shares with respect to approval of the amendment and restatement of palmOne's 1999 Stock Plan. These broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the votes cast.

Votes Required

Proposal No. 1. If a quorum is present, the three nominees for Class II directors receiving the highest number of affirmative votes will be elected as Class II directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum but have no other legal effect under Delaware law.

Proposal No. 2. The affirmative vote of a majority of the votes cast is required to approve the amendment and restatement of palmOne's 1999 Stock Plan.

Proposal No. 3. The affirmative vote of a majority of the votes cast is required to ratify the appointment of Deloitte & Touche LLP as palmOne's independent public auditors for the fiscal year ending June 3, 2005.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of July 15, 2004, with respect to the beneficial ownership of palmOne's common stock by (i) each person who is known to palmOne to own beneficially more than 5% of palmOne's common stock; (ii) each director and director-nominee of palmOne; (iii) the Chief Executive Officer and each other person included in the Summary Compensation Table beginning on page 27 of this proxy statement, referred to in this proxy statement collectively as the named executive officers; and (iv) all current executive officers and directors of palmOne as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Shares of palmOne's common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of July 15, 2004 are deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Common Stock Outstanding(3)
FMR Corp. 82 Devonshire Street, Boston, MA 02109	5,011,371(4)	10.43%
Fred Alger Management, Inc. and Fred Alger III 111 Fifth Avenue, New York, NY 10003	3,753,181(5)	7.81%
Mark Nelson & Dana Johnson 1481 Sage Canyon Road, St. Helena, CA 94574	3,251,798(6)	6.77%
Eric A. Benhamou	223,669(7)	*
R. Todd Bradley	259,935(8)	*
Judy Bruner	83,409(9)	*
Gordon A. Campbell	7,883(10)	*
Gareth C.C. Chang	7,668(11)	*
Edward T. Colligan	538,867(12)	1.11%
Jean-Jacques Damlamian	5,735(13)	*
L. John Doerr	1,340,431(14)	2.79%
Mary E. Doyle	6,473(15)	*
Donna L. Dubinsky	1,731,911(16)	3.60%
Bruce W. Dunlevie	43,841	*
Jeffrey C. Hawkins	2,964,470(17)	6.16%
Michael Homer	12,649(18)	*
Angel Mendez	27,852(19)	*
Susan G. Swenson	15,457(20)	*
Ken Wirt	52,158(21)	*
All current directors and executive officers as a group (17 persons)	7,278,082(22)	14.86%

* Less than 1%.

(1) Unless otherwise noted, the address for the beneficial owners listed in this table is c/o palmOne, Inc., 400 N. McCarthy Blvd., Milpitas, California 95035.

(2) To palmOne's knowledge, except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(3) Based on 48,048,104 shares of palmOne's common stock issued and outstanding as of July 15, 2004.

(4) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2004, including sole voting power with respect to 776,783 shares and sole investment power with respect to 5,011,371 shares and shared voting and investment power with respect to none of the shares.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2004, including sole voting and investment power with respect to 3,753,181 of the shares and shared voting *and* investment power with respect to none of the shares.

(6) Based on a Schedule 13D/A filed with the Securities and Exchange Commission on April 12, 2004, including sole voting and investment power with respect to 3,251,798 shares and shared voting and investment power with respect to none of the shares.

(7) Includes 163,200 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(8) Includes 223,935 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(9) Includes 74,176 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(10) Includes 7,383 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(11) Includes 7,168 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(12) Includes 382,599 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(13) Includes 5,735 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(14) Represents 1,246,379 shares held by Kleiner Perkins Caufield & Byers VIII, L.P., 72,196 shares held by KPCB VIII Founders Fund, L.P., 1,410 shares held by KPCB Information Sciences Zaibatsu Fund II, L.P., 19,288 shares held by Mr. Doerr and 1,158 shares issuable upon the exercise of options held by Mr. Doerr that are currently exercisable or exercisable within 60 days of July 15, 2004. Mr. Doerr is a general partner of KPCB VIII Associates, L.P., which is a general partner of Kleiner Perkins Caufield & Byers VIII, L.P.

(15) Includes 5,973 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(16) Represents 1,731,201 shares held by Ms. Dubinsky as trustee under the Amended and Restated Dubinsky Trust Agreement dated May 23, 1995 and 710 shares held by Ms. Dubinsky.

(17) Represents 2,946,627 shares held by Mr. Hawkins and his spouse as trustees under the Strauss-Hawkins Trust Agreement dated April 17, 1991, 17,415 shares held by various charitable trusts for which Mr. Hawkins is the trustee and 428 shares held by Mr. Hawkins.

(18) Includes 11,469 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(19) Includes 25,649 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(20) Includes 14,957 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(21) Includes 49,658 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

(22) Includes 916,401 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 15, 2004.

PROPOSAL NO. 1

ELECTION OF THREE CLASS II DIRECTORS

The number of directors authorized by palmOne's bylaws, as amended, is currently fixed at ten. palmOne's bylaws, as amended, provide that the directors shall be divided into three classes, with the classes of directors serving for staggered three-year terms. Class II currently has three members, whose terms currently expire as of the date of the 2004 annual meeting. A stockholder may not cast votes for more than three nominees. The three Class II directors to be elected at the 2004 annual meeting are to be elected to hold office until the 2007 annual meeting or until their successors have been appointed or elected and qualified.

palmOne's nominees for election at the annual meeting to Class II of the board of directors are Gordon A. Campbell, Donna L. Dubinsky and Susan G. Swenson. If a nominee declines to serve or becomes unavailable for any reason (although the board of directors knows of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominee as the board of directors may designate.

Vote Required

If a quorum is present and voting at the annual meeting, the three nominees for Class II directors receiving the highest number of affirmative votes will be elected as Class II directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum but have no other legal effect under Delaware law. For a description of the treatment and effect of abstentions and broker non-votes, see "Abstentions" and "Broker Non-Votes" under "The palmOne Annual Meeting of Stockholders" which appear on page 2 of this proxy statement.

Nominees and Other Directors

The following table sets forth the name and age of each nominee and each director of palmOne whose term of office continues after the annual meeting, the principal occupation of each during the past five years and the period during which each has served as a director of palmOne. Each nominee is currently serving as a director of palmOne.

Nominees for Election as Class II Directors Serving for a Term Expiring in 2007

Name	Principal Occupation During Last Five Years	Age	Director Since
Gordon A. Campbell	**Gordon A. Campbell** has served as one of our directors since September 1999. Mr. Campbell is the founder and, since 1993, has been President and Chairman of the board of directors of Techfarm, Inc., a company formed to launch technology-based start-up companies. Mr. Campbell also serves as a director of Bell Microproducts, Inc. and Chairman of the board of directors of 3D/Fx Interactive Inc. Mr. Campbell holds a B.S. in physics from the University of Minnesota.	60	1999
Donna L. Dubinsky	**Donna L. Dubinsky** has served as one of our directors since October 2003. Ms. Dubinsky was a co-founder of Handspring, Inc., a developer and seller of handheld computers and smartphones, where from July 1998 to October 2003 she was the Chief Executive Officer and a director. From July 2002 until September 2002, she also served as the Acting Chief Financial Officer of Handspring, Inc. From July 1992 until July 1998, Ms. Dubinsky served as Chief Executive Officer and was a director of Palm Computing, Inc. Ms. Dubinsky is also a director of Intuit Inc. and Redwood Neuroscience Institute, and she is a Trustee of the Computer History Museum. She holds a B.A. in history from Yale University and an M.B.A. from the Harvard Graduate School of Business Administration.	49	2003

Name	Principal Occupation During Last Five Years	Age	Director Since
Susan G. Swenson	**Susan G. Swenson** has served as one of our directors since October 1999. Ms. Swenson has been Chief Operating Officer of T-Mobile USA since February 2004. From July 1999 to February 2004, Ms. Swenson was the President and Chief Operating Officer as well as a director of Leap Wireless International, Inc., a provider of communications solutions for the mass consumer market. From July 1999 to July 2000, Ms. Swenson was Chief Executive Officer of Cricket Communications, Inc., a wireless communications service provider in the U.S. From March 1994 to July 1999, Ms. Swenson served as President and Chief Executive Officer of Cellular One, a joint venture between AirTouch/Vodafone and AT&T Wireless, two wireless communications service providers. Ms. Swenson is also a director of Wells Fargo Bank. Ms. Swenson holds a B.A. from San Diego State University.	56	1999

Incumbent Class III Directors Serving for a Term Expiring in 2005

Name	Principal Occupation During Last Five Years	Age	Director Since
Eric A. Benhamou	**Eric A. Benhamou** has served as the Chairman of our board of directors since September 1999 and served as the Chief Executive Officer from November 2001 until October 2003. Since January 2004, Mr. Benhamou has been Chairman and Chief Executive Officer of Benhamou Global Ventures LLC, an investment company specializing in information technology, which he founded. From September 1990 to December 2000, he served as Chief Executive Officer of 3Com Corporation, a provider of voice and data networking products, services and solutions and the parent company of Palm, Inc. prior to its initial public offering. Mr. Benhamou also serves as Chairman of the board of directors of PalmSource, Inc., Cypress Semiconductor Inc., and 3Com Corporation. He serves on the Executive Committee of TechNet and served on the President's Information Technology Advisory Committee. In addition, he serves on the Stanford University School of Engineering Board of Advisors and as Vice Chairman of the Board of Governors of Ben Gurion University. Mr. Benhamou holds honorary doctoral degrees from Ben Gurion University of the Negev, Widener University, Western University and the University of South Carolina. He holds an M.S. from Stanford University's School of Engineering and a Diplôme d'Ingénieur from Ecole National Supérieure d'Arts et Métiers, Paris.	49	1999
Jean-Jacques Damlamian	**Jean-Jacques Damlamian** has served as one of our directors since September 2000. Mr. Damlamian has been a Special Advisor to the Chief Executive Officer of France Telecom, a telecommunications operator and network supplier, since May 1, 2004, when he retired from his position as Senior Vice President, Group Technology and Innovation of France Telecom, which he held from January 2003 until his retirement. From January 1996 until January 2003, Mr. Damlamian served as Group Executive Vice President in charge of the Development Branch of France Telecom. Prior to January 1996,	62	2000

Name	Principal Occupation During Last Five Years	Age	Director Since
	Mr. Damlamian served in various executive positions at France Telecom. Mr. Damlamian graduated from the Ecole Polytechnique and Ecole Nationale Superieure des Telecommunications, and he is a member of the Institute of Electrical and Electronics Engineers (IEEE). Mr. Damlamian is a recipient of the French Legion d'Honneur and the Ordre National du Merite. In March 2001, Mr. Damlamian was elected Non-Executive Chairman of the Supervisory Board of EUTELSAT S.A., a company that is incorporated in France and operates satellite services throughout Europe and other parts of the world. Mr. Damlamian also serves as a director of Bull S.A.		
L. John Doerr	**L. John Doerr** has served as one of our directors since October 2003. He served as a director of Handspring, Inc., a developer and seller of handheld computers and smartphones, from October 1998 to October 2003. He has been a general partner of Kleiner Perkins Caufield & Byers since September 1980. Mr. Doerr serves on the boards of directors of Intuit Inc., Amazon.com, Inc., drugstore.com, Inc., Homestore, Inc., and Sun Microsystems, Inc. Mr. Doerr holds B.S.E.E. and M.E.E. degrees from Rice University and an M.B.A. from the Harvard Graduate School of Business Administration.	53	2003

proxy

Incumbent Class I Directors Serving for a Term Expiring in 2006

Name	Principal Occupation During Last Five Years	Age	Director Since
R. Todd Bradley	**R. Todd Bradley** has served as one of our directors since July 2002. Mr. Bradley was named Chief Executive Officer in October 2003. Mr. Bradley served as Chief Executive Officer of palmOne's Solutions Group, which together with Handspring, Inc. acquired on October 28, 2003, formed the basis for the current palmOne. He served as President and Chief Operating Officer from May 2002 until October 2003, and, from June 2001 to May 2002, Mr. Bradley served as Executive Vice President and Chief Operating Officer. From September 1998 to January 2001, Mr. Bradley held executive positions at Gateway Corporation, a computer supplier and seller, serving most recently as Executive Vice President, Global Operations. Mr. Bradley holds a B.S. in Business Administration from Towson State University.	45	2002
Gareth C. C. Chang	**Gareth C.C. Chang** has served as one of our directors since July 2001. He has been the Chairman and Managing Partner of GC3 & Associates International, LLC, a private investment and consulting company, since June 2001. From September 1998 to April 2000, Mr. Chang served as Chairman and Chief Executive Officer of STAR TV, a provider of satellite television in Asia, and as Executive Director of News Corporation, a global provider of news, sports and entertainment. Mr. Chang is currently a member of the Advisory Council of Nike Inc. and also serves as a director of Agile Software Corp. Mr. Chang holds a B.S. in mathematics and physics from California State University, Fullerton and an M.B.A. from Pepperdine University. He also holds an honorary doctoral of science degree from California State University, Fullerton, is currently a visiting professor at Tsinghua University in Beijing, China and is also serving on the Public Policy Advisory Board of the University of California, Los Angeles.	61	2001

Name	Principal Occupation During Last Five Years	Age	Director Since
Bruce W. Dunlevie	**Bruce W. Dunlevie** has served as one of our directors since October 2003. He served as a director of Handspring, Inc., a developer and seller of handheld computers and smartphones, from October 1998 to October 2003. Mr. Dunlevie has been a Managing Member of Benchmark Capital, a venture capital firm, since its founding in May 1995. He is also a director of Rambus, Inc. Mr. Dunlevie holds a B.A. from Rice University and an M.B.A. from the Stanford School of Business.	47	2003
Michael Homer	**Michael Homer** has served as one of our directors since February 2000. Mr. Homer is a founder of and has been the Chairman of Kontiki, Inc., a provider of a managed delivery system for enterprise media and document control, since November 2000, and, from November 2000 until November 2003, he was also the Chief Executive Officer of Kontiki, Inc. From April 1999 to November 2000, Mr. Homer was Senior Vice President at America Online, an Internet service provider. Prior to Netscape's acquisition by America Online, Mr. Homer held various positions at Netscape, a provider of software, services and website resources to businesses and consumers using the Internet, beginning in October 1994, including Executive Vice President, Sales and Marketing and General Manager of Netscape Netcenter. Mr. Homer is also a director of Opsware, Inc. Mr. Homer holds a B.S. from the University of California, Berkeley.	46	2000

Board and Committee Meetings

During fiscal year 2004, the board of directors held six meetings. The board of directors has determined that Mssrs. Campbell, Chang, Damlamian, Doerr, Dunlevie and Homer and Ms. Swenson are "independent" as defined under the Nasdaq marketplace rules. Mr. Benhamou, as palmOne's interim Chief Executive Officer until October 28, 2003, and Ms. Dubinsky, as the former Chief Executive Officer of Handspring (acquired by palmOne on October 29, 2003), are not considered "independent" under the Nasdaq marketplace rules. The board of directors has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. The board of directors has adopted written charters for each of the committees, which are available on the Investor Relations section of our website at http://www.palmone.com.

During fiscal year 2004, the Audit Committee met nine times. Its current members are Gordon A. Campbell, Donna L. Dubinsky and Susan G. Swenson, and Ms. Swenson is the chairperson. The Audit Committee, among other things, oversees palmOne's auditing, accounting, financial reporting and internal control functions, appoints, compensates, retains, oversees, determines the funding for and evaluates palmOne's independent auditors, and monitors the independence of and the audit and non-audit services provided by such independent auditors. The board of directors has determined that Mr. Campbell and Ms. Swenson are "independent" as defined under the Nasdaq marketplace rules. As discussed above, Ms. Dubinsky is not independent under the Nasdaq marketplace rules, but as permitted as an exceptional and limited circumstance under the Nasdaq requirements, the board of directors carefully considered Ms. Dubinsky's participation on the Audit Committee as well as her accounting and financial expertise and her knowledge of palmOne's business and industry and determined that it is in the best interests of palmOne and its stockholders that she serve as a member of the Audit Committee. The board of directors has also determined that Ms. Swenson is an "audit committee financial expert," as that term has been defined by the Securities and Exchange Commission. For additional information concerning the Audit Committee, see "Report of the Audit Committee of the Board of Directors" which appears on page 36 of this proxy statement.

During fiscal year 2004, the Compensation Committee met five times. Its current members are Eric A. Benhamou, Gordon A. Campbell, Bruce W. Dunlevie and Susan G. Swenson. Mr. Campbell is the chairperson. The Compensation Committee determines, approves and reports to the board of directors on all elements of compensation for palmOne's executive officers including salaries, bonuses, stock options, benefits and other compensation arrangements. The board of directors has determined that Mssrs. Campbell and Dunlevie and Ms. Swenson are "independent" as defined under the Nasdaq marketplace rules. As discussed above, Mr. Benhamou is not independent under the Nasdaq marketplace rules, but as permitted as an exceptional and limited circumstance under the Nasdaq requirements, the board of directors carefully considered Mr. Benhamou's participation on the Compensation Committee as well as his knowledge of compensation practices in palmOne's geographic market, industry and peer groups and his experience with palmOne's business and industry and determined that it is in the best interests of palmOne and its stockholders that he serve as a member of the Compensation Committee. For additional information concerning the Compensation Committee, see "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee of the Board of Directors on Executive Compensation" which appear on page 13 and page 38 of this proxy statement.

During fiscal year 2004, the Nominating and Governance Committee met two times. Its current members are Eric A. Benhamou, Gareth C.C. Chang and Michael Homer. Mr. Chang is the chairperson. The Nominating and Governance Committee focuses on issues relating to the composition and operation of the board of directors and provides assistance to the board of directors in the areas of membership selection, committee selection and rotation practices, evaluation of the overall effectiveness of the board of directors, and review and consideration of developments in corporate governance practices. The board of directors has determined that Mssrs. Chang and Homer are "independent" as defined under the Nasdaq marketplace rules. As discussed above, Mr. Benhamou is not independent under the Nasdaq marketplace rules, but as permitted as an exceptional and limited circumstance under the Nasdaq requirements, the board of directors carefully considered Mr. Benhamou's participation on the Nominating and Governance Committee as well as his knowledge of corporate governance issues and practices and experience on numerous boards of directors, including his history with palmOne's board of directors and business, and determined that it is in the best interests of palmOne and its stockholders that he serve as a member of the Nominating and Governance Committee. The Nominating and Governance Committee reviews director nominees submitted by stockholders of palmOne. Stockholders submitting such recommendations for director nominees should follow the procedures described in "Consideration of Director Nominees," "Stockholder Proposals to be Presented at the Next palmOne Annual Meeting" and "Transaction of Other Business at the palmOne Annual Meeting," which appear on pages 9, 47 and 47, respectively, of this proxy statement.

During fiscal year 2004, no directors attended fewer than seventy-five percent (75%) of the aggregate of the total number of meetings of the board of directors held during the period they served as directors and the total number of meetings held by the committees of the board of directors during the period that they served on any such committees of the board of directors.

Consideration of Director Nominees

Stockholder Nominees

The Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for membership on the board of directors as described below under "Identifying and Evaluating Nominees for Directors," which appears on page 10 below. Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee's name and qualifications for membership on the board of directors. In addition, they should be submitted within the time frame specified under "Stockholder Proposals to be Presented at the Next palmOne Annual Meeting" and "Transaction of Other Business at the palmOne Annual Meeting" which appear on page 47 of this proxy statement and addressed to: palmOne, Inc., 400 N. McCarthy Blvd., Milpitas, California, 95035, Attn: Secretary.

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the board of directors, the Nominating and Governance Committee endeavors to evaluate, propose and approve candidates with substantial business experience, applicable industry expertise and personal skills in business management, technology, finance, marketing, financial reporting and other areas that may be expected to contribute to an effective board of directors. The Nominating and Governance Committee seeks to assure that the board of directors is composed of individuals who are capable of advising palmOne's management on matters related to the current or future business directions of palmOne, who represent a broad and diverse range of viewpoints and experience and who have the highest professional and personal ethics, consistent with palmOne's values and standards. Candidates should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all stockholders.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the Nominating and Governance Committee through current members of the board of directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee, and may be considered at any point during the year. As described above, the Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for the board of directors. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. With respect to the inclusion of Ms. Dubinsky as a nominee approved by the Nominating and Governance Committee on our proxy card, Ms. Dubinsky was recommended as a board of directors member in connection with our acquisition of Handspring, Inc. in October 2003.

Stockholder Communications with the Board of Directors

We believe that management speaks for palmOne, but we also recognize that principles of corporate governance increasingly require that stockholders be given direct access to the board of directors. Any stockholder may communicate directly with members of our board of directors by writing to the Chairman of the board of directors at palmOne, Inc., 400 N. McCarthy Blvd., Milpitas, CA 95035.

Our General Counsel and Corporate Secretary will log and review all such correspondence and regularly (but no less frequently than quarterly) forward to our board of directors a summary of all such correspondence together with copies of any correspondence that, in the opinion of the General Counsel and Corporate Secretary, requires the attention of our board of directors or any of its committees. Any concerns relating to accounting, internal controls or auditing matters will be brought immediately to the attention of the chairperson of our audit committee and handled in accordance with procedures established by our audit committee with respect to such matters. Our directors may at any time review the correspondence log and copies of any or all of the summarized correspondence.

We encourage each of our directors to attend our annual meeting of stockholders.

Compensation of Directors

Members of the board of directors who are not employees of palmOne or any subsidiary of palmOne, or non-employee directors, received payments (which have been paid quarterly since September 1999) during fiscal year 2004 as follows: members of the board of directors received an annual retainer of $20,000 each and $4,000 for each full day meeting of the board of directors that they attended, $2,000 for each half day meeting of the board of directors that they attended and $1,000 for each meeting of the board of directors of three hours or less that they attended; plus reimbursement of travel expenses for travel by members of the board of directors who reside outside of the local area. Additionally, members of the board of directors who serve on the audit committee receive an annual retainer of $15,000 each, members of the board of directors who serve on the compensation committee receive an annual retainer of $10,000 each, and members of the board of directors who serve on the nominating and governance committee receive an annual retainer of $10,000 each. Members of the board of directors who serve on any such standing committee of the board of directors also receive $4,000 for each full day committee meeting that they attend, $2,000 for each half day committee meeting that they attend and $1,000 for each committee meeting of three hours or less that they attend, plus reimbursement of travel expenses for travel by members of such standing committees who reside outside of the local area.

Prior to and in connection with the distribution of all of the shares of PalmSource common stock held by palmOne to its stockholders in October 2003, the board of directors formed a special separation committee of the board of directors in fiscal year 2003. Mr. Homer and Ms. Swenson served as members of the separation committee, and Mr. Benhamou served as an ex-officio member of the separation committee. The two full-time members of the separation committee each received payments of $40,000 in fiscal year 2004 for their services on the separation committee. The members of the separation committee did not receive any compensation in fiscal year 2003 for their service on the separation committee.

Following the acquisition of Handspring, Inc. by palmOne in October of 2003, Ms. Dubinsky, the former Chief Executive Officer of Handspring, became a director of palmOne. palmOne agreed to pay the costs of COBRA insurance for Ms. Dubinsky for a period of 13 months following consummation of the merger, which, during fiscal year 2004, totaled $8,875.

Non-employee directors are eligible to receive stock options under palmOne's 2001 Stock Option Plan for Non-Employee Directors, as amended, or the 2001 Director Plan. Pursuant to the terms of the 2001 Director Plan, upon the distribution of all of the shares of PalmSource common stock held by palmOne to its then stockholders, proportionate adjustments were made to the number and exercise price of shares subject to outstanding options in order to maintain the intrinsic value of the options. In order that palmOne can continue to attract and retain outstanding and highly skilled individuals to serve on its board of directors, at the 2003 Annual Meeting, stockholders approved an amendment to the 2001 Director Plan which adjusted the stock option guidelines under which non-employee directors of palmOne are entitled to receive option grants under the 2001 Director Plan.

Under the 2001 Director Plan, each non-employee director who first becomes a non-employee director after October 28, 2003 is automatically granted an option to purchase 28,000 shares of palmOne common stock on the date that he or she is first appointed or elected as a non-employee director. Each non-employee director is also automatically granted an option to purchase 14,000 shares of palmOne common stock on the date of each annual meeting after October 28, 2003 if he or she is a non-employee director on the date of such annual meeting and has served as such for at least the immediately preceding six months.

In addition to the initial and/or ongoing grants of options described above, a non-employee director may be eligible to receive automatic grants of options based on his or her service as the chairman of a standing committee of the board of directors (which we will refer to in this proxy statement as a committee chair), a member (whether voting or non-voting) of a standing committee of the board of directors (which we will refer to in this proxy statement as a committee member), and/or the chairman of the board of directors. Each non-employee director who was a committee chair on October 28, 2003 was automatically granted an option to purchase 2,500 shares of palmOne common stock on that date. Each non-employee director who first becomes a committee chair after October 28, 2003 is automatically granted an option to purchase 2,500 shares of palmOne common stock on the date that he or she is first appointed as a committee chair. Each non-employee director who has received an option by reason of his or her status as a committee chair is also automatically granted an option to purchase 2,500 shares of palmOne common stock on the date of each annual meeting after October 28, 2003 if he or she is a committee chair on the date of such annual meeting and has served in such position for at least the immediately preceding six months. A non-employee director is entitled to more than one option award by reason of his or her status as a committee chair to the extent that, on any grant date, he or she is the chairman of more than one standing committee of the board of directors. In addition, each non-employee director who was a committee member on October 28, 2003 was automatically granted an option to purchase 2,000 shares of palmOne common stock on that date. Each non-employee director who first becomes a committee member after October 28, 2003 is automatically granted an option to purchase 2,000 shares of palmOne common stock on the date that he or she is first appointed as a committee member. Each non-employee director who has received an option by reason of his or her status as a committee member is also automatically granted an option to purchase 2,000 shares of palmOne common stock on the date of each annual meeting after October 28, 2003 if he or she is a committee member on the date of such annual meeting and has served in such position for at least the immediately preceding six months. A non-employee director will be entitled to more than one option award by reason of his or her status as a committee member to the extent that, on any grant date, he or she is a member of more than one standing committee of the board of directors. However, a non-employee director may not receive an option award by virtue of his or her service on any standing committee with respect to which he or she is entitled to receive an option award by virtue of his or her status as the chairman of that committee. Finally, each non-employee director who is the chairman of the board of directors on the date of an annual meeting will automatically be granted an option to purchase 4,000 shares of palmOne's common stock on that date. Each option granted under the 2001 Director Plan has a maximum term of ten years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. Each option award becomes exercisable in three equal annual installments, beginning on the first anniversary of the date of grant, provided that in each case the non-employee director remains a director on those dates. However, if a change of control (as defined in the 2001 Director Plan) occurs and an optionee ceases to be a non-employee director as an immediate and direct consequence of the change of control, his or her outstanding options will become fully vested and exercisable on the date of the change of control. Also, if an optionee terminates his or her service on the board of directors due to his or her death, his or her outstanding options will immediately vest in full.

During fiscal year 2004, options were granted under the 2001 Director Plan for the following number of shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) and at the exercise prices shown:

2001 Director Plan

Director	Fiscal Year 2004 Options Granted	Per Share Price
Eric A. Benhamou	31,541	$19.00
Gordon A. Campbell	26,523	19.00
Gareth C.C. Chang	22,938	19.00
Jean-Jacques Damlamian	20,071	19.00
L. John Doerr	28,000	17.50
Donna L. Dubinsky	30,000	17.50
Bruce W. Dunlevie	30,000	17.50
Michael Homer	22,938	19.00
Susan G. Swenson	26,523	19.00

Non-employee directors are also eligible for discretionary awards under palmOne's 1999 Stock Plan, as amended. During fiscal year 2004, options to purchase 7,168 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) at a per share exercise price of $19.00 were granted to Eric A. Benhamou under the 1999 Stock Plan.

In addition, at the time of the merger of Handspring and palmOne, palmOne assumed certain options of Handspring, including options for 1,012 shares of palmOne common stock at a per share exercise price of $11.34 and 1,012 shares of palmOne common stock at a per share exercise price of $30.34 granted to L. John Doerr under the Handspring 2000 Stock Plan.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2004, Gordon A. Campbell, Bruce W. Dunlevie and Susan G. Swenson served as members of the Compensation Committee of palmOne's board of directors, none of whom is or has been an officer or employee of palmOne or any of its subsidiaries. In addition, during fiscal year 2004, Eric A. Benhamou, the Chief Executive Officer of palmOne until October 2003, served as a member of the Compensation Committee. None of palmOne's executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on palmOne's board of directors or Compensation Committee. No member of palmOne's board of directors is an executive officer of a company in which one of palmOne's executive officers serves as a member of the board of directors or compensation committee of that company.

Mr. Benhamou is also the Chairman of the board of directors of PalmSource, which licenses to palmOne the operating system used in its handhelds and smartphones. In December 2001, palmOne entered into a software license agreement with PalmSource which was amended and restated in June 2003. The agreement includes a minimum annual royalty and license commitment of $39.0 million, $41.0 million and $42.5 million during each of the contract years in the period ending December 3, 2006. Under the software license agreement, palmOne incurred expenses of $39.5 million during fiscal year 2004.

Subsequent to the date of separation of PalmSource from palmOne, PalmSource continued to pay palmOne for certain transitional services. During the fiscal year 2004, palmOne recognized $0.4 million for these transitional services.

Upon the PalmSource distribution, palmOne contributed an additional $6.0 million of cash, forgave a $20.0 million intercompany note receivable and assigned $15.0 million of a $50.0 million convertible note to PalmSource.

Code of Ethics

palmOne has adopted a code of ethics for its directors, officers and other employees. A copy of the palmOne Worldwide Code of Business Conduct and Ethics is available on the Company Information section of our website at http://www.palmone.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires palmOne's executive officers, directors and persons who beneficially own more than 10% of palmOne's common stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such persons are required by Securities and Exchange Commission regulations to furnish palmOne with copies of all Section 16(a) forms filed by such persons.

Based solely on palmOne's review of such forms furnished to palmOne and written representations from certain reporting persons, palmOne believes that all filing requirements applicable to palmOne's executive officers, directors and persons who beneficially own more than 10% of palmOne's common stock were complied with during fiscal year 2004, with the exceptions noted herein. One late Form 4 report was filed by Jeffrey C. Hawkins on March 30, 2004 to report the sale of stock pursuant to a 10b5-1 trading plan on March 25, 2004.

Vote Required

If a quorum is present and voting at the annual meeting, the three nominees for Class II directors receiving the highest number of affirmative votes will be elected as Class II directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum but will have no other legal effect under Delaware law.

Recommendation of the palmOne Board of Directors

The board of directors unanimously recommends that the stockholders vote "FOR" the election of Gordon A. Campbell, Donna L. Dubinsky and Susan G. Swenson as Class II directors of the board of directors of palmOne.

PROPOSAL NO. 2

APPROVAL OF PALMONE'S AMENDED AND RESTATED 1999 STOCK PLAN

General Description and Rationale

We are asking our stockholders to approve our Amended and Restated 1999 Stock Plan, which will include amendments related to the following three changes, all of which are intended to provide palmOne with greater flexibility within the existing share reserve:

- In addition to options and stock purchase rights to acquire restricted stock available under the current 1999 Stock Plan, the ability to grant stock appreciation rights, performance shares and performance units.
- The ability to grant stock purchase rights to acquire restricted stock, performance shares and performance units in any fiscal year for up to 35% of the total shares available for issuance under the Amended and Restated 1999 Stock Plan on the first day of such fiscal year, as opposed to up to 10% under the current 1999 Stock Plan; and
- The ability to deduct for federal income tax purposes, if certain requirements are met, equity compensation in excess of $1 million that we may pay to certain of our executive officers in any single year pursuant to the Amended and Restated 1999 Stock Plan in connection with stock purchase rights to acquire restricted stock, stock appreciation rights, performance shares and performance units as well as options.

Proposed new accounting regulations are expected to require companies to record a charge to earnings for employee stock option grants, including options granted under plans similar to our current 1999 Stock Plan and the proposed Amended and Restated 1999 Stock Plan. The extent to which we will make grants of awards other than options under the Amended and Restated 1999 Stock Plan will depend on the developments in these accounting regulations as well as several other factors, including our assessment of the impact of the final rules on our earnings, the attitude of financial analysts and investors towards these potentially significant non-cash charges, actions by other companies with respect to the design and operation of equity incentive plans and our determination of how to best compensate our executive officers, other employees and directors and continue to align their interests with the interests of our stockholders. The Amended and Restated 1999 Stock Plan will allow us to grant a wider range of awards than is permitted under our current 1999 Stock Plan, including stock appreciation rights, performance shares and performance units. This broader range of awards will give us greater flexibility in structuring performance measures and goals into our equity compensation. It will also help us achieve our goal of attracting, retaining and motivating talented personnel to advance the interests of our stockholders. We believe that the Amended and Restated 1999 Stock Plan will be an essential element of a competitive compensation package.

Awards granted under the Amended and Restated 1999 Stock Plan may be designed to qualify as "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code ("Section 162(m)"). Pursuant to Section 162(m), we generally may not deduct for federal income tax purposes compensation paid to our Chief Executive Officer or our four other highest paid employees to the extent that any of these persons receive more than $1 million in compensation in any single year. However, if the compensation qualifies as "performance-based" for Section 162(m) purposes, palmOne generally may deduct for federal income tax purposes the compensation paid even if such compensation exceeds $1 million in a single year. For the awards granted under the Amended and Restated 1999 Stock Plan to qualify as "performance-based" compensation under Section 162(m), among other things, our stockholders must approve the material terms of the Amended and Restated 1999 Stock Plan. Our Board of Directors approved the Amended and Restated 1999 Stock Plan in July 2004, subject to stockholder approval at the 2004 Annual Meeting. As of July 15, 2004, options to purchase a total of 3,698,827 shares were outstanding under the 1999 Stock Plan. As of July 15, 2004, the closing price of our common stock was $34.59 per share.

Comparison of Material Differences between the Provisions of the Current and Proposed Stock Plan

Feature	Current	Proposed
Types of available awards	Stock options, stock purchase rights to acquire common stock.	Stock options, stock purchase rights, stock appreciation rights, performance shares and performance units (each, an "award").
Limits on shares available for issuance pursuant to stock purchase rights, performance shares and performance units	No more than 10% of the total shares available for issuance under the 1999 Stock Plan on the first day of the fiscal year may be issued pursuant to stock purchase rights during that fiscal year.	Up to 35% of the total shares available for issuance under the Amended and Restated 1999 Stock Plan on the first day of the fiscal year may be issued pursuant to stock purchase rights, performance shares and performance units during that fiscal year.
Section 162(m) qualification	Certain stock options may be granted as "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code.	Additional awards may be granted as "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code. This includes awards granted subject to the achievement of the performance goals described below.

Description of Types of Awards

Stock Option	An option to buy stock at a fixed price for a fixed period of time, usually subject to certain vesting requirements.
Stock Purchase Rights	A contractual right to purchase common stock of palmOne at a predetermined price.
Stock Appreciation Rights ("SARs")	A contractual right that allows an individual to receive cash or stock (or a combination of the two) of a value equal to the appreciation of a certain number of shares of stock from the grant date to the date the SAR is exercised.
Performance Shares and Performance Units	Awards that will result in a payment (in cash, shares of equivalent value or a combination of the two) to a participant only if performance goals established by the Administrator are achieved or the awards otherwise vest.

Please see the summary of the Amended and Restated 1999 Stock Plan below.

Summary of the Amended and Restated 1999 Stock Plan

The material features of the Amended and Restated 1999 Stock Plan are summarized below. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Amended and Restated 1999 Stock Plan, which is attached as Appendix A. Capitalized terms used in this summary and not defined shall have the meanings set forth in the Amended and Restated 1999 Stock Plan.

General

The purposes of the Amended and Restated 1999 Stock Plan are to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to palmOne employees, directors and consultants, and promote the success of palmOne's business. This proposal does not include any increase to the number of shares available for issuance under the Amended and Restated 1999 Stock Plan from the current 1999 Stock Plan. Approximately 10,853,408 shares are reserved for issuance under the Amended and Restated 1999 Stock Plan and approximately 5,033,042 shares remain available for future grant as of July 15, 2004. The number of shares authorized under the Amended and Restated 1999 Stock Plan automatically increases on the first day of each fiscal year by an amount equal to the lesser of (i) 5% of the outstanding shares of palmOne common stock on that date or (ii) an amount determined by the board of directors. If an award expires or becomes unexercisable without having been fully exercised, the unpurchased shares that were subject to the award will, in general, become available again for grant or sale under the Amended and Restated 1999 Stock Plan. No more than 35% of the total shares available for issuance under the Amended and Restated 1999 Stock Plan on the first day of the fiscal year may be issued pursuant to stock purchase rights, performance shares and performance units during that fiscal year.

Administration

The Amended and Restated 1999 Stock Plan may be administered by palmOne's board of directors or a committee, which the board of directors may appoint from among its members (the "Administrator"). To the extent that the Administrator determines it is desirable to qualify awards as "performance-based" compensation for purposes of Section 162(m) (so that palmOne is entitled to receive a federal tax deduction for certain compensation paid under the Amended and Restated 1999 Stock Plan), the Administrator generally will consist of members who qualify as "outside directors" within the meaning of Section 162(m). To the extent that the Administrator determines it is desirable to qualify awards for exemption under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, the Administrator generally will meet such other requirements as are established by the Securities and Exchange Commission. (For the plan to qualify for exemption under Rule 16b-3, members of the committee must be "non-employee directors.")

Subject to the provisions of the Amended and Restated 1999 Stock Plan, the Administrator has all discretion and authority to administer the Amended and Restated 1999 Stock Plan and to control its operation, including, for example, the power to: (a) select which employees, directors and consultants will be granted awards; (b) determine the terms and conditions of each award (such as the exercise price and vesting schedule); (c) institute an award exchange program (whereby outstanding awards are exchanged for awards of the same or different type, which may have a lower exercise or purchase price, or are exchanged for cash or a combination of awards and cash) or reduce the exercise price of an award, (d) interpret the terms of the Amended and Restated 1999 Stock Plan and the outstanding awards and (e) permit a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to the participant under an award. All decisions, interpretations and other actions of the Administrator are final, conclusive and binding on all participants.

Eligibility

The Amended and Restated 1999 Stock Plan provides that awards may be granted to our employees, directors and consultants.

Code Section 162(m) Performance Goals

We have designed the Amended and Restated 1999 Stock Plan so that it permits us to issue awards that qualify as performance-based under Section 162(m) of the Code. In the Administrator's discretion, one or more of the following performance goals may apply to a participant with respect to an award: revenue, unit sales, net income, operating income, expenses, gross margin, operating margin, return on assets, return on equity, return on sales, total stockholder return, cash position and operating cash flow. Each of these goals is defined in the Amended and Restated 1999 Stock Plan. Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, passage of time and/or against another company or companies), (3) on a per-share basis, (4) against the performance of palmOne as a whole or a business unit of palmOne, or by product or product line, (5) on a pre-tax or after-tax basis, and/or (6) on a generally accepted accounting principles ("GAAP") or non-GAAP basis.

By granting awards that vest upon achievement of performance goals, the Administrator may be able to preserve palmOne's deduction for certain compensation in excess of $1,000,000. Section 162(m) limits palmOne's ability to deduct annual compensation paid to palmOne's Chief Executive Officer or any other of palmOne's four most highly compensated executive officers to $1,000,000 per individual. However, palmOne can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the Amended and Restated 1999 Stock Plan, setting limits on the number of awards that any individual may receive, and for grants of restricted stock, establishing performance criteria that must be met before the award actually will vest or be paid. The performance goals listed above, as well as the per-person limits on shares covered by awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting palmOne to receive a federal income tax deduction in connection with such awards.

Terms and Conditions of Options

All options granted under the Amended and Restated 1999 Stock Plan are nonstatutory stock options, which are options that are ineligible for special, potentially favorable United States federal tax treatment from the U.S. Internal Revenue Service. Each option granted under the Amended and Restated 1999 Stock Plan is evidenced by a written stock option agreement between the optionee and palmOne and is subject to the following terms and conditions:

- *Exercise Price.* The Administrator determines the exercise price of options at the time the options are granted. The Amended and Restated 1999 Stock Plan provides that if palmOne desires to preserve its ability to deduct the compensation associated with options granted under the Amended and Restated 1999 Stock Plan pursuant to Section 162(m), the exercise price of a nonstatutory stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted. As palmOne's common stock is listed on the Nasdaq National Market, the fair market value generally is determined with reference to the closing sale price for the common stock (or the closing bid if no sales were reported) on the grant date.
- *Form of Consideration.* The means of payment for shares issued upon exercise of an option is determined by the Administrator and specified in each option agreement. Payment generally may be made by cash, check, other shares of our common stock owned by the optionee, delivery of an exercise notice together with irrevocable instructions to a broker to deliver to palmOne the exercise price from sale proceeds, or by a combination thereof.
- *Exercise of the Option.* Each stock option agreement will specify the term of the option and the date when the option is to become exercisable, all as determined by the Administrator. No option may be exercised after the expiration of its term.
- *Termination of Employment or service.* If an optionee ceases to be an employee, director or consultant for any reason (other than death or disability), then the optionee generally may exercise the option, to the extent vested as of such termination of employment or service, within the time period set forth in his or her option agreement or, if no such time is specified, within three months of such termination. In no event may an option be exercised after the expiration of its term.
- *Death or Disability of Optionee.* If an optionee ceases to be an employee, director or consultant as a result of the optionee's death or disability, then the optionee (or his or her beneficiary or estate) generally may exercise the option, to the extent vested as of such termination of employment or service, within the time period set forth in his or her option agreement or, if no such time is specified, within 12 months of such termination. In no event may an option be exercised after the expiration of its term.

- *Buyout Provisions.* The Administrator may at any time offer to buy out an option previously granted for a payment of cash or shares of palmOne's common stock.
- *Other Provisions.* The stock option agreement may contain terms, provisions and conditions that are inconsistent with the Amended and Restated 1999 Stock Plan as determined by the Administrator.
- *Award Limit.* No participant may be granted stock options to purchase more than 215,052 shares of common stock in any fiscal year, except that options to purchase an additional 430,105 shares may be granted in the participant's first fiscal year of service.

Stock Purchase Rights

Stock purchase rights may be issued either alone, in addition to or in tandem with other awards granted under the Amended and Restated 1999 Stock Plan and/or cash awards made outside of the Amended and Restated 1999 Stock Plan. The Administrator determines the exercise price of stock purchase rights granted under the Amended and Restated 1999 Stock Plan. Each grant of stock purchase rights will be evidenced by an award agreement between palmOne and the participant, which will contain the terms of the award as determined by the Administrator. Unless the Administrator determines otherwise, the restricted stock purchase agreement will grant palmOne a repurchase option that becomes exercisable upon the voluntary or involuntary termination of the purchaser's service with palmOne for any reason, including death or disability. The purchase price for shares palmOne repurchases generally will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to palmOne. The Administrator determines the rate at which the repurchase option will lapse; however, if the Administrator has determined it is desirable for the stock purchase right to qualify as "performance-based compensation" for purposes of Section 162(m), the repurchase option will lapse based on the achievement of performance goals. The Administrator will determine the number of shares of restricted stock subject to each stock purchase right, but during any fiscal year of palmOne, no participant may be granted more than 107,526 shares of restricted stock, except that an additional 215,052 shares of restricted stock may be granted in the participant's first fiscal year of service.

Stock Appreciation Rights

Stock appreciation rights ("SARs") are awards that grant the participant the right to receive an amount (in the form of cash, shares of equal value, or a combination thereof, as determined by the Administrator) equal to (1) the number of shares exercised, times (2) the amount by which palmOne's stock price exceeds the exercise price. An individual will be able to profit from a stock appreciation right only if the fair market value of the stock increases above the exercise price. Each SAR will be evidenced by an award agreement between palmOne and the participant, which will contain the terms of the award as determined by the Administrator. The exercise price is set by the Administrator but cannot be less than 100% of the fair market value of the covered shares on the grant date. An SAR may be exercised only if it becomes vested based on the vesting schedule established by the Administrator. SARs expire under the same rules that apply to options under the Amended and Restated 1999 Stock Plan. The Administrator will determine the number of shares covered by each SAR, but during any fiscal year of palmOne, no participant may be granted SARs covering more than 215,052 shares, except that SARs covering up to an additional 430,105 shares may be granted in the participant's first fiscal year of service. SARs generally will expire in the same manner and subject to the same terms as options, described above. In no event may an SAR be exercised after the expiration of its term.

Performance Units and Performance Shares

Performance units and performance shares are awards that result in a payment to a participant (in the form of cash, shares of equal value, or a combination thereof, as determined by the Administrator) only if performance goals and/or other vesting criteria established by the Administrator are achieved or the awards otherwise vest. Each performance unit and performance share is evidenced by an award agreement between palmOne and the participant, which will contain the terms of the award as determined by the Administrator. The applicable performance goals (which may be solely continued employment) will be determined by the Administrator, and may be applied on a company-wide, divisional or individual basis, as deemed appropriate in light of the participant's specific responsibilities, or may be based upon applicable federal or state securities laws, or other basis determined by the Administrator (see "Performance Goals" below for more information).

The Administrator will determine the number of performance units granted to a participant, but during any fiscal year of palmOne, no participant may receive performance units having an initial value greater than $1 million and no participant may receive more than 107,526 performance shares except that in the participant's first year of service, he or she may be granted additional performance units with an initial value of up to $2 million and up to an additional 215,052 performance shares. The Administrator establishes the initial value of each performance unit on or before the date of grant and each performance share has an initial value equal to the fair market value of a share of palmOne's common stock on the date of grant.

Non-Transferability of Awards

Unless determined otherwise by the Administrator, an award granted under the Amended and Restated 1999 Stock Plan generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an award granted under the Amended and Restated 1999 Stock Plan transferable, such award shall contain such additional terms and conditions as the Administrator deems appropriate. The Administrator also may impose restrictions on any shares acquired pursuant to the exercise of an award as it may deem advisable (such as restrictions related to applicable securities laws or the requirements of any national securities exchange or system upon which the shares of palmOne's common stock is listed).

Adjustment Upon Changes in Capitalization

If palmOne experiences a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other change in the corporate structure of palmOne affecting the shares such that the Administrator, in its discretion, determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Amended and Restated 1999 Stock Plan, then proportional adjustments shall be made in the number of shares of palmOne's common stock which have been authorized for issuance under the Amended and Restated 1999 Stock Plan (including the annual increase to the shares available for issuance), the individual fiscal year limits applicable to awards, the number of shares of stock subject to any award outstanding under the Amended and Restated 1999 Stock Plan, and the exercise price of any such outstanding award. Any such adjustment shall be made by the Administrator, whose determination shall be conclusive. In addition, the number of shares authorized for issuance under the Amended and Restated 1999 Stock Plan are appropriately increased from time to time for any increase in the number of issued shares resulting from adjustments to outstanding awards in connection with spin-off of PalmSource, Inc.

Change of Control

In the event of a merger of palmOne or the sale of all or substantially all of its assets, the successor corporation (or its parent or subsidiary) will assume or substitute each outstanding award. If the successor corporation refuses to assume the awards or to substitute equivalent awards, such awards shall become 100% vested and fully exercisable (if applicable). In addition, if an option, stock purchase right or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution, the Administrator shall notify the participant that each such award is fully exercisable for fifteen (15) days from the date of such notice and that the award terminates upon expiration of such period.

In addition, if a participant is terminated as a service provider for reasons other than cause within 12 months following a change of control, then the vesting and exercisability of each of the participant's outstanding awards shall accelerate upon such termination with respect to fifty percent (50%) of the then unvested shares subject to or acquired under each such award.

Amendment, Suspensions and Termination of the Amended and Restated 1999 Stock Plan

palmOne's board of directors may amend, suspend or terminate the Amended and Restated 1999 Stock Plan at any time. However, palmOne must obtain stockholder approval for any amendment to the Amended and Restated 1999 Stock Plan to the extent necessary or desirable to comply with applicable law. No such action may alter or impair the rights of any participant without the written consent of the participant. Unless terminated earlier, the Amended and Restated 1999 Stock Plan will terminate in 2009.

Federal Tax Information

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and palmOne of awards granted under the Amended and Restated 1999 Stock Plan. It does not purport to be complete and does not discuss the tax consequences of the participant's death or the provisions of the income tax laws of any municipality, state or foreign country in which the employee may reside. Tax consequences for any particular individual may be different.

Options

Options granted under the Amended and Restated 1999 Stock Plan are nonstatutory options which are options that are ineligible for special, potentially favorable, United States federal tax treatment from the U.S. Internal Revenue Service.

An optionee will not recognize any taxable income at the time the optionee is granted a nonstatutory option. However, upon its exercise, the optionee will recognize taxable income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also a palmOne employee will be subject to tax withholding by palmOne. Upon resale of such shares by the optionee, any difference between the sale price and the optionee's purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on how long the optionee held the shares. Unless limited by Section 162(m), palmOne is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

Stock Appreciation Rights

No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares of palmOne common stock received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Stock Purchase Rights (Restricted Stock), Performance Units and Performance Shares

A participant will not recognize taxable income upon grant (unless, with respect to restricted stock, he or she elects to be taxed at that time). Instead, he or she will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting date) of the vested shares received minus any amount paid for the shares. If payout of an award is deferred, a participant will not have taxable income until the Award is paid.

Tax Effect for palmOne

palmOne generally will be entitled to a tax deduction in connection with an award under the Amended and Restated 1999 Stock Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to palmOne's Chief Executive Officer and to each of palmOne's four most highly compensated executive officers. However, the Amended and Restated 1999 Stock Plan has been designed to permit the Administrator to grant awards that qualify as performance-based compensation under Section 162(m), thereby permitting palmOne to receive a federal income tax deduction in connection with such awards.

Accounting Treatment

Currently, employee awards with purchase prices at or above fair market value on the grant date typically do not result in any direct charge to palmOne's reported earnings. However, the fair market value of these awards is required to be disclosed in the notes to palmOne's financial statements. palmOne must also disclose, in the notes to palmOne's financial statements, the pro forma impact these awards would have on reported earnings and earnings per share if the fair value of the awards at the time of grant was treated as a compensation expense.

Currently, employee awards with purchase prices below fair market value on the grant date result in a direct compensation expense that is typically equal to the "spread" (i.e. the difference between the purchase price and the fair market value on the grant date). Typically, this expense is amortized over the award's vesting period.

The Financial Accounting Standards Board currently intends to require mandatory expensing for equity awards for fiscal years commencing after December 15, 2004. In such event, palmOne expects that all Amended and Restated 1999 Stock Plan awards will result in direct charges to palmOne's reported earnings.

Awards to be Granted to Certain Individuals and Groups

The number of awards (if any) that an employee, consultant, or director may receive under the Amended and Restated 1999 Stock Plan is in the discretion of the Administrator and therefore cannot be determined in advance. palmOne's executive officers and directors have an interest in this proposal because they are eligible to receive awards under the Amended and Restated Stock Plan. The following table sets forth with respect to the 1999 Stock Plan (a) the total number of shares of palmOne common stock subject to options granted during the last fiscal year, (b) the average per share exercise price of such options (c) the total number of shares of restricted stock granted during the last fiscal year, and (d) the U.S. dollar value of such shares of restricted stock, based on $34.59 per share, the last reported trade price for shares on July 15, 2004.

Name of Individual or Group	Number of Options Granted	Average Per Share Exercise Price ($)	Number of Shares of Restricted Stock Granted	Dollar Value of Shares of Restricted Stock Granted ($)
Eric A. Benhamou(1) Former Chief Executive Officer and current Chairman of the board of directors	7,168	19.00	—	—
R. Todd Bradley Chief Executive Officer and Director	215,052	11.20	30,000	1,037,700
Judy Bruner Former Senior Vice President and Chief Financial Officer	70,901	12.82	5,000	172,950
Mary E. Doyle Senior Vice President, General Counsel and Secretary	43,010	11.20	—	—
Angel Mendez Senior Vice President, Global Operations	86,021	11.20	—	—
Ken Wirt Senior Vice President, General Manager of Handheld Business Unit	78,852	11.20	—	—
All executive officers, as a group	466,501	11.81	50,000	1,729,500
All directors who are not executive officers, as a group(1)	7,168	19.00	—	—
All employees who are not executive officers, as a group	3,219,839	11.99	13,000	449,670

(1) Eric A. Benhamou was the Chief Executive Officer of palmOne until October 2003. At the time he received the option grant, in October 2003, he was the Chief Executive Officer and Chairman of the board of directors of palmOne, Inc.

Summary

palmOne believes strongly that approval of the Amended and Restated 1999 Stock Plan is essential to palmOne's continued success. palmOne's employees are its most important assets. The approval of the Amended and Restated 1999 Stock Plan will allow palmOne to grant a wider range of awards, including stock appreciation rights, performance shares and performance units. Awards such as those provided under the Amended and Restated 1999 Stock Plan constitute an important incentive for employees and other service providers of palmOne, align the interests of palmOne's executive officers, other employees and directors with the interests of palmOne's stockholders, and help palmOne to attract, retain, and motivate people whose skills and performance are critical to its success. Approval of the Amended and Restated 1999 Stock Plan also will allow palmOne to deduct certain executive compensation each year, thereby providing palmOne with potentially significant future tax benefits and associated cash flows.

Vote Required

The affirmative vote of a majority of the votes cast will be required to approve the adoption of the Amended and Restated 1999 Stock Plan. If the Amended and Restated 1999 Stock Plan is not approved by the affirmative vote of a majority of the votes cast, palmOne will continue to make grants under the 1999 Stock Plan as in effect prior to the amendment and restatement; this means that palmOne would not be able to deduct executive compensation in excess of $1 million paid to palmOne's chief executive officer and four other most highly compensated employees pursuant to stock purchase rights granted under the 1999 Stock Plan. An unfavorable vote for this proposal also would prevent palmOne from granting awards of stock appreciation rights, performance shares and performance units.

palmOne's executive officers have an interest in this proposal as they may receive awards under the Amended and Restated 1999 Stock Plan.

Recommendation

The board of directors unanimously recommends a vote "FOR" approval of the Amended and Restated 1999 Stock Plan.

PROPOSAL NO. 3

RATIFICATION OF DELOITTE & TOUCHE LLP

The board of directors of palmOne has selected Deloitte & Touche LLP as the independent public auditors of palmOne for the fiscal year ending June 3, 2005. Deloitte & Touche LLP served in such capacity for fiscal year 2004. A representative of Deloitte & Touche LLP will be present at the annual meeting, will be given the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions.

In the event ratification by the stockholders of the appointment of Deloitte & Touche LLP as palmOne's independent public auditors is not obtained, the board of directors of palmOne will reconsider such appointment.

Vote Required

The affirmative vote of a majority of the votes cast is required for approval of this proposal.

Recommendation of the palmOne Board of Directors

The board of directors unanimously recommends a vote "FOR" ratification of the appointment of Deloitte & Touche LLP as palmOne's independent public auditors for the fiscal year ending June 3, 2005.

EXECUTIVE OFFICERS

Set forth below is information concerning our current executive officers and their ages.

Name	Age	Position
R. Todd Bradley	45	Chief Executive Officer
Edward T. Colligan	43	President
Mary E. Doyle	52	Senior Vice President, General Counsel
Jeffrey C. Hawkins	47	Chief Technology Officer
Angel Mendez	43	Senior Vice President, Global Operations
Philippe Morali	43	Vice President, Interim Chief Financial Officer
Neil M. Scott	49	Vice President, Corporate Controller and Interim Chief Accounting Officer
Patricia A. Tomlinson	46	Senior Vice President, Human Resources

R. Todd Bradley (See description in Proposal No. 1 above).

Edward T. Colligan has served as President of palmOne since June 2004. From October 2003 until June 2004, he served as Senior Vice President and General Manager of the Wireless Business Unit of palmOne. Prior to joining palmOne in October 2003, Mr. Colligan was a co-founder and the President since October 2002 and the Chief Operating Officer since July 2001 of Handspring, Inc., a developer and seller of handheld computers and smartphones. From October 1998 through July 2001, he served as Senior Vice President, Marketing and Sales, of Handspring. Mr. Colligan holds a B.A. in political science from the University of Oregon.

Mary E. Doyle has served as Senior Vice President and General Counsel since April 2003. From April 2003 until October 2003, she served as Assistant Secretary of palmOne, and since October 2003 she has served as Secretary. Prior to joining palmOne, from July 1996 to December 2002, Ms. Doyle served as General Counsel and Secretary of General Magic, Inc., a voice application service provider. From January 1997 to September 1998, she served as Vice President of Business Affairs and, from September 1998 to December 2002, she served as Senior Vice President of Business Affairs at General Magic. In December 2002, General Magic filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. Ms. Doyle holds a B.A. in biology and economics from the University of California, Santa Cruz, and a J.D. from the University of California, Berkeley, Boalt Hall School of Law.

Jeffrey C. Hawkins has served as the Chief Technology Officer of palmOne since October 2003. Prior to joining palmOne, from July 1998 until October 2003, he was the Chief Product Officer and Chairman of the board of directors of Handspring, Inc., a developer and seller of handheld computers and smartphones. Since April 2002, he has served as Chairman and Executive Director of the Redwood Neuroscience Institute, a non-profit scientific research organization. He was a founder of Palm, Inc. and served as its Product Architect and one of its directors from 1992 to 1998. He holds a B.S.E.E. from Cornell University.

Angel Mendez has served as Senior Vice President, Global Operations since July 2001. Prior to joining palmOne, from April 2000 to March 2001, Mr. Mendez served as a Vice President of Global Supply Chain Management at Gateway Corporation, a computer supplier and seller. From June 1998 to April 2000, he served as Division Executive for Global Procurement at Citigroup. Mr. Mendez holds an M.B.A. from The Crummer School at Rollins College and a B.S.E.E. from Lafayette College and is a graduate of General Electric's Manufacturing Management Program.

Philippe Morali has been palmOne's Interim Chief Financial Officer since June 2004. From June 2002 until June 2004, he was Vice President Corporate Development and Treasury. From February 2000 when Mr. Morali joined palmOne until June 2002, he served as Vice President Affiliations and Mergers & Acquisitions. Prior to joining palmOne, from May 1998 to January 2000, Mr. Morali was the Director of Corporate Development for 3Com Corporation, a provider of voice and data networking products, services and solutions and the parent company of Palm, Inc. prior to its initial public offering. Mr. Morali holds an M.B.A. from the Columbia University Graduate School of Business in New York and a B.A. in Management from the University of Geneva, Switzerland.

Neil M. Scott has been palmOne's interim Chief Accounting Officer since June 2004 and has been a Vice President and the Corporate Controller since July 2002. From February 2000 to July 2002, Mr. Scott served as Controller, Content and Access. Prior to joining palmOne, Mr. Scott held various finance positions at 3Com Corporation, a provider of voice and data networking products, services and solutions and the parent company of Palm, Inc. prior to its initial public offering, from 1987 until February 2000, serving most recently as Controller of Asia Pacific Sales and Marketing. Prior to 3Com, he was employed by Deloitte & Touche LLP. Mr. Scott is a Chartered Accountant in South Africa. Mr. Scott holds a B.A. in Commerce and a diploma in Accounting from the University of Natal, South Africa.

Patricia A. Tomlinson has served as Senior Vice President and Chief Human Resources Officer since October 2003. Prior to joining palmOne in October 2003, Ms. Tomlinson was the Vice President, Human Resources, of Handspring, Inc., a developer and seller of handheld computers and smartphones, since January 2000. From April 1996 to November 1999, she was Vice President of Human Resources at Edify Corporation, a self-service software company. Ms. Tomlinson holds a B.A. in sociology from Pomona College.

The following were executive officers of palmOne during fiscal year 2004 but have since changed roles or resigned.

Name	Age	Position
Eric A. Benhamou	49	Chairman and Former Chief Executive Officer
Judy Bruner	45	Former Senior Vice President and Chief Financial Officer
Kenneth R. Wirt	53	Senior Vice President, Worldwide Marketing and Former Executive Officer

Eric A. Benhamou (See description in Proposal No. 1 above).

Judy Bruner served as Senior Vice President and Chief Financial Officer from September 1999 until June 2004. Prior to joining palmOne, from April 1988 to September 1999, Ms. Bruner held several executive and management positions at 3Com Corporation, a provider of voice and data networking products, services and solutions and the parent company of Palm, Inc. prior to its initial public offering. Ms. Bruner is currently Executive Vice President of Administration and Chief Financial Officer of SanDisk, Inc., and serves on the board of directors of Ciphergen Biosystems, Inc. Ms. Bruner holds a B.A. in economics from the University of California, Los Angeles, and an M.B.A. from Santa Clara University.

Kenneth R. Wirt is currently the Senior Vice President of Worldwide Marketing. He served as Senior Vice President and General Manager of the Handheld Business Unit from July 2003 until June 2004. From February 2003 to July 2003, he served as Senior Vice President, Sales and Marketing, from February 2002 to February 2003, he served as Senior Vice President, Marketing and Product Management, and, from July 2001 to February 2002, Mr. Wirt served as Senior Vice President, Marketing. Prior to joining palmOne, from February 1999 to December 2000, Mr. Wirt was the Founder and Chief Executive Officer of Riffage.com, Inc. Mr. Wirt holds an M.B.A. from Stanford University and a B.A. from the University of Michigan.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation

The following table sets forth information concerning the compensation paid by palmOne to (i) the current and former Chief Executive Officers of palmOne and (ii) the four other most highly compensated individuals (based on salary and bonus during fiscal year 2004) who were serving as executive officers of palmOne at the end of fiscal year 2004. We shall refer to such individuals collectively as the named executive officers in this proxy statement.

proxy

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation Salary ($)	Annual Compensation Bonus ($) (1)	Long-Term Compensation Awards: Restricted Stock Award(s) ($)(2)	Long-Term Compensation Awards: Securities Underlying Options (#)	All Other Compensation ($)(3)
Eric A. Benhamou	2004	213,280	—	—	38,709	35,333
Former Chief Executive Officer and current	2003	525,000	36,750	—	60,000	—
Chairman of the board of directors (4)	2002	284,375	—	—	55,250	—
R. Todd Bradley	2004	653,333	874,033	514,433(10)	215,052	123,276
Chief Executive Officer,	2003	596,250	86,800	97,000(11)	72,500	128,418
and Director (5)	2002	514,596	—	88,800(12)	80,000	55,194
Judy Bruner	2004	330,000	328,597	80,795(13)	70,901	3,473
Former Senior Vice President and	2003	330,000	32,340	48,500(14)	30,000	2,948
Chief Financial Officer (6)	2002	330,000	—	125,200(15)	21,154	2,795
Mary E. Doyle	2004	285,000	96,339	—	43,010	1,435
Senior Vice President, General Counsel and	2003	32,385	—	9,729(16)	—	119
Secretary (7)	2002	—	—	—	—	—
Angel L. Mendez	2004	300,000	213,375	—	86,021	121,089
Senior Vice President,	2003	300,000	21,000	48,450(17)	55,555	127,939
Global Operations (8)	2002	268,750	109,970	—	17,920	93,705
Kenneth R. Wirt	2004	326,250	272,451(18)	—	78,852	8,562
Senior Vice President and General Manager,	2003	300,000	21,000	48,450(19)	55,555	5,005
Handheld Business Unit (9)	2002	237,760	15,000	—	21,505	1,092

(1) No executive officers were paid bonuses under palmOne's company-wide bonus plan for the fiscal year 2002 due to palmOne's financial performance. Mary E. Doyle, Angel L. Mendez and Kenneth R. Wirt became executive officers of palmOne in October 2003.

(2) Based on the closing sale price of palmOne's common stock as reported on the Nasdaq National Market on May 28, 2004 of $21.23 per share, the dollar value of 70,503 shares of restricted stock outstanding as of May 28, 2004 was $1,496.778, of which 65,433 shares were subject to a right of repurchase by palmOne. palmOne does not presently plan to pay any dividends on shares of its restricted stock referred to in this column.

(3) All other compensation generally includes payment of travel/housing/car, or relocation, expenses, 401(k) matching payments, financial planning costs, group term life insurance premiums and severance payments. With respect to Mr. Benhamou, in fiscal year 2004, all other compensation represents $35,333.33 paid in connection with Mr. Benhamou's services as a director following his resignation as Chief Executive Officer in October 2003. With respect to Mr. Bradley, in fiscal year 2004, all other compensation includes $104,339 in relocation allowance, $5,000 in 401(k) matching payments, $11,935 in financial consulting expenses and $2,002 in group term life insurance premiums; in fiscal year 2003, all other compensation includes $111,468 in relocation allowance, $5,000 in 401(k) matching payments, $10,500 in financial consulting expenses and

$1,450 in group term life insurance premiums; in fiscal 2002, all other compensation includes $44,744 in relocation allowance, $9,500 in 401(k) matching payments and $950 in group term life insurance premiums. With respect to Ms. Bruner, in fiscal year 2004, all other compensation includes $2,375 in 401(k) matching payments and $1,098 in group term life insurance premiums; in fiscal year 2003, all other compensation includes $2,063 in 401(k) matching payments and $885 in group term life insurance premiums; in fiscal year 2002, all other compensation includes $2,063 in 401(k) matching payments and $732 in group term life insurance premiums. With respect to Ms. Doyle, in fiscal year 2004, all other compensation represents $1,435 in group term life insurance premiums; in fiscal year 2003, all other compensation represents $119 in group term life insurance premiums. With respect to Mr. Mendez, in fiscal year 2004, all other compensation includes $104,338 in relocation allowance, $5,031 in 401(k) matching payments, $11,060 in financial consulting expenses and $660 in group term life insurance premiums; in fiscal year 2003, all other compensation includes $111,467 in relocation allowance, $6,562 in 401(k) matching payments, $9,250 in financial consulting expenses and $660 in group term life insurance premiums; in fiscal year 2002, all other compensation includes $87,371 in relocation allowance, $1,562 in 401(k) matching payments, $4,250 in financial consulting expenses and $522 in group term life insurance premiums. With respect to Mr. Wirt, in fiscal year 2004, all other compensation includes $6,575 in 401(k) matching payments, and $1,987 in group term life insurance premiums; in fiscal year 2003, all other compensation includes $3,625 in 401(k) matching payments and $1,380 in group term life insurance premiums; in fiscal year 2002, all other compensation represents $1,092 in group term life insurance premiums.

(4) Mr. Benhamou served as Chief Executive Officer of palmOne, Inc, from November 9, 2001 to October 28, 2003.

(5) Mr. Bradley became an employee of palmOne, Inc. in June 2001 and was appointed a director of palmOne, Inc. effective as of July 2002. In addition, Mr. Bradley was appointed Chief Executive Officer of palmOne, Inc. effective October 2003.

(6) Ms. Bruner was Chief Financial Officer of palmOne, Inc. from September 1999 to June 18, 2004.

(7) Ms. Doyle joined palmOne, Inc. in April 2003 as Senior Vice President and General Counsel and was appointed Secretary in October 2003.

(8) Mr. Mendez joined palmOne, Inc. in July 2001 as Senior Vice President, Global Operations.

(9) Mr. Wirt joined palmOne, Inc. in July 2001 as Senior Vice President of Marketing and currently serves as Senior Vice President, Worldwide Marketing.

(10) Represents the dollar value of 3,333 and 26,667 shares of restricted stock granted to Mr. Bradley based upon the closing prices of $25.06 and $16.16 per share, respectively, of common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a three-year period.

(11) Represents the dollar value of 5,000 shares of restricted stock granted to Mr. Bradley based upon the closing price of $19.40 per share of palmOne's common stock on the date of grant, which vests in equal annual increments over a three-year period.

(12) Includes the dollar value of 500 shares of restricted stock granted to Mr. Bradley based upon the closing price of $104.80 per share of palmOne's common stock on the date of grant, which vests on the sixth anniversary of the date of grant. Also includes the dollar value of 500 shares of restricted stock granted to Mr. Bradley based upon the closing price of $72.80 per share of palmOne's common stock on the date of grant, which vests as to 30 percent of the shares on the first and second anniversary of the date of grant and as to the remaining 40 percent of the shares on the third anniversary of the date of grant.

(13) Represents the dollar value of 5,000 shares of restricted stock granted to Ms. Bruner based upon the closing price of $16.16 per share of palmOne's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a three-year period.

(14) Represents the dollar value of 2,500 shares of restricted stock granted to Ms. Bruner based upon the closing price of $19.40 per share of palmOne's common stock on the date of grant, which vests in equal annual increments over a three-year period.

(15) Includes the dollar value of 500 shares of restricted stock granted to Ms. Bruner based upon the closing price of $104.80 per share of palmOne's common stock on the date of grant, which vests on the sixth anniversary of the date of grant. Also includes the dollar value of 1,000 shares of restricted stock granted to

Ms. Bruner based upon the closing price of $72.80 per share of palmOne's common stock on the date of grant, which vests as to 30 percent of the shares on the first and second anniversary of the date of grant and as to the remaining 40 percent of the shares on the third anniversary of the date of grant.

(16) Represents the dollar value of 1,000 shares of restricted stock granted to Ms. Doyle based upon the closing price of $9.73 per share of palmOne's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a two-year period.

(17) Represents the dollar value of 2,500 shares of restricted stock granted to Mr. Mendez based upon the closing price of $19.40 per share of palmOne's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a three-year period.

(18) Represents a bonus of $184,687 and commissions in the amount of $87,764 paid in fiscal year 2004.

(19) Represents the dollar value of 2,500 shares of restricted stock granted to Mr. Wirt based upon the closing price of $19.40 per share of palmOne's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a three-year period.

Grants of Stock Options

The following table provides information concerning grants of options to purchase shares of palmOne's common stock ((such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) made during fiscal year 2004 to the named executive officers:

Option Grants in Fiscal Year 2004

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)	
Name	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year 2004(2)	Exercise Price Per Share ($/sh)(3)	Expiration Date	5%($)	10%($)
Eric A. Benhamou	7,168(5)	0.2	19.00	10/28/2013	85,650	217,054
R. Todd Bradley	215,052	5.8	11.20	07/31/2013	1,514,744	3,838,660
Judy Bruner	52,568	1.4	11.20	07/31/2013	370,269	938,334
	18,333	0.5	17.50	10/29/2013	201,766	511,316
Mary E. Doyle	43,010	1.2	11.20	07/31/2013	302,946	767,724
Angel L. Mendez	86,021	2.3	11.20	07/31/2013	605,899	1,535,467
Kenneth R. Wirt	78,852	2.1	11.20	07/31/2013	555,403	1,407,501

(1) All of the options in this table are subject to the terms of palmOne's 1999 Stock Plan, as amended. All options are exercisable only as they vest.

(2) Based on a total of options to purchase 3,693,508 shares granted to all palmOne employees in fiscal year 2004. Does not include 1,869,457 options granted to Handspring employees that were assumed by palmOne at the time of the acquisition of Handspring, Inc. in October 2003.

(3) All options were granted at an exercise price equal to the fair market value of palmOne's common stock on the date of grant.

(4) Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules, and do not represent palmOne's estimate of future stock prices. No gain to an optionee is possible without an increase in stock price, which will benefit all stockholders commensurately. A zero percent gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on the future performance of palmOne's common stock, overall market conditions and the option holders' continued employment through the vesting period.

(5) Does not include 31,541 options granted to Mr. Benhamou under the 2001 Director Plan following his resignation as Chief Executive Officer in October 2003.

Exercises of Stock Options

The following table provides information concerning option exercises during fiscal year 2004 and the exercisable and unexercisable options held by the named executive officers as of May 28, 2004:

Aggregated Option Exercises in Fiscal Year 2004 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at May 28, 2004 (#)		Value of Unexercised In-the-Money Options at May 28, 2004 ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Eric A. Benhamou	—	—	163,200	40,740	1,100,207	86,321
R. Todd Bradley	—	—	179,582	254,106	1,180,213	2,182,487
Judy Bruner	—		115,620	86,120	426,079	668,476
Mary E. Doyle	—	—	26,283	74,074	331,645	926,117
Angel L. Mendez	24,191	188,445	65,969	93,527	562,164	924,277
Kenneth R. Wirt	12,168	114,988	66,717	89,195	544,190	870,346

(1) Based on a fair market value of $21.23 per share as of May 28, 2004, the closing sale price per share of palmOne's common stock on that date as reported on the Nasdaq National Market.

Employment, Severance and Change of Control Agreements

palmOne has entered into management retention agreements with the following named executive officers: R. Todd Bradley, Judy Bruner, Mary E. Doyle, Angel Mendez and Ken Wirt. The management retention agreements with Mr. Bradley and Ms. Bruner entitle each such officer to full acceleration of the vesting of his or her outstanding stock options and full vesting of any shares of restricted stock upon a change of control (as defined in the management retention agreements). Under Ms. Doyle's, Mr. Mendez's and Mr. Wirt's management retention agreements, his or her outstanding stock options and restricted stock become fully vested if, within 12 months following a change of control (as defined in the management retention agreement), his or her employment is terminated involuntarily by palmOne other than for cause (as defined in the management retention agreement), death or disability or voluntarily by him or her for good reason (as defined in the management retention agreement). Further, the management retention agreements with all of the named executive officers listed above provide that each such officer is entitled to additional severance benefits if, within 12 months following a change of control (as defined in the management retention agreements), the employee's employment is terminated involuntarily by palmOne other than for cause (as defined in the management retention agreements), death or disability or voluntarily by the employee for good reason (as defined in the management retention agreements) and the employee enters into a mutual release of claims with palmOne. These severance benefits include a severance payment equal to such employee's annual salary and target bonus (except that with respect to Mr. Bradley, this severance payment is equal to two times annual salary and target bonus), continued company-paid coverage of certain employee benefits for a maximum of two years following his or her termination, pro-rated bonus payment and a tax equalization payment to eliminate the effects of any applicable "golden parachute" excise tax.

In addition, palmOne has entered into severance agreements with R. Todd Bradley, Judy Bruner, Mary E. Doyle, Angel Mendez and Ken Wirt. Pursuant to the severance agreements, each of these employees is entitled to severance benefits if the employee's employment is terminated involuntarily by palmOne other than for cause (as defined in the severance agreements), death or disability (as defined in the severance agreements) or voluntarily by the employee for good reason (as defined in the severance agreements) and the employee enters into a mutual release with palmOne, complies with all of the terms of the severance agreement, including the non-solicitation of employees, and does not qualify for payments and benefits under his or her management retention agreement. With respect to Ms. Bruner, Ms. Doyle, Mr. Mendez and Mr. Wirt, the severance benefits include a lump-sum payment equal to 100% of annual base salary, one year of accelerated vesting of stock options (excluding any shares that would vest solely or have their vesting accelerate upon the achievement of performance objectives), vesting of one-half of any shares of restricted stock (excluding any shares that vest solely or have their vesting accelerate upon the achievement of performance objectives) and certain employer paid health benefits for one year if the employee elects continuation coverage. With respect to Mr. Bradley, the severance benefits include a lump-sum payment equal to 200% of annual base salary, two years of accelerated vesting of stock options (excluding any shares that would vest solely or have their vesting accelerate upon the achievement of performance objectives), vesting of one-half of any shares of restricted stock (excluding any shares that vest solely or have their vesting accelerate upon the achievement of performance objectives) and certain employer paid health benefits for two years if the employee elects continuation coverage. Under the terms of the severance agreements, a termination event will not be deemed to have occurred where an individual is employed by a subsidiary of palmOne and palmOne distributes the securities of such subsidiary to palmOne's stockholders.

palmOne has also entered into executive retention agreements with the following named executive officers pursuant to an executive retention program: R. Todd Bradley, Judy Bruner, Angel Mendez and Ken Wirt. Pursuant to these agreements, each of these officers is entitled to a guaranteed bonus based on target percentages of his or her eligible base salary for the period from the first quarter of fiscal year 2003 through the second quarter of fiscal year 2004. The bonuses are contingent on the achievement of minimum performance ratings exceeding expectations and are scheduled to be paid after the end of palmOne's quarter ending November 28, 2003, provided the officer has remained at palmOne through that date. In addition, these agreements provide for grants of restricted stock to these officers, subject to a three year vesting schedule in equal annual installments, in the following amounts (such amounts are adjusted to give effect to the one-for-20 reverse stock split of palmOne common stock effective as of October 15, 2002): 5,000 shares for Mr. Bradley, 2,500 shares for Ms. Bruner, 2,500 shares for Mr. Mendez and 2,500 shares for Mr. Wirt.

In May 2001, palmOne entered into an offer letter agreement with R. Todd Bradley, which provides for: a base annual salary of $525,000, bonus eligibility, relocation services and benefits and a grant of an option to acquire 53,763 shares of palmOne common stock (such number of shares is adjusted to give effect to the one-for-twenty reverse stock split of palmOne common stock effective as of October 15, 2002 and the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) subject to four year vesting with 25% vesting after the first year and monthly vesting thereafter. The relocation benefits include a temporary housing and travel allowance, which began in November 2001, including monthly payments of $5,000 and executive level relocation tax gross-up. In May 2002, Mr. Bradley was promoted to President, Solutions Group, and his compensation was adjusted to provide for an enhanced bonus potential and a grant of an additional option to acquire 53,763 shares of palmOne common stock (such number of shares is adjusted to give effect to the one-for-twenty reverse stock split of palmOne common stock effective as of October 15, 2002 and the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003), subject to four year vesting with 25% vesting after the first year and the remaining option vesting monthly thereafter. In September 2002, Mr. Bradley's title was changed to President and Chief Executive Officer, Solutions Group, and his base annual salary was increased to $620,000. In August 2003, Mr. Bradley's annual base salary was increased to $660,000, and in July 2003, he was granted an option to purchase 215,052 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003), subject to monthly vesting over three years.

In July 2001, palmOne entered into an offer letter agreement with Angel Mendez, which provides for: a base annual salary of $300,000, bonus eligibility, a sign-on bonus of $100,000, eligibility for up to two years of temporary housing and a grant of an option to acquire 14,336 shares of palmOne common stock (such number of shares is adjusted to give effect to the one-for-twenty reverse stock split of palmOne common stock effective as of October 15, 2002 and the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) subject to four year vesting with 25% vesting after the first year and monthly vesting thereafter. The temporary housing and travel allowance began in November 2001, including monthly payments of $5,000 and executive level relocation tax gross-up, and was recently extended through July 2005. In July

2003, Mr. Mendez was granted an option to purchase 86,021 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003), subject to monthly vesting over three years.

In July 2001, palmOne entered into an offer letter agreement with Ken Wirt, which provides for: a base annual salary of $275,000, bonus eligibility and a grant of an option to acquire 17,921 shares of palmOne common stock (such number of shares is adjusted to give effect to the one-for-twenty reverse stock split of palmOne common stock effective as of October 15, 2002 and the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) subject to four year vesting with 25% vesting after the first year and monthly vesting thereafter. In June 2003, Mr. Wirt became the Senior Vice President and General Manger for the Handheld Business Unit, his base annual salary was increased to $330,000 and he became entitled to receive an additional sales incentive bonus. In July 2003, Mr. Wirt was granted an option to purchase 78,852 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003), subject to monthly vesting over three years.

In November 2002, palmOne entered into a letter arrangement with Eric Benhamou, which provides for: an annual base salary of $525,000; bonus eligibility; a grant of an option exercisable for 86,021 shares of palmOne common stock (such amount gives effect to the one-for-twenty reverse stock split of palmOne common stock effective as of October 15, 2002 and the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003), which vests in equal annual installments over three years and accelerated vesting in full at the time of the PalmSource distribution; and an additional grant of an option exercisable for 7,168 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) to be made at the time of the consummation of the PalmSource distribution.

In April 2003, palmOne entered into an offer letter agreement with Mary E. Doyle, which provides for: a base annual salary of $285,000, bonus eligibility and a grant of an option to acquire 57,347 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) subject to four year vesting with 25% vesting after the first year and monthly vesting thereafter. In addition, the offer letter provides for Ms. Doyle to participate in palmOne's executive retention program, including a guaranteed bonus based on target percentages of her eligible base salary for the period from April 21, 2003 through the second quarter of fiscal year 2004 (contingent on the achievement of minimum performance ratings exceeding expectations and provided that Ms. Doyle remained at palmOne through December 31, 2003) and the grant of 1,000 shares of restricted stock, subject to a two year vesting schedule in equal annual installments. In July 2003, Ms. Doyle was granted an option to purchase 43,010 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003), subject to monthly vesting over three years.

palmOne's 1999 Stock Plan, as amended (the "1999 Stock Plan"), provides that in the event of palmOne's merger with or into another corporation or the sale of substantially all of palmOne's assets, the successor corporation may assume or substitute an equivalent award for each outstanding option or stock purchase right. If following such an assumption or substitution, the holder of an option or stock purchase right is terminated without cause within 12 months following a change of control (as defined in the 1999 Stock Plan), then the vesting and exercisability of 50% of the then unvested shares of common stock of palmOne subject to his or her option or stock purchase right will accelerate. If the outstanding options or stock purchase rights are not assumed or substituted for in connection with a merger or sale of assets, the administrator of the 1999 Stock Plan will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

Under palmOne's 1999 Employee Stock Purchase Plan, as amended, in the event of palmOne's merger with or into another corporation or the sale of all or substantially all of palmOne's assets, the successor corporation may assume or substitute an equivalent option for each outstanding option. If the successor corporation does not assume or substitute for the outstanding options, the purchase periods and offering periods then in progress will be shortened by setting a new exercise date, which will be before the merger or sale of assets.

palmOne's Amended and Restated 1999 Director Option Plan, as amended, or the 1999 Director Plan, provides that in the event of palmOne's merger with or into another corporation or the sale of substantially all of palmOne's assets, each outstanding option may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not assume or substitute for an outstanding option, the option will become fully vested and exercisable. If an option becomes fully vested and exercisable in lieu of such assumption or substitution, the Administrator of the 1999 Director Plan will notify the optionee that the option is fully exercisable for 30 days from the date of such notice and that the option will terminate upon the expiration of such 30-day period. In addition, in the event of a change of control (as defined in the 1999 Director Plan), the exercisability of each outstanding option will accelerate and become fully vested and exercisable immediately prior to the change of control as to all of the shares then subject to the option. The option will terminate immediately following the change of control.

palmOne's 2001 Stock Option Plan for Non-Employee Directors, or the 2001 Director Plan, provides that in the event of palmOne's merger with or into another corporation or the sale of substantially all of palmOne's assets, each outstanding option may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not assume or substitute for an outstanding option, the option will become fully vested and exercisable. If an option becomes fully vested and exercisable in lieu of such assumption or substitution, the Administrator of the 2001 Director Plan will notify the optionee that the option is fully exercisable for 30 days from the date of such notice and that the option will terminate upon the expiration of such 30-day period. In addition, if a change of control (as defined in the 2001 Director Plan) occurs and a non-employee director will cease to be such as an immediate and direct consequence of the change of control, his or her outstanding options (if not yet expired) will become fully exercisable on the date of the change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with 3Com Corporation

Subsequent to the date of separation of palmOne from 3Com, palmOne paid 3Com for certain leased facilities through the first quarter of fiscal year 2004 and for transitional services required while palmOne established its independent infrastructure, with transitional services being completed in the third quarter of fiscal year 2002. Amounts paid to 3Com under these agreements since the separation date were approximately $0.6 million, $15.3 million and $25.2 million for fiscal years 2004, 2003 and 2002, respectively.

A Tax Sharing Agreement allocates 3Com's and palmOne's responsibilities for certain tax matters. The agreement requires palmOne to pay 3Com for the incremental tax costs of palmOne's inclusion in consolidated, combined or unitary tax returns with affiliated corporations. The agreement also provides for compensation or reimbursement as appropriate to reflect re-determinations of palmOne's tax liability for periods during which palmOne joined in filing consolidated, combined or unitary tax returns with affiliated corporations.

Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, palmOne could be required to pay a deficiency in the group's federal income tax liability for a period during which palmOne was a member of the group even if the Tax Sharing Agreement allocates that liability to 3Com or another member.

Effective as of the date of separation of palmOne from 3Com, subject to specified exceptions, palmOne and 3Com each released the other from any liabilities arising from their respective businesses or contracts, as well as liabilities arising from a breach of the separation agreement or any ancillary agreement.

Transactions with PalmSource

palmOne's Chairman of the board of directors, Eric Benhamou, is also the Chairman of the board of directors of PalmSource. In December 2001, palmOne entered into a software license agreement with PalmSource which was amended and restated in June 2003. The agreement includes a minimum annual royalty and license commitment of $39.0 million, $41.0 million and $42.5 million during each of the contract years in the period ending December 3, 2006. Under the software license agreement, palmOne incurred expenses of $39.5 million, $38.9 million and $21.4 million during the fiscal years 2004, 2003 and 2002, respectively.

Subsequent to the date of separation of PalmSource from palmOne, PalmSource will continue to pay palmOne for certain transitional services. During the fiscal year 2004, palmOne recognized $0.4 million for these transitional services.

Upon the PalmSource distribution, palmOne contributed an additional $6.0 million of cash, forgave a $20.0 million intercompany note receivable and assigned $15.0 million of its $50 million convertible note with Texas Instruments to PalmSource.

As part of the agreements with PalmSource relating to the PalmSource distribution, palmOne agreed to assume liabilities arising out of the Xerox litigation and to indemnify PalmSource and PalmSource's licensees if any claim is brought against either of them alleging infringement of the Xerox patent by covered operating system versions for any damages it may incur related to this case. In the event that any damages are not paid by palmOne as prescribed by the agreement, PalmSource is obligated to pay any shortfall amounts; however, palmOne is not relieved of its obligation to make the payment or reimburse PalmSource.

A Tax Sharing Agreement allocates palmOne's and PalmSource's responsibilities for certain tax matters. palmOne has the responsibility to prepare and file all consolidated tax returns for PalmSource through the date of distribution including final consolidated federal income tax returns of the group. PalmSource's tax liability will generally be calculated as if PalmSource is a stand-alone corporation. Consistent with the stand-alone methodology, PalmSource will not receive any payments for use by palmOne of any PalmSource operating losses. To the extent those losses reduce PalmSource's tax liability as a stand-alone corporation in a future period, any required payment to palmOne would be reduced.

PalmSource will indemnify palmOne for increases (as a result of an amended return or audit or other dispute) in PalmSource's stand-alone income tax liability or other consolidated tax liability attributable to periods after December 3, 2001, for increases in certain non-income taxes (including payroll and employee withholding taxes) attributable to PalmSource's business whether before or after December 3, 2001, and for transfer taxes, if any, incurred on the transfer of assets by palmOne to PalmSource. PalmSource will indemnify palmOne for any tax liability incurred by palmOne on account of the sale of PalmSource common stock in connection with the PalmSource spin-off.

Other Transactions and Relationships

In fiscal year 2003, palmOne made a $1.0 million equity investment in and entered into a product procurement agreement with Mobile Digital Media, Inc., a company founded by Barry Cottle, the former Senior Vice President and Chief Internet Officer of palmOne until his employment with palmOne terminated in February 2002. This equity investment is included in other assets. palmOne paid $11.0 million and $4.6 million for products purchased under the product procurement agreement during the fiscal years 2004 and 2003, respectively. These products were purchased by palmOne for resale.

palmOne purchased $41,000, $112,000 and $81,000 of products from SanDisk Corporation during the fiscal years 2004, 2003 and 2002, respectively, through a series of purchase orders and without further obligations on the part of palmOne. Judy Bruner, palmOne's former Senior Vice President and Chief Financial Officer, is now the Executive Vice President of Administration and Chief Financial Officer of SanDisk.

palmOne purchased $154,000, $317,000 and $32,000 of software licenses and services from Kontiki, Inc. during the fiscal years 2004, 2003 and 2002, respectively. Michael Homer, a current member of palmOne's board of directors, is the Chairman of Kontiki, Inc. Bruce Dunlevie, a current member of palmOne's board of directors, is a partner at Benchmark Capital, which owns more than 10% of the Kontiki stock and has a partner, Kevin Harvey, on the board of directors of Kontiki, Inc.

palmOne recorded revenues of $15.8 million during the fiscal year 2004 from certain subsidiaries of the France Telecom Group. Jean-Jacques Damlamian, a current member of palmOne's board of directors, is the former Senior Vice President, Group Technology and Innovation at France Telecom, and is currently a Special Advisor to the Chief Executive Officer of France Telecom.

palmOne recorded revenues of $5.3 million during the fiscal year 2004 from T-Mobile USA, Inc. Susan Swenson, a current member of palmOne's board of directors and the chairperson of palmOne's Audit Committee, became the Chief Operating Officer of T-Mobile USA, Inc. in February 2004. In addition, palmOne recorded expenses of approximately $80,000 in fiscal year 2004 for mobile telephone services.

palmOne paid $36,000 and $175,000 during the fiscal years 2004 and 2003 and, respectively, to RealNetworks in connection with bundling of products, web site referrals and engineering assistance. Eric Benhamou, Chairman of palmOne's board of directors, is also a member of RealNetworks' board of directors.

palmOne is involved in a co-promotional sales and marketing relationship with Good Technology. Good Technology is also an indirect distributor and reseller of palmOne products. John Doerr, a current member of palmOne's board of directors, serves as a member of Good Technology's board of directors and is a partner at Kleiner Perkins Caufield & Byers, which owns more than 10% of the Good Technology stock. Bruce Dunlevie, a current member of palmOne's board of directors, also serves as a member of Good Technology's board of directors and is a partner at Benchmark Capital, which owns more than 10% of the Good Technology stock.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the board of directors has:

- reviewed and discussed the audited financial statements with palmOne's management;
- discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented;
- received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented; and
- discussed with the independent auditors the independent auditors' independence.

Based on such review and discussions, the Audit Committee recommended to the board of directors that the audited financial statements be included in palmOne's Annual Report on Form 10-K for fiscal year 2004.

THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS

Gordon A. Campbell
Donna L. Dubinsky
Susan G. Swenson

AUDIT AND RELATED FEES

In September 2002, the Audit Committee of palmOne's board of directors adopted policies and procedures for pre-approving all audit and permissible non-audit services performed by Deloitte & Touche LLP. Under these policies, the Audit Committee pre-approves the use of audit and specific permissible audit-related and non-audit services up to an aggregate dollar limit. All such audit, audit-related, tax and non-audit services provided to palmOne by Deloitte & Touche, LLP since September 2002 have been pre-approved by the Audit Committee in accordance with its policies and procedures.

The following table sets forth the audit and related fees for services provided to palmOne by Deloitte & Touche LLP for fiscal years 2003 and 2004, respectively.

	Fiscal Year 2003	Fiscal Year 2004
Audit Fees	$ 900,000	$1,285,000
Audit-Related Fees	91,000	123,000
Tax Fees	51,000	101,000
All Other Fees	40,000	—
Total	$1,082,000	$1,509,000

Audit Fees

Audit fees include fees billed to palmOne by Deloitte & Touche LLP for the audit of palmOne's annual financial statements, for the review of the financial statements included in palmOne's quarterly reports on Form 10-Q, statutory audits of palmOne's foreign subsidiaries and assistance with the review of various Securities and Exchange Commission filings.

Audit-Related Fees

Audit-related fees billed to palmOne by Deloitte & Touche LLP include fees for accounting consultations concerning financial accounting and reporting standards and consultations in connection with acquisitions and other audit-related services as pre-approved by the Audit Committee.

Tax Fees

Tax fees include fees billed to palmOne by Deloitte & Touche LLP for tax planning and advice and tax return preparation services.

All Other Fees

For fiscal year 2003, other fees billed to palmOne by Deloitte & Touche LLP related to expatriate administrative service.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Summary of Compensation Policies for Executive Officers

palmOne designs its compensation program to enable it to attract, retain, motivate and reward highly qualified executive officers who are likely to contribute to the long-term success of palmOne. palmOne's compensation program for all employees includes both cash- and equity-based elements. The Compensation Committee believes that it is important to align compensation with palmOne's business objectives and performance and to align incentives for both employees and executive officers with the interests of stockholders in maximizing stockholder value. As a result, palmOne emphasizes performance-based compensation in the design of its compensation programs.

palmOne strives to make its compensation programs competitive with the marketplace. palmOne's executive compensation policies reflect the competition for executive talent and the unique challenges and opportunities facing palmOne in the handheld computing and communication markets. The Compensation Committee conducts annual reviews of palmOne's compensation practices by comparing them to those of peer companies in the high technology community. The Compensation Committee sets objective compensation standards based on these reviews.

Cash Compensation

Salary. The Compensation Committee offers salaries to its executive officers that are competitive with salaries offered by companies of similar size, complexity and market valuation or capitalization in the high technology community, particularly in the Silicon Valley. palmOne sets a base salary range for each executive officer, including the Chief Executive Officer, by reviewing the base salary for comparable positions of a broad peer group that compete with palmOne in the recruitment and retention of senior personnel. With respect to determining salary and other aspects of executive compensation for fiscal year 2004, palmOne used the Radford Executive Compensation survey, including information from more than one hundred public companies in various high technology industries with revenue in a range comparable to palmOne's revenue.

Cash Bonus. In July 2002, the Compensation Committee established an executive bonus program for the retention of certain executive officers. This bonus program provided for guaranteed bonuses based on target percentages of an executive officer's eligible base salary for the period from the first quarter of fiscal year 2003 through the second quarter of fiscal year 2004. Targets for the bonus awards ranged from 50% to 100% of eligible base salary. The bonuses were contingent on the achievement of minimum performance ratings exceeding expectations, and were paid in December 2003 to the executive officers who remained at palmOne through November 28, 2003. The executive bonus program superseded and replaced previous executive bonus programs. Following the second quarter of fiscal year 2004, executive officers have again been eligible to participate in any palmOne bonus plan or program. At the end of the third and fourth quarters of fiscal year 2004, based on palmOne's financial performance, discretionary bonuses equal to approximately 6.25% and 25%, respectively, of the executive officer's executive bonus program annual bonus target were paid to the executive officers.

On June 18, 2004, the Compensation Committee approved the fiscal year 2005 annual incentive plan. This plan provides that bonuses will be paid semiannually to executive officers and other employees upon the achievement of certain revenue, profitability and performance objectives.

Equity-Based Compensation

palmOne grants initial or "new-hire" options to executive officers when they first join palmOne. In addition, palmOne may grant restricted stock to some of its executive officers when they first join palmOne. Thereafter, palmOne may grant options and restricted stock to each executive officer, including the Chief Executive Officer, based on performance. To enhance retention, options and restricted stock granted to executive officers are subject to vesting restrictions that generally lapse over one to four years. The number of options and shares of restricted stock that palmOne grants to a particular executive officer upon hire and throughout employment depends on the officer's level of responsibility and a review of stock option and restricted stock grants for comparable positions in a broad peer group of companies. Options granted by palmOne at the then-current fair market value become valuable and exercisable only if the executive officer continues to serve palmOne, and the price of palmOne's stock subsequently increases.

In designing executive compensation for fiscal year 2004, palmOne retained outside consultants to provide data necessary to perform a comprehensive assessment of compensation for its Chief Executive Officer and other executive officers. The consultant rendered a report that surveyed competitors' practices, assessed the mix of pay relative to competitive practices and evaluated the linkage between pay and performance. The Compensation Committee considered this information when making compensation changes for the executive officers.

The Compensation Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code adopted under the Federal Revenue Reconciliation Act of 1993. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for any of the named executive officers, other than compensation that is "performance-based." palmOne's performance-based bonus plan permits palmOne to pay compensation that is performance-based and thus generally fully deductible by palmOne. Since the targeted cash compensation of the majority of the named executive officers is below the $1 million threshold and palmOne believes that any options granted under the 1999 Stock Plan, as amended, will meet the requirement of being performance-based under Section 162(m), the Compensation Committee concluded that Section 162(m) should not materially reduce the tax deductions available to palmOne and that no changes to palmOne's compensation program were needed in this regard. However, the Compensation Committee may from time to time approve compensation that is not deductible under Section 162(m).

CEO Compensation

During fiscal year 2004 and beginning in October 2003, Mr. Bradley served as Chief Executive Officer of palmOne. Prior to October 2003, Mr. Bradley served as Chief Executive Officer of palmOne's Solutions Group, which, together with Handspring, Inc. acquired on October 28, 2003, formed the basis for the current palmOne. Mr. Bradley's salary of $653,333 reflected his position, duties and responsibilities throughout palmOne's fiscal year 2004, including the expanded role of the Chief Executive Officer when he succeeded to that position. For fiscal year 2004, his compensation also included his relocation allowances for travel, housing and car, totaling $104,339, and his allowance for financial planning services, which was $11,935. palmOne awarded Mr. Bradley a bonus in December 2003 of $832,783 as part of the executive retention program covering the period from the first quarter of fiscal year 2003 through the second quarter of fiscal year 2004. palmOne also awarded Mr. Bradley bonuses of $41,250 for the third quarter of fiscal year 2004 and $165,000 for the fourth quarter of fiscal year 2004 (the fourth quarter bonus was paid in fiscal year 2005) as part of the performance-based bonuses paid by palmOne. These bonuses were based on Mr. Bradley's annual salary and his pro rata percentage of the quarterly bonus pools created by the Compensation Committee based on palmOne's operating results for the third and fourth quarters of fiscal year 2004. Mr. Bradley's option grant of the right to purchase 215,052 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) and his two restricted stock grants totaling 30,000 shares during fiscal year 2004 reflected his position, duties and responsibilities.

During fiscal year 2004 and ending in October 2003, Mr. Benhamou served as interim Chief Executive Officer of palmOne. Mr. Benhamou's salary for fiscal year 2004, through October 2003, of $213,280 reflected his position, duties and responsibilities during the portion of the fiscal year that he served as Chief Executive Officer. Mr. Benhamou's stock option grant of the right to purchase 7,168 shares of palmOne common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2004) during the fiscal year ended May 28, 2003 reflected his position, duties and responsibilities.

THE COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS

Gordon A. Campbell
Eric A. Benhamou
Bruce W. Dunlevie
Susan G. Swenson

proxy

COMPARISON OF STOCKHOLDER RETURN

Set forth below is a line graph comparing the cumulative total return on palmOne's common stock (as adjusted for the 1-for-20 reverse stock split of palmOne's common stock effective as of October 15, 2002) with the cumulative total return of the S&P 500 Index and the S&P 500 Information Technology Index for the period commencing on March 2, 2000, the date of the initial public offering of palmOne's common stock, and ending on May 28, 2004.

ASSUMES $100 INVESTED ON MARCH 2, 2000 IN PALMONE COMMON STOCK AND $100 INVESTED ON FEBRUARY 29, 2000 IN THE S&P 500 INDEX AND THE S&P 500 INFORMATION TECHNOLOGY INDEX—INCLUDING REINVESTMENT OF ANY DIVIDENDS



$120
$100
$80
$60
$40
$20
$0
3/2/2000
6/1/2000
6/1/2001
5/31/2002
5/30/2003
5/28/2004
PalmOne, Inc.
S&P 500 Information Technology Index
S&P 500 Index

	Cumulative Total Return					
	March 2, 2000(1)	June 2, 2000	June 1, 2001	May 31, 2002	May 30, 2003	May 28, 2004
palmOne, Inc.	$100	$ 70	$16	$ 4	$ 2	$ 3
S&P 500 Index	$100	$104(2)	$93(2)	$81	$74	$87
S&P 500 Information Technology Index	$100	$ 88(2)	$46(2)	$33	$31	$38

(1) The initial measurement point for the performance graph assumes a $100 investment in palmOne's common stock on March 2, 2000 and in the S&P 500 Index and S&P 500 Information Technology Index on February 29, 2000. In addition, the cumulative total returns assume the reinvestment of any dividends.

(2) The cumulative total return information for the S&P 500 Index and the S&P 500 Information Technology Index is only available at the end of each month, and, therefore, no data point is available for June 2, 2000 or June 1, 2001. Accordingly, the data points on the graph for the S&P 500 Index and the S&P 500 Information Technology Index on June 2, 2000 and June 1, 2001 reflect the cumulative total returns as of May 31, 2000 and May 31, 2001, respectively.

EQUITY COMPENSATION PLANS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes palmOne's equity compensation plans as of May 28, 2004:

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,806,066(3)	$26.04	5,393,413(1)(2)
Equity compensation plans not approved by security holders	—	—	—
Total	4,806,066	$26.04	5,393,413

(1) This number of shares includes approximately 2,343,769 shares of palmOne common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan, as amended, (the "1999 ESPP"), 2,376,381 shares of palmOne common stock reserved for future issuance under the 1999 Stock Plan, as amended, (the "1999 Stock Plan") and 673,263 shares of palmOne common stock reserved for future issuance under the 2001 Director Plan.

(2) The 1999 Stock Plan also provides for annual increases on the first day of each fiscal year in the number of shares available for issuance under the 1999 Stock Plan equal to 5% of the outstanding shares of palmOne common stock on such date, or a lesser amount as may be determined by the palmOne board of directors. In addition, the 1999 ESPP provides for annual increases on the first day of each fiscal year in the number of shares available for issuance under the 1999 ESPP equal to the lesser of 2% of the outstanding shares of palmOne common stock on such date, or 739,791 shares or the amount determined by the palmOne board of directors.

(3) This number of shares does not include outstanding options to purchase 1,326,489 shares of palmOne common stock assumed through various mergers and acquisitions. At May 31, 2004, these assumed options had a weighted average exercise price of $10.23 per share. Except for shares of palmOne common stock underlying the options outstanding under these plans, there are no shares of palmOne common stock reserved under these plans, including shares for new grants. In the event that any such assumed option is not exercised, no further option to purchase shares of palmOne common stock will be issued in place of such unexercised option. However, palmOne does have the authority, if necessary, to reserve additional shares of palmOne common stock under these plans to the extent such shares are necessary to effect an adjustment to maintain option value, including intrinsic value, of the outstanding options under these plans in specific circumstances, for example: the PalmSource distribution.

Summary of Equity Compensation Plans

1999 Stock Plan

See description of proposed Amended and Restated 1999 Stock Plan in Proposal No. 2, which proposal appears beginning on page 15.

1999 Employee Stock Purchase Plan

Number of Shares of Common Stock Available under the 1999 ESPP. A total of 3,749,487 shares of palmOne common stock have been reserved for sale under the 1999 ESPP. In addition, the 1999 ESPP provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with the 2001 fiscal year, equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, 739,791 shares or a lesser amount as may be determined by our board of directors. In connection with the PalmSource spin-off, the 1999 ESPP was amended to increase the number of shares authorized under the 1999 ESPP resulting from any adjustments made under the 1999 ESPP as a result of the spin-off. The numbers herein reflect these increases.

Administration of the 1999 ESPP. palmOne's board of directors or a committee of the board of directors administers the 1999 ESPP. The board of directors or its committee has full and exclusive authority to interpret the terms of the 1999 ESPP and determine eligibility, as well as establishing such limitations and procedures as the committee determines are consistent with the 1999 ESPP.

Eligibility. palmOne employees are eligible to participate if they are customarily employed by palmOne or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 1999 ESPP to the extent that:

- immediately after grant the employee owns stock possessing 5% or more of the total combined voting power or value of all classes of palmOne capital stock, or
- the employee's rights to purchase stock under all palmOne employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year in which such option is outstanding.

Offering Periods and Contributions. The 1999 ESPP is intended to qualify under Section 423 of the Code and contains consecutive and overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after April 1 and October 1 of each year. The 1999 ESPP permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant's base salary, and commission but excludes all other compensation paid to the participant. A participant may purchase a maximum of 740 shares during a 6-month purchase period beginning prior to March 31, 2004 and 1,500 shares during periods beginning after March 31, 2004.

Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of palmOne common stock at the end of each six-month purchase period. The price is 85% of the fair market value of palmOne common stock on the first trading day or the last trading day of an offering period, whichever is lower. If the fair market value at the end of a purchase period is less than the fair market value on the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability of Rights. A participant may not transfer rights granted under the 1999 ESPP other than by will, the laws of descent and distribution or designation of a beneficiary as provided under the Purchase Plan.

Adjustments Upon Changes in Capitalization, Dissolution, Merger or Sale of Assets. Subject to any required action by stockholders, the number of shares of palmOne common stock available for issuance under the 1999 ESPP, the number of shares that may be added annually to the shares reserved under the Plan, the maximum number of shares each participant may purchase in each offering period as well as the purchase price per share and the number of shares covered by each option under the 1999 ESPP which has not yet been exercised will be proportionately adjusted by the Administrator for any increase or decrease in the number of issued shares of palmOne common stock resulting from a stock split, stock dividend, combination or reclassification of shares of palmOne common stock, or any other increase or decrease in the number of shares of palmOne common stock effected without receipt of consideration (with certain restrictions). In the event of a proposed liquidation or dissolution of palmOne, the offering period then in progress shall be shortened by setting a new exercise date and the participant's option shall be exercised automatically on the new exercise date unless the participant withdraws from the offering period.

In the event of palmOne's merger with or into another corporation or the sale of substantially all of palmOne's assets, each outstanding option may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not assume an outstanding option or substitute for it an equivalent option, the purchase period then in progress shall be shortened by setting a new exercise date, which shall be prior to the date of the sale or merger, on which the offering period will terminate. The participant's option shall be exercised automatically on the new exercise date unless the participant withdraws from the offering period.

Amendment and Termination of the 1999 ESPP. The 1999 ESPP will automatically terminate in 2009, unless terminated sooner. In addition, the board of directors has the authority to amend, suspend or terminate the 1999 ESPP, provided it does not adversely affect any option previously granted under the 1999 ESPP.

Amended and Restated 2001 Stock Option Plan for Non-Employee Directors

Purpose. The purpose of the 2001 Director Plan is to attract and retain the best available individuals for service as non-employee directors. The 2001 Director Plan is also intended to closely align the interests of the non-employee directors with those of palmOne's stockholders by making a significant portion of their compensation directly related to the total return performance of palmOne common stock. The 2001 Director Plan is further intended to encourage stock ownership on the part of non-employee directors.

Number of Shares of Common Stock Available under the Purchase Plan. palmOne's board of directors has reserved a total of 950,000 shares of palmOne common stock for issuance under the 2001 Director Plan. If an option granted under the 2001 Director Plan expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled shares will be returned to the available pool of shares reserved for issuance under the 2001 Director Plan.

Administration of the 2001 Director Plan. The 2001 Director Plan is administered by the compensation committee of palmOne's board of directors. An option agreement may contain such terms, provisions and conditions not inconsistent with the 2001 Director Plan, as determined by the compensation committee. Subject to the terms of the 2001 Director Plan, the committee has the sole discretion to interpret the provisions of the 2001 Director Plan and outstanding options. All decisions of the committee are final and binding on all persons, and will be given the maximum deference permitted by law.

Eligibility. Options under the 2001 Director Plan may be granted only to non-employee directors. Non-employee directors will receive annual, automatic, nondiscretionary grants of stock options, as described below.

Initial Grants. Each individual who first becomes a non-employee director of palmOne after the palmOne 2003 Annual Meeting, October 28, 2003, automatically receives an option to purchase 28,000 shares on the date that he or she is first appointed or elected as a non-employee director.

Ongoing Grants. Each non-employee director also automatically receives an option to purchase 14,000 shares on the date of each subsequent annual meeting if he or she is a non-employee director on that date and has served as such for at least the immediately preceding six months.

Additional Grants. In addition to the initial and/or ongoing grants of options described above, a non-employee director may be eligible to receive the following grants based on his or her service as the Chairperson of a standing committee of palmOne's board of directors, a member (whether voting or non-voting) of a standing committee of palmOne's board of directors, and/or the Chairman of palmOne's board of directors:

- *Grants for Service as a Committee Chair.* Each non-employee director who was a committee chair on October 28, 2003, automatically received an option to purchase 2,500 shares of palmOne common stock on that date. Each non-employee director who first becomes a committee chair after that date automatically receives an option to purchase 2,500 shares on the date that he or she is first appointed as a committee chair. Each non-employee director who has received an option pursuant to the foregoing will also automatically receive an option to purchase 2,500 shares on the date of each subsequent annual meeting if he or she is a committee chair on that date and has served as such for at least the immediately preceding six months. A non-employee director will be entitled to receive more than one option for service as a committee chair to the extent that, on any grant date, he or she is the chairperson of more than one standing committee of palmOne's board of directors.

- *Grants for Service as a Committee Member.* Each non-employee director who was a committee member on October 28, 2003, automatically received an option to purchase 2,000 shares of palmOne common stock on that date. Each non-employee director who first becomes a committee member after that date automatically receives an option to purchase 2,000 shares on the date that he or she is first appointed as a committee member. Each non-employee director who has received an option pursuant to the foregoing also automatically receives an option to purchase 2,000 shares on the date of each subsequent annual meeting if he or she is a committee member on that date and has served as such for at least the immediately preceding six months. A non-employee director will be entitled to receive more than one option for service as a committee member to the extent that, on any grant date, he or she has a qualifying membership on more than one standing committee of palmOne's board of directors. However, a non-employee director may not receive an option for service as a committee member on any standing committee with respect to which he or she is entitled to receive an option for his or her service as a committee chair of that committee.
- *Grants for Service as Chairman of the Board of Directors.* Each non-employee director who is the Chairman of palmOne's board of directors on the date of an annual meeting automatically receives an option to purchase 4,000 shares of palmOne common stock on that date.

Terms and Conditions of Options. Each option granted under the 2001 Director Plan is evidenced by a written stock option agreement between palmOne and the optionee. The exercise price for the shares subject to each option is equal to 100% of the fair market value of the shares on the date of grant. The fair market value is determined by reference to the closing sale price for palmOne common stock on the relevant date. Each option will become exercisable in three equal annual installments, beginning on the first anniversary of the applicable grant date (assuming that the optionee remains a non-employee director of palmOne on each scheduled vesting date), except as follows. If a change of control (as defined in the 2001 Director Plan) occurs and an optionee will cease to be a non-employee director of palmOne as an immediate and direct consequence of the change of control, his or her outstanding options will become fully vested and exercisable on the date of the change of control. If an optionee's service on palmOne's board of directors terminates due to his or her death, his or her outstanding options will immediately vest in full and would remain exercisable for one year after the date of death. Each option generally expires no later than ten years after the date of grant. If an optionee terminates his or her service on palmOne's board of directors before his or her option's normal expiration date, the period of exercisability of the option varies, depending upon the reason for the termination. However, the option may not be exercised later than the original expiration date.

Transferability of Options. Unless otherwise determined by the compensation committee, options granted under the 2001 Director Plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution.

Adjustments Upon Changes in Capitalization, Dissolution, Merger or Sale of Assets. Subject to any required action by stockholders, the number and class of shares of palmOne common stock available for issuance under the 2001 Director Plan and the number, class and exercise price of shares subject to outstanding options and future grants of options under the 2001 Director Plan will be proportionately adjusted by the compensation committee for any increase or decrease in the number of issued shares of palmOne common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of shares of palmOne common stock, or any other increase or decrease in the number of shares of palmOne common stock effected without receipt of consideration (with certain restrictions). In the event of a proposed liquidation or dissolution of palmOne, any unexercised options will terminate immediately prior to the consummation of the liquidation or dissolution.

In the event of palmOne's merger with or into another corporation or the sale of substantially all of palmOne's assets, each outstanding option may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not assume an outstanding option or substitute for it an equivalent option, the option will become fully vested and exercisable, including as to shares for which it would not otherwise be exercisable. If an option becomes fully vested and exercisable in lieu of such assumption or substitution, the committee will notify the optionee that the option is fully exercisable for 30 days from the date of such notice and that the option terminates upon expiration of such period.

DELIVERY OF DOCUMENTS TO PALMONE STOCKHOLDERS SHARING AN ADDRESS

Certain palmOne stockholders who share an address are being delivered only one copy of this proxy statement and palmOne's 2004 annual report unless palmOne or one of its mailing agents has received contrary instructions.

Upon the written or oral request of a palmOne stockholder at a shared address to which a single copy of this proxy statement and 2004 annual report were delivered, palmOne will promptly deliver a separate copy of such documents to such palmOne stockholder. Written requests should be made to palmOne, Inc., Attention: Investor Relations, 400 N. McCarthy Blvd., Milpitas, California 95035 and oral requests may be made by calling Investor Relations of palmOne at (408) 503-7200. In addition, palmOne stockholders who wish to receive a separate copy of palmOne's proxy statements and annual reports in the future should notify palmOne either in writing addressed to the foregoing address or by calling the foregoing telephone number.

palmOne stockholders sharing an address who are receiving multiple copies of palmOne's proxy statements and annual reports may request delivery of a single copy of such documents by writing palmOne at the address above or calling palmOne at the telephone number above.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT PALMONE ANNUAL MEETING

Proposals of palmOne stockholders that are intended for inclusion in palmOne's proxy statement relating to the 2005 annual meeting of the stockholders of palmOne must be received by palmOne at its offices at 400 N. McCarthy Blvd., Milpitas, California 95035 not later than April 18, 2005 and must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals in order to be included in palmOne's proxy statement for that meeting. Stockholder proposals that are not intended to be included in palmOne's proxy materials for such meeting but that are intended to be presented by the stockholder from the floor are subject to the advance notice procedures described below under "Transaction of Other Business at the palmOne Annual Meeting."

TRANSACTION OF OTHER BUSINESS AT THE PALMONE ANNUAL MEETING

At the date of this proxy statement, the only business that the board of directors of palmOne intends to present or knows that others will present at the annual meeting is as set forth above. If any other matter or matters are properly brought before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

Any stockholder may present a matter from the floor for consideration at a meeting so long as certain procedures are followed. Under palmOne's bylaws, as amended, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, palmOne not later than 90 days prior to the next annual meeting of stockholders (under the assumption that the next annual meeting of stockholders will occur no more than 30 days before or after the anniversary date of the most recent annual meeting of stockholders). Any notice of a stockholder proposal received by palmOne after such date will be considered untimely. The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting; (b) the name and address, as they appear on palmOne's books, of the stockholder proposing such business; (c) the class and number of shares of palmOne that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

VOTING BY INTERNET OR TELEPHONE

For shares of common stock that are registered in the name of the stockholder directly with EquiServe Trust Company, N.A., you may vote in person, by returning the enclosed proxy card or by Internet or telephone. Specific instructions to be followed by any registered stockholder interested in voting by Internet or telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that stockholders' instructions have been properly recorded.

For shares of common stock that are beneficially owned by a stockholder and held in "street name" through a bank or brokerage (if such stockholder's shares are registered in the name of a bank or brokerage), you may be eligible to vote your shares electronically by Internet or telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program, which provides eligible stockholders who receive a paper copy of palmOne's proxy statement and annual report the opportunity to vote by Internet or telephone. If your bank or brokerage firm is participating in ADP's program, your voting form from the bank or brokerage will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy card in the self-addressed, postage paid envelope provided.

Stockholders voting via the Internet should understand that there may be costs associated with Internet access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

APPENDIX A

PALMONE, INC.

AMENDED AND RESTATED
1999 STOCK PLAN
(As Amended through September 30, 2004)

1. *Purposes of the Plan.* The purposes of this Amended and Restated 1999 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

Options granted under the Plan will be Nonstatutory Stock Options. Stock Purchase Rights, Stock Appreciation Rights, Performance Shares and Performance Units may also be granted under the Plan.

2. *Definitions.* As used herein, the following definitions shall apply:

(a) *"Administrator"* means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) *"Applicable Laws"* means the requirements relating to the administration of equity compensation plans under U. S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c) *"Award"* means, individually or collectively, a grant under the Plan of Options, Stock Purchase Rights, Stock Appreciation Rights, Performance Units, and/or Performance Shares.

(d) *"Award Agreement"* means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) *"Award Exchange Program"* means a program whereby outstanding Awards are surrendered or cancelled in exchange for Awards (of the same or different type), which may have a lower exercise or purchase price, or in exchange for cash or a combination of cash and Awards.

(f) *"Awarded Stock"* means the Common Stock subject to an Award.

(g) *"Board"* means the Board of Directors of the Company.

(h) *"Cash Position"* means as to any Performance Period, the Company's or a business unit's level of cash and cash equivalents.

(i) *"Cause"* shall mean (i) an act of personal dishonesty taken by the Participant in connection with his or her responsibilities as a Service Provider and intended to result in substantial personal enrichment of the Participant, (ii) Participant being convicted of a felony, (iii) a willful act by the Participant which constitutes gross misconduct and which is injurious to the Company, (iv) following delivery to the Participant of a written demand for performance from the Company which describes the basis for the Company's reasonable belief that the Participant has not substantially performed his duties, continued violations by the Participant of the Participant's obligations to the Company which are demonstrably willful and deliberate on the Participant's part.

(j) *"Change of Control"* means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities who is not already such as of the Effective Date; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all the Company's assets; or

(iii) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining out-standing or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

(iv) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (A) are directors of the Company as of the Effective Date, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transaction described in subsections (i), (ii), or (iii) above, or in connection with an actual or threatened proxy contest relating to the election of directors to the Company.

Notwithstanding the foregoing, in no event shall either or both of the following events constitute a Change of Control: (i) the initial public offering of the Company's securities pursuant to a registration statement filed under Section 12 of the Exchange Act or (ii) the spin-off of the Company from 3Com pursuant to one or more transactions in which 3Com distributes eighty percent (80%) or more of its securities ownership of the Company to the stockholders of 3Com.

(k) *"Code"* means the Internal Revenue Code of 1986, as amended.

(l) *"Committee"* means a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.

(m) *"Common Stock"* means the common stock of the Company, or in the case of Performance Units, the cash equivalent thereof.

(n) *"Company"* means palmOne, Inc., a Delaware corporation.

(o) *"Consultant"* means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(p) *"Director"* means a member of the Board.

(q) *"Disability"* means total and permanent disability as defined in Section 22(e)(3) of the Code.

(r) *"Effective Date"* means the effective date of this Plan as determined in accordance with Section 7.

(s) *"Employee"* means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(t) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(u) *"Expenses"* means as to any Performance Period, the Company's or a business unit's incurred expenses.

(v) *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator; or

(iv) For purposes of Option grants made on the effective date of the Company's initial public offering of Common Stock, the Fair Market Value shall be the initial price to the public as set forth in the final prospectus included with the registration on Form S-1 filed with the Securities and Exchange Commission for such offering.

(v) Notwithstanding the preceding, for federal, state and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(w) *"GAAP"* means generally accepted accounting principles.

(x) *"Gross Margin"* means, as to any Performance Period, the Company's Revenues less the related cost of Revenues expressed in dollars or as a percentage of Revenues.

(y) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(z) *"Net Income"* means as to any Performance Period, the income after taxes of the Company for such Performance Period.

(aa) *"Nonstatutory Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(bb) *"Notice of Grant"* means a written or electronic notice evidencing certain terms and conditions of an individual Award. The Notice of Grant is part of the Award Agreement.

(cc) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(dd) *"Operating Cash Flow"* means, as to any Performance Period, the net cash used in operating activities in the Company's consolidated statement of cash flow.

(ee) *"Operating Income"* means, as to any Performance Period, the Company's or a business unit's income from operations excluding any unusual items.

(ff) *"Operating Margin"* means, as to any Performance Period, the Company's or a business unit's Operating Income divided by Revenue, expressed as a percentage.

(gg) *"Option"* means a stock option granted pursuant to the Plan.

(hh) *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ii) *"Participant"* means the holder of an outstanding Award granted under the Plan.

(jj) *"Performance Goals"* means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Cash Position, (b) Expenses, (c) Gross Margin, (d) Net Income, (e) Operating Cash Flow, (f) Operating Income, (g) Operating Margin, (h) Return on Assets, (i) Return on Equity, (j) Return on Sales, (k) Revenue, (l) Total Stockholder Return, and/or (m) Unit Sales. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, passage of time and/or against another company or companies), (iii) on a per-share basis, (iv) against the performance of the Company as a whole or of a business unit of the Company or by product or product line, (v) on a pre-tax or after-tax basis, and/or (vi) on a GAAP or non-GAAP basis. Prior to the beginning of the applicable Performance Period, the Administrator shall determine whether any significant element(s) shall be included in or excluded from the calculation of any Performance Goal with respect to any Participants.

(kk) *"Performance Period"* means any fiscal year of the Company or such other period as determined by the Administrator in its sole discretion.

(ll) *"Performance Share"* means an Award granted to a Service Provider pursuant to Section 13.

(mm) *"Performance Unit"* means an Award granted to a Service Provider pursuant to Section 13.

(nn) *"Plan"* means this Amended and Restated 1999 Stock Plan.

(oo) *"Profit After Tax"* means as to any Performance Period, the Company's or a business unit's income after taxes.

(pp) *"Restricted Stock"* means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 11 of the Plan.

(qq) *"Return on Assets"* means as to any Performance Period, the percentage equal to the Company's or a business unit's Operating Income before incentive compensation, divided by average net Company or business unit, as applicable, assets.

(rr) *"Return on Equity"* means as to any Performance Period, the percentage equal to the Company's Net Income divided by average stockholder's equity.

(ss) *"Return on Sales"* means as to any Performance Period, the percentage equal to the Company's or a business unit's Profit After Tax, divided by the Company's or the business unit's, as applicable, Revenue.

(tt) *"Revenue"* means as to any Performance Period, the Company's or a business unit's net sales or, if determined by the Administrator, gross sales.

(uu) *"Rule 16b-3"* means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(vv) *"Section 16(b)"* means Section 16(b) of the Exchange Act.

(ww) *"Service Provider"* means an Employee, Director or Consultant. In addition, an individual who receives an award under this Plan while an Employee, Director or Consultant, and who ceases to be an Employee, Director or Consultant, but who remains an employee, director or consultant to 3Com shall be deemed Service Provider for purposes of this Plan.

(xx) *"Share"* means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

(yy) *"Stock Appreciation Right"* or "SAR" means an Award granted to a Service Provider pursuant to Section 12.

(zz) *"Stock Purchase Right"* means the right to purchase Common Stock pursuant to Section 11 of the Plan, as evidenced by a Notice of Grant.

(aaa) *"Subsidiary"* means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(bbb) *"3Com"* means 3Com Corporation, a Delaware corporation.

(ccc) *"Total Stockholder Return"* means as to any Performance Period, the total return (change in share price plus reinvestment of any dividends) of a Share.

(ddd) *"Unit Sales"* means as to any Performance Period, gross or net sales of units.

3. *Stock Subject to the Plan.* Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 10,853,408* Shares, plus an annual increase to be added the first day of the Company's fiscal year equal to the lesser of (i) 5% of the outstanding shares of Common Stock on such date, or (ii) an amount determined by the Board. Notwithstanding anything in the Plan to the contrary, in no event may Stock Purchase Rights, Performance Shares and/or Performance Units be issued in any fiscal year of the Company for more than thirty-five percent (35%) of the total Shares available for issuance hereunder, in the aggregate, on the first day of such fiscal year. The Shares may be authorized, but unissued, or reacquired Common Stock.

The number of shares of Common Stock which have been authorized for issuance under the Plan shall be appropriately increased from time to time for any increase in the number of issued shares of Common Stock resulting from any adjustment pursuant to Section 16(c) hereof in connection with the transaction in which the Company's interest in its PalmSource, Inc. subsidiary is distributed to the Company's stockholders.

If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Award Exchange Program, or, with respect to Restricted Stock granted pursuant to Stock Purchase Rights, Performance Shares or Performance Units, is forfeited back to or repurchased by the Company, the unpurchased (or forfeited or repurchased, as applicable) Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); *provided*, however, that Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock, Performance Shares or Performance Units are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. To the extent an Award under the Plan is paid out in cash rather than stock, such cash payment shall not result in a reduction of the number of Shares available for issuance under the Plan.

4. *Administration of the Plan.*

(a) *Procedure.*

(i) *Multiple Administrative Bodies.* Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section

* This number includes the 20 million Shares initially reserved for issuance under the Plan, plus the Shares that have been added annually pursuant to this Section 3 since the first day of the Company's 2001 fiscal year through June 1, 2004 as adjusted for the 1-for-20 reverse stock split effected on October 15, 2002. This number also includes 2,092,309 shares added pursuant to this Section 3 as a result of the increase in issued shares of Common Stock resulting from any adjustment pursuant to Section 13(c) hereof in connection with the transaction in which the Company's interest in its PalmSource, Inc. subsidiary is distributed to the Company's stockholders.

162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) *Other Administration.* Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Employees, Directors and Consultants to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised or purchased (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted;

(vii) to institute an Award Exchange Program;

(viii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(ix) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred treatment under foreign laws, and to adopt such modifications, procedures and sub-plans, consistent with the objectives of the Plan, as may be necessary or desirable to comply with the laws, regulations, practices and tax and accounting principles of the countries in which the Company or a Subsidiary or affiliate of the Company may operate and/or to assure the economic viability of Awards made to individuals employed in such countries;

(x) to modify or amend each Award (subject to Section 18(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options or SARs longer than is otherwise provided for in the Plan;

(xi) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to (or less than) the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Option or Stock Purchase Right previously granted by the Administrator;

(xiii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) *Effect of Administrator's Decision.* The Administrator's decisions, determinations and interpretations shall be final, conclusive and binding on all Participants and shall be given the maximum deference permitted by law.

5. *Eligibility.* Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights, Performance Shares and Performance Units may be granted to Employees, Directors or Consultants.

6. *Limitations.*

(a) Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor shall they interfere in any way with the Participant's right or the Company's right, as applicable, to terminate such relationship at any time, with or without cause. No Service Provider shall have the right to be selected to receive an Award under this Plan, or having been so selected, to be selected to receive a future Award.

(b) The following limitations shall apply to grants of Awards:

(i) No Service Provider shall be granted, in any fiscal year of the Company, (A) Options to purchase more than 215,052 Shares, (B) Stock Purchase Rights to purchase more than 107,526 Shares of Restricted Stock, (C) Stock Appreciation Rights covering more than 215,052 Shares, (D) more than 107,526 Performance Shares, and (E) Performance Units having an initial value greater than $1,000,000.

(ii) In connection with his or her initial service, a Service Provider may be granted (A) Options to purchase up to an additional 430,105 Shares, (B) Stock Purchase Rights to purchase an additional 215,052 Shares of Restricted Stock, (C) Stock Appreciation Rights covering an additional 430,105 Shares, (D) an additional 215,052 Performance Shares, and (E) additional Performance Units having an initial value of up to $2,000,000, which shall not count against the limit set forth in subsection (i) above.

(iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 16.

(iv) If an Award is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 16), the cancelled Award will be counted against the limits set forth in subsections (i) through (ii) above. For this purpose, if the exercise price of an Award is reduced, the transaction will be treated as a cancellation of the Award and the grant of a new Award.

7. *Term of Plan.* Subject to Section 22 of the Plan, the Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

8. *Term of Option.* The term of each Option shall be stated in the Award Agreement.

9. *Option Exercise Price and Consideration.*

(a) *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be determined by the Administrator; provided, however, that in the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value *per* Share on the date of grant.

(b) *Waiting Period and Exercise Dates.* At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised.

(c) *Form of Consideration.* The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. Such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares which (A) in the case of Shares acquired upon exercise of an option, have been owned by the Participant for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant's participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

10. *Exercise of Option.*

(a) *Procedure for Exercise; Rights as a Stockholder.* Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) *Termination of Relationship as a Service Provider.* If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Participant's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) *Disability of Participant.* If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) *Death of Participant.* If a Participant dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant) but only to the extent that the Option is vested on the date of death. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's death. The Option may be exercised by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable by the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised within the applicable time period by the personal representative of the Participant's estate or by the person or persons to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(e) *Buyout Provisions.* The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

11. *Stock Purchase Rights.*

(a) *Rights to Purchase.* Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other Awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree shall be entitled to purchase (subject to the limits of Section 6), the price to be paid, and the time within which the offeree must accept such offer. Each Stock Purchase Right shall be evidenced by an Award Agreement that shall specify the terms and conditions of the Stock Purchase Right as the Administrator, in its sole discretion, shall determine.

(b) *Repurchase Option.* Unless the Administrator determines otherwise, the Award Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Award Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

(c) *General Restrictions*. The Administrator may set restrictions based upon continued employment or service with the Company and its affiliates, the achievement of specific performance objectives (Company-wide, divisional, or individual), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) *Section 162(m) Performance Restrictions*. For purposes of qualifying grants of Stock Purchase Rights as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Stock Purchase Rights to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Stock Purchase Rights that are intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Stock Purchase Rights under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(e) *Other Provisions*. The Award Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(f) *Rights as a Stockholder; Dividends*. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a stockholder, and shall be a stockholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 16 of the Plan. If any dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and repurchase as the Shares of Restricted Stock with respect to which they were paid, unless otherwise provided in the Award Agreement.

12. *Stock Appreciation Rights*.

(a) *Grant of SARs*. SARs may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the number of SARs granted to any Participant, subject to the limits of Section 6.

(b) *Exercise Price and other Terms*. The Administrator, subject to the provision of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, the exercise price of an SAR shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

(c) *SAR Agreement*. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(d) *Expiration of SARs*. An SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 10(b), (c) and (d) also shall apply to SARs.

(e) *Payment upon Exercise of SAR*. At the discretion of the Administrator, payment for an SAR may be in cash, in Shares of equivalent value or in a combination thereof.

(f) *Payment of SAR Amount*. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) the number of Shares with respect to which the SAR is exercised.

13. *Performance Units and Performance Shares.*

(a) *Grant of Performance Units/Shares.* Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the price to be paid and the number of Performance Units and Performance Shares granted to each Participant, subject to the limitations of Section 6.

(b) *Value of Performance Units/Shares.* Each Performance Unit shall have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) *Performance Objectives and Other Terms.* The Administrator shall set performance objectives or other vesting criteria in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units and/or Performance Shares that will be paid out to the Participants. Each Award of Performance Units and/or Performance Shares shall be evidenced by an Award Agreement that shall specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(i) *General Performance Objectives or Vesting Criteria.* The Administrator may set performance objectives or vesting criteria based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion (for example, but not by way of limitation, continued employment or service with the Company or a Subsidiary).

(ii) *Section 162(m) Performance Objectives.* For purposes of qualifying grants of Performance Units and/or Performance Shares as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may determine that the performance objectives applicable to Performance Units and/or Performance Shares shall be based on the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Performance Units and/or Performance Shares to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Performance Units and/or Performance Shares which are intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Performance Units and/or Performance Shares under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(d) *Earning of Performance Units/Shares.* After the applicable Performance Period has ended, the holder of Performance Units and/or Performance Shares shall be entitled to receive a payout of the number of Performance Units and/or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit and/or Performance Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit and/or Performance Share.

(e) *Form and Timing of Payment of Performance Units/Shares.* Payment of earned Performance Units and/or Performance Shares shall be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units and/or Performance Shares, as applicable, at the close of the applicable Performance Period) or in a combination thereof.

(f) *Cancellation of Performance Units/Shares.* On the date set forth in the Award Agreement, all unearned or unvested Performance Units and Performance Shares shall be forfeited to the Company, and again shall be available for grant under the Plan.

14. *Deferrals.* The Administrator, in its sole discretion, may permit a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Administrator in its sole discretion.

15. *Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate. The Administrator also may impose restrictions on any Shares acquired pursuant to the exercise of an Award as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

16. *Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale.*

(a) *Changes in Capitalization.* Subject to any required action by the stockholders of the Company, the number of shares of Common Stock which have been authorized for issuance under the Plan, including Shares as to which no Award have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award and including the annual increase provided for in Section 3, the per-person limits provided for in Section 6, the number of shares of Common Stock covered by each outstanding Award, as well as the price per share of Common Stock covered by each such outstanding Award, shall be proportionately adjusted for any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Awards shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c) *Merger or Asset Sale.* In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and, to the extent applicable, have the right to exercise the Award as to all of the Awarded Stock, including Shares which would not otherwise be vested or exercisable. In addition, if an Option, Stock Appreciation Right or Stock Purchase Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Participant in writing or electronically that the Option, Stock Appreciation Right or Stock Purchase Right shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Award shall terminate upon the expiration of such period. For the purposes of this paragraph, an Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right to purchase or receive, for each Share of Awarded Stock subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received (upon the exercise of the Award, if applicable), for each Share of Awarded Stock and each unit/ right to acquire a Share subject to the Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

Notwithstanding the foregoing, if a Participant's status as a Service Provider is terminated for reasons other than Cause within twelve (12) months following a Change of Control, then the vesting and exercisability of each of the Participant's outstanding Awards shall partially accelerate upon such termination with respect to fifty percent (50%) of the then unvested Shares subject to or acquired under each such Award.

17. *Date of Grant.* The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

18. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend or terminate the Plan.

(b) *Stockholder Approval.* The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) *Effect of Amendment or Termination.* No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. *Conditions Upon Issuance of Shares.*

(a) *Legal Compliance.* Shares shall not be issued pursuant to the exercise or vesting of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares (or with respect to Performance Units, the cash equivalent thereof) shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations.* As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased or received only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder (or with respect to Performance Units, the cash equivalent thereof), shall relieve the Company of any liability in respect of the failure to issue or sell such Shares (or with respect to Performance Units, the cash equivalent thereof) as to which such requisite authority shall not have been obtained.

21. *Reservation of Shares.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. *Stockholder Approval.* The Plan shall be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

23. *Indemnification.* Each person who is or shall have been a member of the Administrator, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

24. *Successors.* All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

25. *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

26. *Governing Law.* The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California, other than its conflicts of laws provisions.

27. *Withholding Requirements.* Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

palmOne, Inc.

Annual Report
For the Fiscal Year Ended May 31, 2004*

Table of Contents

annual report

References to "palmOne," "Company," "we," "us," and "our" in this Annual Report refer to palmOne, Inc. and its subsidiaries unless the context requires otherwise.

* Our fiscal year ends on the Friday nearest May 31. For presentation purposes, the periods have been presented as ending on May 31.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We may make statements in this Annual Report, such as statements regarding our plans, objectives, expectations and intentions that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are identified by the words "believes," "expects," "anticipates," "estimates," "intends," "strategy," "plan," "may," "will," "would" and similar expressions and include, without limitation, statements regarding our intentions, expectations and beliefs regarding handheld computing and communications products and the handheld computing and communications market; our leadership position in the handheld computing and communications device market; our corporate strategy, developing market-defining products, capitalizing on industry trends, maintaining strategic contribution from our handheld computers and increasing the adoption of smartphones; the market opportunity available to us; the impact of wireless technology; our ability to capitalize on industry trends and grow our business; our ability to attract new customers, drive the upgrade cycle and drive early adoption of handheld devices by consumers; the future of the smartphone market and our role in it; competition and our competitive advantages; our expectations regarding our product lines; our relationship with wireless carriers; international business, international sales and international markets; our ability to increase revenue; product development, design and innovation relating to new and existing products, technologies and solutions; customer needs and preferences; our methods of product development and expanding product functionality; our properties, facilities, operating leases and our ability to secure additional space; revenues; potential new market opportunities; the completion of our restructuring activities and the savings therefrom; our belief that our cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements; dividends; our tax strategy; sales of securities under our universal shelf registration statement and the use of proceeds therefrom; the impact of accounting pronouncements on our results; our operating results; and legal proceedings by and against us. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "Business Environment and Risk Factors" on page 34 of our Annual Report on Form 10-K. palmOne undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of our Annual Report on Form 10-K.

BUSINESS

Business Summary

palmOne, Inc. is a leading global provider of handheld computing and communications devices. We target consumer, business, education and government users around the world. palmOne currently offers the Zire, Tungsten and Treo families of handheld computing and communications devices and related add-ons and accessories. Since palmOne introduced its first handheld computer in 1996, we have shipped over 26.4 million handheld devices worldwide as of May 31, 2004.

palmOne's total revenue has grown from approximately $1 million in fiscal year 1995 to $949.7 million in fiscal year 2004. We hold the leading worldwide market share in handheld computers and are emerging as a key provider of handheld communication (smartphone) devices by virtue of our critically acclaimed Treo product line.

In reviewing our historical financial information, including all historical information presented in this Annual Report, investors should be aware that our historical results of operations include results from PalmSource as discontinued operations through October 28, 2003, the date of the PalmSource spin-off and do not include the results of operations of Handspring until October 29, 2003, the date of acquisition. As such, the results are not strictly comparable year to year. Please refer to Notes 3 and 4 to consolidated financial statements for a more detailed description.

Corporate Background

We were incorporated in 1992 as Palm Computing, Inc. In 1995, we were acquired by U.S. Robotics Corporation. In 1996, we sold our first handheld computer, quickly establishing a significant position in the handheld computing industry. In 1997, 3Com Corporation, or 3Com, acquired U.S. Robotics. In 1999, 3Com announced its intent to separate our business from 3Com's business to form an independent, publicly traded company. In preparation for that spin-off, Palm Computing, Inc. changed its name to Palm, Inc., or Palm, and was reincorporated in Delaware in December 1999. In March 2000, Palm sold shares in an initial public offering and concurrent private placements. In July 2000, 3Com distributed its remaining shares of Palm common stock to 3Com stockholders.

In December 2001, Palm formed PalmSource, Inc., or PalmSource, a stand-alone subsidiary for its operating system business. On October 28, 2003, Palm distributed all of the shares of PalmSource common stock held by Palm to Palm stockholders. On October 29, 2003 we acquired Handspring, Inc. and changed our name to palmOne, Inc., or palmOne.

Corporate Strategy

The handheld computing and communications device market is large and growing. Our objective is to be the leader in the handheld computing and communications device market. To achieve this objective, the four key elements of our strategy are:

- *Develop market-defining products that deliver a great user experience.* Customer requirements and user experience drive our product design and development. palmOne has a long track record of innovation. We revolutionized handheld computing in 1996 with the launch of the Pilot—the "connected organizer"—that allowed users to synchronize their calendar and contact list with a personal computer. From the original Pilot to today's Zire, Tungsten and Treo product lines, we have maintained a top position in our target markets by focusing on the customer.
- *Capitalize on industry trends.* Infrastructure and technology advancements enable new applications, which we expect will drive increased market demand for our products. The emergence of high-speed wireless data networks fundamentally enhances the utility of a mobile device with wireless capabilities

by increasing users' ability to communicate and manage their personal digital information anytime, anywhere. At the same time, underlying device platforms are evolving rapidly. For example, today's handheld devices have richer color displays and increased memory and computing power. Wireless data capabilities and today's advanced device platforms pave the way for new mobile applications, such as those involving email, office documents, mapping, digital photos and music. By incorporating these new applications into our products, we intend to bring new customers to the category and drive an upgrade cycle for the millions of people who already own a handheld computing device.

- *Maintain strategic contribution from handheld computers.* palmOne's leadership position in handheld computers is important to our overall success. palmOne will continue to attract first-time buyers, traditional mobile professionals, and digital media enthusiasts with our Zire and Tungsten handheld product lines. Entry-level handhelds increase our market share, bring new people to the category and provide a foundation for future upgrade sales to higher-end handheld computers and smartphones. Handheld computers provide presence in the marketplace for our brand and products, scale, revenue diversification and a technology development platform which can be leveraged to grow our sales of smartphones.

- *Increase adoption of smartphones.* We are focusing a significant amount of our resources on handheld wireless communication devices, or smartphones. Market researcher IDC estimates that worldwide smartphone shipments will grow approximately 51% per year from 2004 through 2008. Smartphone products require careful integration of several key features—voice, personal information management, or PIM, and messaging. Successfully combining these functions, while minimizing trade-offs (such as size, weight and battery life), is difficult. palmOne brings a unique perspective to this market—combining mobile computing and communications capabilities. To help drive smartphone adoption, palmOne intends to expand the number of smartphones we offer, broaden our carrier relationships and work closely with application providers to optimize our device platform for wireless applications and market smartphone solutions to our installed base of handheld computing users.

Products and Services

palmOne sells products under three sub-brands: Zire, Tungsten and Treo. The Zire family is primarily designed for and targeted at consumers, including entry-level and digital media enthusiasts. The Treo and Tungsten lines are primarily designed for and targeted at business professionals and enterprise users. These product families span the handheld computing and communications device market.

Our products are differentiated in terms of price, functionality and software applications that are delivered with the device. Standard software in all of our products includes an address book, date book, clock, to do list, memo pad, note pad and calculator. Other features that can be found in some of our products include:

- wireless communication capabilities, such as Bluetooth, WiFi, CDMA and GSM/GPRS, to enable messaging, email and web browsing;

- multimedia features, allowing users to capture and view photos, capture and view video clips and listen to MP3 music;

- an infrared port for exchanging information between devices;

- a secure digital/multimedia card, or SD/MMC, slot for stamp-sized expansion cards for storage, content and input/output devices;

- data synchronization technology (Hotsync) enabling the device to synchronize with desktop applications such as Microsoft Outlook; and

- productivity software, such as DataViz®'s Documents to Go® which allows users to create, view and edit Microsoft Word and Excel files and view and share PowerPoint presentations.

Zire

The Zire's mix of price, functionality and performance has expanded our available market to new users, as indicated by our user registration data. We believe that by making an entry-level product such as the Zire available, we are driving the early adoption of handheld devices by consumers who would not otherwise own a handheld. This increases revenue and the potential for future upgrade purchases as customers become accustomed to handheld technology and demand additional functionality in the future. There are three products in the current Zire family.

The Zire 21 handheld was introduced in October 2003 and is a successor to the original Zire with a suggested retail price, or SRP, under $100. This handheld includes a monochrome 4-bit Grayscale display, a 126MHz Texas Instruments Open Mobile Application Platform, or OMAP, processor and is based on Palm operating system, or Palm OS, 5.2.1.

The Zire 31 handheld was introduced in April 2004. It is aimed at attracting the first-time buyer who wants a more full-featured, low-cost handheld. The Zire 31 is the lowest cost color handheld on the market and features 16MB of memory, MP3 playback with a stereo headphone jack, five-way Navigator Button to allow access to information with just one hand, improved PIM applications and an expansion slot which supports SD/MMC and secure digital input output, or SDIO, expansion cards. The Zire 31 is powered by a 200MHz Intel XScale processor and is based on Palm OS 5.2.8.

The Zire 72 handheld was also introduced in April 2004. It is a successor to the Zire 71 and is aimed at young professionals who want media, productivity and all-around versatility. The Zire 72 features a 1.2 megapixel integrated camera, video capture with audio, MP3 playback with RealOne Mobile Player loaded into read-only memory, or ROM, the ability to listen to stereo quality MP3 music and watch video clips using the Kinoma player, best-in-class office compatibility, 32MB of memory, five-way navigation button, an SD/MMC slot and a 320x320 transflective Thin Film Transistor, or TFT, color display. The Zire 72 is powered by a 312MHz Intel XScale processor and is based on Palm OS 5.2.8.

Tungsten

Tungsten handhelds craft advanced technologies into pocketable solutions that provide uniquely efficient handheld experiences for mobile professionals and serious business users. There are three products in the current Tungsten family.

The Tungsten E handheld was introduced in October 2003 and is aimed at cost-conscious professionals who require premium power and performance. With the Tungsten E, users can create, edit and view Microsoft Word, Excel, and other Windows-compatible files as well as listen to MP3s. The Tungsten E features five-way navigation, an SD/MMC slot, a 320X320 transflective TFT color display and 32MB of internal memory. The Tungsten E is powered by a 126MHz Texas Instruments OMAP processor and is based on Palm OS 5.2.1.

The Tungsten T3 handheld was introduced in October 2003 and includes a slider design that conceals the Graffiti II writing area, five-way navigation, an SD/MMC slot and a 320x480 transflective TFT color display which rotates from portrait to landscape with the touch of a button. This handheld offers a voice recorder for important memos, improved PIM capabilities, and ability to create, edit and view Microsoft Word, Excel and other Windows-compatible files as well as the ability to listen to MP3s, view photos and watch video clips with high-quality sound and video clarity. The Tungsten T3 has integrated wireless capability using Bluetooth technology, which is a short-range radio technology facilitating data transfer between compatible Bluetooth devices such as mobile phones, laptops, printers, access points and other handhelds. Using a compatible Bluetooth-enabled mobile phone as a modem, a user can access the Internet or email wirelessly. The Tungsten T3 includes 64MB of memory, is powered by a 400MHz Intel XScale processor and is based on Palm OS 5.2.1.

The Tungsten C handheld was introduced in April 2003. This product was designed for the mobile professional in a wireless networked campus, a home network or public hotspots that provide users broadband wireless Internet access. The Tungsten C includes integrated WiFi capability, a built-in keyboard, five-way navigation, an SD/MMC expansion slot, a 320x320 transflective TFT color display and 64MB of memory. It includes virtual private network, or VPN, software to access behind-the-firewall data and email using palmOne's VersaMail 2.5 email client. The Tungsten C is powered by a 400MHz Intel XScale processor and is based on Palm OS 5.2.1.

Treo

Treo smartphones seamlessly combine a full-featured mobile phone and wireless data applications, such as email, messaging and web browsing, in a small, compact, yet easy-to-use device that simplifies both business and personal life by integrating applications typically included in separate devices into one device. Our target customer for the Treo is an individual who would otherwise carry multiple devices such as a cell phone, a laptop or handheld computer.

The Treo 600 was first shipped in September 2003 and is an integrated device with a smaller, more phone-like form factor than previous generations of smartphone solutions. The Treo 600 is available in a dual-band CDMA version and a quad-band GSM/GPRS version and is offered by carriers such as AT&T Wireless, Cingular, KPN, Orange, Rogers Wireless, Sprint, T-Mobile, and Verizon. The Treo 600 has the following features: a QWERTY and numeric keyboard, 32MB of memory, a bright color display, a five way navigation button for ease of use with one hand, a built-in VGA-resolution camera, an SD/MMC expansion slot, as well as a new version of the Blazer web browser. This smartphone uses a 144 MHz Texas Instruments OMAP processor and is based on Palm OS 5.2.1H.

Add-ons and Accessories

palmOne offers add-ons and accessories to enhance the end user's handheld and smartphone experience, including portable keyboards, SD/MMC expansion cards for storage and content, modems and carrying cases. In addition, we provide the ability to purchase and download software applications through a link on our palmOne.com website.

Customers

We sell our products to distributors, retailers, resellers and wireless carriers and to end-users. In fiscal years 2004, 2003 and 2002, our customers Ingram Micro represented 15%, 19%, and 17% and Tech Data represented 7%, 9% and 10% of consolidated revenues, respectively. Ingram Micro and Tech Data are distributors of our products.

Competition

Competition in the handheld computing and communications device market is intense and characterized by rapid change and complex technology. The principal competitive factors affecting the market for our handheld computing and communications devices are functionality, features, operating system, styling, brand, price, availability of third party software applications, customer and developer support and access to sales and distribution channels. Our devices compete with a variety of mobile devices, including pen- and keyboard-based devices, mobile phones, converged voice/data devices and sub-notebooks and personal computers. Our principal competitors include:

- personal computer companies, such as Acer, Apple, Dell, Hewlett-Packard and Toshiba which also develop and sell handheld computing products;
- consumer electronics companies, such as Casio, Sharp and Sony which also develop and sell handheld computing products;
- wireless email companies, such as Research In Motion;

- mobile handset manufacturers, such as Audiovox, HTC Corporation, Kyocera, LG, Motorola, Nokia, Samsung, Sanyo, Sendo, Siemens, Sierra Wireless and Sony-Ericsson, which also develop smartphone products; and
- a variety of early-stage technology companies such as Danger and Tapwave.

Most of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. They also may devote greater resources to the development, promotion and sale of their products than we do.

We believe, however, that we compete favorably with respect to some or all of the competitive factors affecting the handheld computing and communications device market, which is reflected by our greater installed-base of handheld computing users, our leading market share and strong brand recognition.

Sales and Marketing

palmOne sells its products to distributors, retailers, resellers, and wireless carriers through its sales force, and directly to end-users through its web site at *www.palmOne.com* and its palmOne retail stores in the United States.

For our handheld products, in the United States, retailers represent our largest sales channel and include national and regional office supply stores, computer superstores, consumer electronics retailers and mass merchants. Distributors represent our second largest United States sales channel and generally sell to both traditional and Internet retailers and resellers, including enterprise and education resellers. Internationally we sell our products primarily through distributors. We have over 100 international distributors covering Europe, Latin America, Canada, Asia, the Middle East and South Africa. These distributors sell primarily to retailers and resellers.

For our smartphone products, wireless carriers collectively represent our largest sales channel. We also sell smartphones through distribution partners. We have worked to develop strong relationships with a variety of wireless carriers around the world. Some of our carrier relationships include AT&T Wireless, Cingular, Sprint, T-Mobile and Verizon in the United States and with Orange in Europe. We work with carriers in different ways, depending on each carrier's unique situation and requirements. Some of these relationships include co-development, product customization for the carrier's network, systems integration and joint marketing and sales. Other carriers typically purchase non-customized Treos either from palmOne directly or from a palmOne distributor. In addition, some of the carriers we work with offer end-user rebates on their sale of our smartphones that benefit the sale and marketing of our products.

We use our palmOne.com Internet store as a direct sales channel to sell our products and third-party products, focusing particularly on the installed base of palmOne customers. We accomplish this through e-marketing campaigns and product bundles. When we sell a Treo smartphone on our website, we may have the opportunity to earn bounties from carriers if the Treo smartphone customer also purchases a voice or data plan. We also offer a wide array of software titles on the Software Connection website which is accessed from the palmOne.com store.

We build awareness of our products and brands through mass-media advertising, targeted advertising, public relations efforts, in-store promotions and merchandising, retail advertising and our branded Internet properties. We also receive feedback from our end-users and our channel customers through market research. We use this feedback to refine our product development efforts and to develop strategies for marketing our products.

Customer Service and Support

For our handheld products, we provide customer support through outsourced service providers as well as our internal customer service personnel.

For our smartphone products, our carrier partners handle first line support. We provide any escalation support through outsourced service providers as well as our internal customer service personnel.

Individual customers have access to an Internet-based repository for technical information and troubleshooting techniques. They also can obtain support through other means such as the palmOne website, email, web chat and telephone support.

We warrant that our products will be free of defect for 90 to 365 days after the date of purchase, depending on the product. In Europe we are required by law in some countries to provide a two-year warranty for certain defects. We contract with third-parties to handle warranty repair.

Research and Development

Our products are conceived, designed, developed and implemented through the collaboration of our internal engineering, marketing and manufacturing organizations. We focus our product design efforts on both improving our existing products and developing new products. We intend to continue to employ a customer focused design approach to provide innovative products that respond to and anticipate customer needs for functionality, mobility, simplicity, style and ease of use.

We either create internally or license from third parties technologies required to support product development. Our internal staff includes engineers of many disciplines, including software architects, electrical engineers, mechanical engineers, radio specialists, quality engineers, manufacturing process engineers and user interface design specialists. Once a product concept is initiated and approved, we create a multi-disciplinary team to complete the design of the product and transition it into manufacturing. We often utilize outsource design and manufacturer, or ODM, partners, to design, develop and manufacture our products, after we have internally completed product definition.

Although hardware is the most visible aspect of our products, we also add value to our products through software development. This software development is aimed at enhancing and extending the Palm OS and integrating application software functionality.

Our Treo smartphones typically are required to pass individual carrier certification requirements before they may be operated on a carrier's network. Our devices also must receive approval from relevant governmental agencies, such as FCC approval in the U.S. In addition, our GSM communicators must pass Full Type Approval, or FTA. We have established an internal certification team and carrier certification processes, including early testing, to facilitate our ability to meet these certification and standards requirements.

Our research and development expenditures totaled $69.4 million, $70.2 million, and $91.1 million in fiscal years 2004, 2003 and 2002, respectively.

Manufacturing and Supply Chain

We outsource the manufacturing of our products to third party manufacturers. This outsourcing extends from prototyping to volume manufacturing and includes activities such as material procurement, final assembly, test, quality control and shipment to distribution centers. Today the majority of our products are currently assembled in China and Mexico. We have also entered into an agreement with a third party manufacturer to manufacture our products in Brazil. Distribution centers are operated on an outsourced basis in Tennessee, Ireland and Hong Kong.

The components that make up our products are purchased from various vendors, including key suppliers such as Intel and Texas Instruments, which supply microprocessors, and Sony and Sharp, which supply displays. Some of our components are currently supplied by sole source suppliers. For example, radio and radio modules, power supply integrated circuits, cameras, microprocessors, and certain discrete components are obtained from a sole source.

Backlog

Orders for our handheld computing products are generally placed on an as needed basis, and products are shipped as soon as possible after receipt of an order, usually within one to four weeks. Handheld computing product orders may be cancelled or rescheduled by the customer without penalty. Consequently, we rarely carry backlog on our handheld product unless we are in a new product launch period and have constrained supply.

Carriers purchase our smartphone products through negotiated contracts, each of which is unique. Generally, the terms of sale include purchase commitments up front if a carrier requires smartphones that are customized to their network. Carrier purchase terms vary, however cancellations are generally limited, and may carry penalties.

The backlog of firm orders on our smartphone products as of May 31, 2004 was $86.0 million. There is not a comparable amount of firm order backlog at the end of fiscal year 2003 because the Treo smartphone product line was acquired in October 2003 at the time of the Handspring acquisition.

Seasonality

palmOne's handheld computing business, comprised of the Zire and Tungsten lines, is affected by holiday seasonality. Our handheld computing revenues are generally sequentially higher in the second quarter of our fiscal year, as distributors and retailers purchase product in anticipation of the December holiday selling season. The timing of our new product launches also contributes to fluctuations in our revenue. We typically introduce new products in the fall and in the spring, which generally contributes to higher revenue in the second fiscal quarter and the fourth fiscal quarter, respectively.

To date, we have not seen meaningful seasonal variations in customer demand for Treo smartphones. This contrasts with our experience of selling handheld computers. We attribute this lack of seasonality for our smartphones to four factors. First, sales of smartphones are influenced by carrier adoption which could occur at any time during the fiscal year. Second, our smartphones are sold at higher prices than handheld computers and holiday seasonality typically affects demand for lower priced products. Third, purchasing a smartphone also requires selection of a carrier and the purchase of a service plan, which complicates the buying process for gift-giving. Lastly, enterprise customers represent a higher proportion of smartphones sales than typically seen in our handheld product line and these customers tend to be less driven by holiday selling seasons.

Intellectual Property

We rely on a combination of know-how, patents, trademarks, copyright as well as trade secret laws, confidentiality procedures and contractual restrictions to protect our intellectual property rights.

We file domestic and foreign patent applications to support our technology position and new product development, and we have had approximately 100 patents issued to us. We are working to increase and protect our rights in our patent portfolio, which is important to our value and reputation. While our patents are important to our business, our business is not materially dependent on any one patent.

Patents relating to the handheld computing and communications industry are being issued and new patent applications are being filed, with increasing regularity. This has resulted in an increasingly high density of patents and related rights that may affect our products. In addition, new and existing companies are increasingly engaging in the business of acquiring or developing patents to assert offensively against companies such as us. This increases the likelihood that we will be subject to allegations and claims of infringement. We have already been named in several infringement lawsuits, set forth in greater detail in Note 17 to consolidated financial statements. In addition, as is common in our industry, we agree to indemnify certain of our suppliers and customers for alleged patent infringement.

We own a number of trademarks, including the ZIRE, TUNGSTEN and TREO marks, and we have applications for registration of these marks pending in the United States and foreign jurisdictions. We are working to increase and protect our rights in our trademark portfolio, which is important to our value, reputation and branding.

In 2003 and in connection with the separation of PalmSource, Palm Trademark Holding Company, LLC was established to administer the use of trade names, trademarks, service marks and domain names that contain the word or letter string "palm". palmOne and PalmSource own Palm Trademark Holding Company, LLC for the purpose of receiving, holding, maintaining, registering, enforcing and defending intellectual property relative to the "palm" marks. Subject to certain restrictions, we have an exclusive license from Palm Trademark Holding Company, LLC to use the palmOne mark and domain name.

We also license technologies from third parties for integration into our products. We believe that the licensing of complementary technologies from parties with specific expertise is an effective means of expanding the features and functionality of our products, allowing us to focus on our core competencies. Our most significant license is the Palm OS from PalmSource. We also license conduit software from Chapura, Inc. that allows for synchronization with Microsoft Outlook, encryption technology from Certicom for our Blazer browser and a variety of other applications software technologies. Our Palm OS license requires the payment of royalties and maintenance and support fees to PalmSource. The license agreement extends through November 2006, includes minimum annual payments and is non-exclusive.

Consistent with our efforts to maintain the confidentiality and ownership of our trade secrets and other confidential information and to build our intellectual property rights, we require all of our employees and consultants and certain customers, manufacturers, suppliers and other persons with whom we do business or may potentially do business to execute confidentiality and invention assignment agreements upon commencement of a relationship with us and typically extending for a period of time beyond termination of the relationship.

Employees

As of May 31, 2004, palmOne had a total of 699 employees, of which 82 were in supply chain, 195 were in engineering, 274 were in sales and marketing and 148 were in general and administrative activities. None of palmOne's employees is subject to a collective bargaining agreement. palmOne considers its relationship with its employees to be good.

Fiscal Year End

Our fiscal year ends on the Friday nearest May 31. For presentation purposes, the periods have been presented as ending on May 31.

Financial Information about Segments

Prior to the spin-off of PalmSource and the acquisition of Handspring, the Company's business comprised two reporting segments; the Solutions Group business and the PalmSource business. As a result of the PalmSource distribution, the PalmSource reporting segment was eliminated as of the quarter ended November 30, 2003. The continuing business of palmOne operates in one reportable segment which develops, designs and markets handheld computing and communication devices and related accessories, services and software. palmOne revenues totaled $949.7 million, $837.6 million and $1,004.4 million in fiscal years 2004, 2003 and 2002, respectively. Loss from continuing operations totaled $10.2 million, $417.9 million and $65.2 million in fiscal years 2004, 2003 and 2002, respectively. Loss from discontinued operations totaled $11.6 million, $24.7 million and $17.0 million in fiscal years 2004, 2003 and 2002, respectively. Net loss totaled $21.8 million, $442.6 million and $82.2 million in fiscal years 2004, 2003 and 2002, respectively. Total assets were $787.9 million, $576.6 million and $989.1 million in fiscal years 2004, 2003 and 2002, respectively.

Financial Information about Geographic Areas

palmOne's headquarters and most of its operations are located in the United States. palmOne conducts its sales, marketing and customer service activities throughout the world. Geographic revenue information is based on the location of the customer. For fiscal years 2004, 2003 and 2002, no single country outside the United States accounted for 10% or more of total revenues. Total revenues in the United States were $573.5 million, $492.5 million and $643.9 million, and total revenues in other geographic locations were $376.2 million, $345.1 million and $360.5 million for fiscal years 2004, 2003 and 2002, respectively. Land not in use, property and equipment, net totaled $78.5 million, $89.6 million and $204.5 million in the United States, and totaled $0.9 million, $1.6 million and $4.7 million in other geographic locations in fiscal years 2004, 2003 and 2002, respectively.

Properties

We currently occupy and utilize 153,274 square feet of leased space in Milpitas, California in three buildings which serves as our corporate headquarters and houses our research and development facilities. We also lease sales and support offices domestically and internationally. We believe that existing facilities are suitable and adequate for our current needs and we are attempting to sublease excess space in certain locations. If we require additional space, we believe that we will be able to secure such space on commercially reasonable terms without undue operational disruption.

palmOne also owns approximately 39 acres of land not in use, located in San Jose, California that was originally acquired with the intent of building our corporate headquarters. In May 2001, with the downturn in the market, and palmOne's declining revenues, construction plans were terminated. We have no current plans to develop this land. Given the depressed state of commercial real estate in the San Jose area, we are not actively marketing the land at the present time.

Available Information

We make available free of charge through our website, *www.palmone.com*, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission, or SEC. These reports may also be obtained without charge by contacting Investor Relations, palmOne, Inc., 400 N. McCarthy Blvd., Milpitas, California 95035, email: *investor.relations@palmone.com,* phone: 1-408-503-7200. Our Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report. In addition, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 or may obtain information by calling the SEC at 1-800-SEC-0330. Moreover, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding reports that we file electronically with them at *http://www.sec.gov.*

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on the Nasdaq stock market since our initial public offering on March 2, 2000. Our stock symbol is PLMO. The following table sets forth the high and low closing sales prices as reported on the Nasdaq stock market for the periods indicated, as adjusted for the PalmSource spin-off effective October 28, 2003 and palmOne's one for twenty reverse stock split effective October 15, 2002.

	High	Low		High	Low
Fiscal Year 2004			**Fiscal Year 2003**		
Fourth quarter	$23.55	$10.47	Fourth quarter	$ 8.15	$6.13
Third quarter	$15.26	$ 9.61	Third quarter	$13.03	$7.84
Second quarter	$18.40	$12.40	Second quarter	$12.20	$6.98
First quarter	$12.34	$ 8.11	First quarter	$23.78	$8.92

As of July 15, 2004, we had approximately 7,219 registered stockholders of record. Other than the $150 million cash dividend paid to 3Com in March 2000 out of the proceeds from our initial public offering, palmOne has not paid and does not anticipate paying cash dividends in the future.

The following table summarizes employee stock repurchase activity for the three months ended May 31, 2004 (shares in thousands):

	Total Number of Shares Purchased	Average Price Paid Per Share
March 1, 2004–March 31, 2004	4	$10.11
April 1, 2004–April, 30, 2004	3	5.48
May 1, 2004–May 31, 2004	—	—
	7	$ 7.84

The total number of shares repurchased include those shares of palmOne common stock that employees deliver back to the Company to satisfy tax-withholding obligations at the settlement of restricted stock exercises and the forfeiture of restricted shares upon the termination of an employee. As of May 31, 2004 a total of approximately 78,000 shares may still be repurchased. palmOne does not have a publicly announced plan to repurchase any of its shares of registered equity securities.

SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended May 31, 2004 have been derived from our audited financial statements and reflect the classification of the operations of palmOne's operating platform and licensing business as discontinued operations, as required under accounting principles generally accepted in the United States, as a result of the distribution of shares of PalmSource to our stockholders. While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of net income (loss) have not changed from the amounts previously reported in the Company's annual report on Form 10-K/A filed on September 26, 2003. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in this Annual Report. palmOne's fiscal year ends on the Friday nearest to May 31. For presentation purposes, the periods have been presented as ending on May 31.

annual report

	Years Ended May 31,				
	2004 (1)	2003 (2)	2002 (3)	2001 (4)	2000
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$949,654	$ 837,637	$1,004,388	$1,533,171	$1,050,635
Cost of revenues*	677,365	625,879	691,534	1,389,134	640,482
Operating income (loss)	(4,080)	(197,932)	(92,564)	(552,980)	86,608
Income (loss) from continuing operations	(10,215)	(417,855)	(65,151)	(343,395)	71,131
Loss from discontinued operations	(11,634)	(24,727)	(17,017)	(13,081)	(25,221)
Net income (loss)	(21,849)	(442,582)	(82,168)	(356,476)	45,910
Net income (loss) per share—basic:					
Continuing operations	$ (0.26)	$ (14.38)	$ (2.28)	$ (12.13)	$ 2.64
Discontinued operations	(0.29)	(0.85)	(0.59)	(0.46)	(0.94)
	$ (0.55)	$ (15.23)	$ (2.87)	$ (12.59)	$ 1.70
Net income (loss) per share—diluted:					
Continuing operations	$ (0.26)	$ (14.38)	$ (2.28)	$ (12.13)	$ 2.64
Discontinued operations	(0.29)	(0.85)	(0.59)	(0.46)	(0.94)
	$ (0.55)	$ (15.23)	$ (2.87)	$ (12.59)	$ 1.70
Shares used in computing per share amounts:					
Basic	39,686	29,069	28,640	28,307	26,987
Diluted	39,686	29,069	28,640	28,307	26,993
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$203,069	$ 204,967	$ 247,859	$ 513,386	$1,061,472
Short-term investments	49,382	—	17,970	—	—
Working capital	142,698	133,677	245,181	217,763	993,052
Total assets	787,938	576,626	989,096	1,233,377	1,265,684
Payable to 3Com Corporation	—	—	—	—	18,374
Long-term convertible debt	35,000	35,000	35,000	—	—
Total stockholders' equity	491,534	255,786	690,848	734,152	1,029,188

(1) Includes results of operations of the acquired Handspring business as of October 29, 2003.

(2) Includes a $219.6 million increase in our valuation allowance to reduce our net deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. See Management's Discussion and Analysis, of this Annual Report for additional details.

(3) Includes a $101.8 million benefit for the products that had been previously written off and settlement of component purchase commitments for less than originally anticipated. See Management's Discussion and Analysis, of this Annual Report for additional details.

(4) Includes a $268.9 million inventory related charge for excess inventory and related tooling costs and non-cancelable inventory purchase commitments in excess of our forecasted need. See Management's Discussion and Analysis, of this Annual Report for additional details.

* Cost of revenues includes 'cost of revenues', 'cost of revenues—charge (benefit) for special excess inventory and related costs' and the applicable portion of 'amortization of intangible assets and deferred stock-based compensation'.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included in this Annual Report. The amounts reflect the classification of the operations of palmOne's operating platform and licensing business as discontinued operations, as required under accounting principles generally accepted in the United States, as a result of the distribution of shares of PalmSource to our stockholders. While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of net loss have not changed from the amounts previously reported in the Company's annual report on Form 10-K/A filed on September 26, 2003. Our 52-53 week fiscal year ends on the Friday nearest to May 31. Fiscal years 2004, 2003 and 2002 contained 52 weeks. For presentation purposes, the fiscal years have been presented as ending on May 31. Unless otherwise stated, all years and dates refer to our fiscal years and fiscal periods.

Overview and Executive Summary

palmOne, Inc. is a global provider of handheld computing and communications devices. Our objective is to be the leader in the handheld computing and communications device market. In order to accomplish our objective, we have defined the following strategy: develop market-defining products that deliver a great user experience, capitalize on industry trends, maintain strategic contribution from handheld computers and increase adoption of smartphones. During fiscal year 2004, we spun-off PalmSource to focus our strategy and acquired Handspring to accelerate our smartphone strategy.

Management periodically reviews certain key business metrics in order to evaluate our strategy and operational efficiency, allocate resources and maximize the financial performance of our business. These key business metrics include the following:

Revenue—Management reviews many elements to understand our revenue stream. These include supply availability, unit shipments, average selling prices and channel inventory levels. Revenue growth is impacted by increased unit shipments and variations in average selling prices. Unit shipments are determined by supply availability, end-user and channel demand, and channel inventory. We monitor average selling prices throughout the product life cycle, taking into account market demand and competition. To avoid empty shelves at retail store locations and to minimize product returns and obsolescence, we strive to maintain channel inventory levels within a desired range.

Margins—We review gross margin in conjunction with revenues to maximize operating performance. We strive to improve our gross margin through disciplined cost and product life-cycle management, supply/demand management and control of our technical support costs. To achieve desired operating margins, we also monitor our operating expenses closely to keep them in line with our projected revenue.

Cash flows—We strive to convert operating results to cash. To that effect, we carefully manage our working capital requirements through balancing accounts receivable and inventory with accounts payable. We monitor our cash balances to maintain cash available to support our operating and capital expenditure requirements.

We believe the handheld computing and communications device market dynamics are favorable to palmOne.

- While the market for handheld computers is maturing, our leadership position and our ability to develop high quality products enable us to produce solid performance. The handheld computing device market also provides a brand, scale and technology development platform that can be leveraged across our entire product portfolio.
- The emerging high-speed wireless networks which enable true "always-on" connectivity are fueling the growth of the handheld communications device market. With our computing heritage, we are able to work closely with carriers to deploy advanced wireless data applications that take advantage of their recently deployed wireless data networks. palmOne also has the capability to deliver increased functionality that is easy to use.

We expect to experience growth as a result of including our Treo product line in our results for a complete year, as it was included in only a portion of our results during fiscal year 2004. In addition, we will work to capitalize on the opportunity created by the reduced commitment of one of our competitors, Sony Corporation, to the handheld computing space outside of Japan.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in palmOne's consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for rebates, price protection, product returns, allowance for doubtful accounts, warranty and technical service costs, goodwill and intangible asset impairments, restructurings, inventory and income taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* as amended, and AICPA Statement of Position, or SOP, No. 97-2, *Software Revenue Recognition,* as amended. We recognize revenues from sales of handheld computing and communication devices under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided that the sales price is fixed and determinable, collection of the resulting receivable is probable and no significant obligations remain. For one of our web sales distributors, we recognize revenue based on a sell-through method utilizing information provided by the distributor. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, we reduce revenues for our estimates of liabilities related to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, channel inventory levels and other related factors. The estimates and reserves for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates.

Revenue from software arrangements with end-users of our devices is recognized upon delivery of the software, provided that collection is determined to be probable and no significant obligations remain. Deferred revenue is recorded for post contract support and any other future deliverables, and is recognized over the support period or as the elements of the agreement are delivered. Vendor specific objective evidence of the fair value of the elements contained in software arrangements is based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the marketplace within six months of the initial determination of the price by management.

The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable. If there is a change in a major customer's credit worthiness or actual defaults differ from our historical experience, our estimates of recoverability of amounts due us could be affected.

We accrue for warranty costs based on historical rates of usage as a percentage of shipment levels and the expected repair cost per unit, service policies and specific known issues. If we experience claims or significant changes in costs of services, such as third party vendor charges, materials or freight, which could be higher or lower than our historical experience, our cost of revenues could be affected.

Long-lived assets such as land not in use, property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not ultimately be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its ultimate disposition.

We evaluate the recoverability of goodwill annually or more frequently if impairment indicators arise, as required under Statement of Financial Accounting Standards, or SFAS, No. 142, *Goodwill and Other Intangible Assets*. Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within our single reporting segment. A goodwill impairment loss is recorded for any goodwill that is determined to be impaired. Under SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets*, intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized for an intangible asset to the extent that the asset's carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management's best estimates using appropriate assumptions and projections at the time.

Effective for calendar year 2003, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which supersedes Emerging Issues Task Force, or EITF, Issue No. 94-3, *Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*, we record liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue No. 94-3, we accrued for restructuring costs when we made a commitment to a firm exit plan that specifically identified all significant actions to be taken. We record initial restructuring charges based on assumptions and related estimates that we deem appropriate for the economic environment at the time these estimates are made. We reassess restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and we record new restructuring accruals as liabilities are incurred.

Inventory purchases and purchase commitments are based upon forecasts of future demand. We value our inventory at the lower of standard cost (which approximates first-in, first-out cost) or market. If we believe that demand no longer allows us to sell our inventory above cost or at all, then we write down that inventory to market or write-off excess inventory levels. If customer demand subsequently differs from our forecasts, requirements for inventory write-offs could differ from our estimates.

Our deferred tax assets represent net operating loss carryforwards and temporary differences that will result in deductible amounts in future years if we have taxable income. A valuation allowance reduces deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. The carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value. If these estimates and related assumptions change in the future, we may be required to adjust our valuation allowance against the deferred tax assets resulting in additional provision/(benefit) to income tax expense.

Our key accounting estimates and policies are reviewed with the Audit Committee of the Board of Directors.

Results of Operations

Comparison of Fiscal Years Ended May 31, 2004 and 2003

Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Revenues	$949,654	100.0%	$837,637	100.0%	$112,017

annual report

We derive our revenues from sales of our handheld computing and communications devices, add-ons and accessories as well as related services. Revenues for fiscal year 2004 increased approximately 13% from fiscal year 2003 and include the results of operations of the former Handspring business from the date of acquisition (October 29, 2003). During fiscal year 2004, net device units shipped were 4.107 million units at an average selling price of $209. During fiscal year 2003, net device units shipped were 4.193 million units at an average selling price of $174. The average selling price was up approximately 20% in fiscal year 2004, which was partially offset by the 2% decrease in unit sales. Of this 13% increase in revenues, the increase in average selling prices contributed approximately 17 percentage points of this increase, while unit shipment declines reduced it by approximately 2 percentage points. The increase in average selling price reflects a shift in our product mix during fiscal year 2004, particularly due to the addition of the Treo 600 smartphone, and a more favorable pricing environment. Revenues from our wireless Internet access services decreased by approximately $14.0 million from fiscal year 2003, or approximately 2 percentage points and accessory sales decreased slightly by approximately $1.2 million, or 2%, from fiscal year 2003. Our wireless Internet access revenues are down due to a decline in our installed user base. Our provision for product returns remained relatively flat as a percentage of revenue between fiscal year 2004 and 2003 at about 4.7%.

International revenues were approximately 40% of worldwide revenues in fiscal year 2004 compared with approximately 41% in fiscal year 2003. Of the 13% increase in worldwide revenues from fiscal year 2003 to fiscal year 2004, approximately 9 percentage points resulted from an increase in United States revenues and approximately 4 percentage points resulted from an increase in international revenues. Average selling prices for our devices increased in the United States by 22% and in international markets by about 17%, from fiscal year 2003 to fiscal year 2004. The larger increase in United States average selling prices is primarily the result of earlier penetration of the Treo 600 smartphone with United States carriers. The increase in average selling prices was partially offset by a decrease in net units sold. Net units sold remained relatively flat from fiscal year 2003 in the United States and decreased approximately 5% from fiscal year 2003 internationally. In addition, we experienced a 13% decline in accessories revenue internationally in fiscal year 2004 over fiscal year 2003, versus a 5% increase in the United States.

Total Cost of Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Cost of revenues	$676,791	71.3%	$624,980	74.6%	$51,811
Applicable portion of amortization of intangible assets and deferred stock-based compensation	574	—	899	0.1	(325)
Total cost of revenues	$677,365	71.3%	$625,879	74.7%	$51,486

'Total cost of revenues' is comprised of 'Cost of revenues' and the applicable portion of 'Amortization of intangible assets and deferred stock-based compensation' as shown in the table above. 'Cost of revenues' principally consists of material and transformation costs to manufacture our products, OS royalty expense, warranty and technical support costs, freight, scrap and rework costs, the cost of excess or obsolete inventory, and manufacturing overhead which includes manufacturing personnel related costs, depreciation, and allocated information technology and facilities costs. 'Cost of revenues' as a percentage of revenues decreased by 3.3% to 71.3% for fiscal year 2004 from 74.6% for fiscal year 2003. The decrease is primarily the result of (i) lower product costs as a percentage of revenues for the products introduced during fiscal year 2004 compared to products introduced during the prior year, representing a decrease of approximately 3.5 percentage points, (ii) favorable scrap and rework costs during fiscal year 2004 as a result of lower open box returns contributing an additional 1.2 percentage points and (iii) a reduced Palm OS royalty rate during the latter half of the year, as a result of our software license agreement with PalmSource, contributing approximately 0.5 percentage points. These were partially offset by an increase of approximately 1.6 percentage points due to warranty expenses related to our Treo 600 product.

The 'Amortization of intangible assets and deferred stock-based compensation' applicable to the cost of revenues decreased as a percentage of revenue and in absolute dollars in fiscal year 2004 primarily due to certain restricted stock awards becoming fully amortized during fiscal year 2003.

Sales and Marketing

	Years Ended May 31,				Increase/
	2004	% of Revenue	2003	% of Revenue	(Decrease)
	(dollars in thousands)				
Sales and marketing	$152,070	16.0%	$160,001	19.1%	$(7,931)

Sales and marketing expenses consist principally of advertising and marketing programs, salaries and benefits for sales and marketing personnel, sales commissions, travel expenses and allocated information technology and facilities costs. Sales and marketing expenses in fiscal year 2004 decreased approximately 5% from fiscal year 2003. The decrease in sales and marketing expenses as a percentage of revenues and in absolute dollars is primarily due to reduced spending in direct marketing and collateral and sales literature of approximately $10.7 million as a result of company-wide cost control measures. In addition, trade show and other marketing expense reductions accounted for approximately $2.9 million of the reduction and marketing development expenses with our retail customers decreased approximately $2.4 million. These decreases were partially offset by increased advertising costs of approximately $6.0 million, increased technical support costs of approximately $1.8 million, and increased personnel and related expenses of approximately $0.3 million primarily due to an increase in sales commissions, all directly related to our increased revenues.

Research and Development

	Years Ended May 31,				Increase/
	2004	% of Revenue	2003	% of Revenue	(Decrease)
	(dollars in thousands)				
Research and development	$69,367	7.3%	$70,175	8.4%	$(808)

Research and development expenses consist principally of employee related costs, third party development costs, program materials, depreciation and allocated information technology and facilities costs. Research and development expenses in fiscal year 2004 decreased approximately 1% from fiscal year 2003. The decrease in research and development expenses as a percentage of revenues in fiscal year 2004 is primarily due to increased revenues in fiscal year 2004 as compared to fiscal year 2003. The decrease in research and development in absolute dollars is primarily due to a $2.7 million decrease in personnel and related costs, including travel, and depreciation, reflecting cost controls and restructuring actions to better align our cost structure with our business operations. In addition, project materials decreased by approximately $1.4 million. These decreases were offset by non-recurring engineering costs related to our smartphone product of approximately $3.3 million.

General and Administrative

	Years Ended May 31,				Increase/
	2004	% of Revenue	2003	% of Revenue	(Decrease)
	(dollars in thousands)				
General and administrative	$37,323	3.9%	$37,307	4.5%	$16

General and administrative expenses consist of employee related costs, travel expenses and allocated information technology and facilities costs for finance, legal, human resources and executive functions, outside legal and accounting fees, provision for doubtful accounts and business insurance costs. The decrease in general and administrative expenses as a percentage of revenues in fiscal year 2004 is primarily due to increased revenues in fiscal year 2004 as compared to fiscal year 2003. The increase in absolute dollars is primarily comprised of an increase of $1.6 million due to increased legal, consulting and professional services offset by lower insurance premiums of approximately $0.6 million and a reduction in our provision for doubtful accounts of $1.0 million.

Amortization of Intangible Assets and Deferred Stock-Based Compensation

	Years Ended May 31,				Increase/
	2004	% of Revenue	2003	% of Revenue	(Decrease)
	(dollars in thousands)				
Amortization of intangible assets and deferred stock-based compensation	$9,751	1.0%	$3,266	0.4%	$6,485

The increase in amortization of intangible assets and deferred stock-based compensation in absolute dollars is primarily due to the acquisition of Handspring as of October 29, 2003, which resulted in the recording of certain intangible assets and deferred stock-based compensation for which $9.1 million of amortization was included in the year ended May 31, 2004. In fiscal year 2003, $1.1 million of amortization of intangible assets was recorded in connection with the ThinAirApps acquisition, prior to the impairment of those assets in the third quarter of fiscal year 2003. Amortization of deferred stock-based compensation not related to the Handspring acquisition was $0.6 million in fiscal year 2004 compared to $2.2 million in the prior fiscal year, a decrease of approximately $1.6 million, primarily due to certain restricted stock awards becoming fully amortized during fiscal year 2003.

Restructuring Charges

	Years Ended May 31,				Increase/
	2004	% of Revenue	2003	% of Revenue	(Decrease)
	(dollars in thousands)				
Restructuring charges	$8,432	0.9%	$37,300	4.5%	$(28,868)

Restructuring charges relate to the implementation of a series of actions to better align our expense structure with our revenues. Restructuring charges recorded during fiscal year 2004 consist of $8.9 million related to the restructuring actions taken during the first and third quarters of fiscal year 2004 less adjustments of $0.5 million related to restructuring actions taken in the third quarter of fiscal year 2003.

The fiscal year 2004 restructuring charges of $8.9 million consist of:

- the third quarter of fiscal year 2004 restructuring actions of $5.2 million consisting of severance, benefits and other costs related to workforce reductions, primarily in the United States and United Kingdom, of approximately 100 regular employees. As of May 31, 2004, approximately 95 of the employees have been terminated as a result of this restructuring and approximately $4.2 million has been paid in cash, primarily for severance and benefits. Upon completion of the restructuring action, estimated future savings are expected to be approximately $11.5 million per year.

- the first quarter of fiscal year 2004 restructuring actions of $3.7 million consisting of severance, benefits and other costs related to workforce reductions, primarily in the United States, of approximately 45 regular employees, facilities and property and equipment disposed of or removed from service and canceled projects. As of May 31, 2004, all of the headcount reductions have been completed. Approximately $1.5 million has been paid in cash for severance and benefits, $0.7 million has been paid in cash related to excess facilities and approximately $0.6 million has been paid in cash for cancelled projects. Upon completion of these restructuring actions, estimated future savings are expected to be approximately $6.1 million per year.

Restructuring charges taken in prior periods included:

- the third quarter of fiscal year 2003 restructuring actions consisted of charges related to workforce reductions of approximately $6.1 million, facilities and property and equipment disposed of or removed from service of $2.4 million and cancelled programs of $10.6 million. These restructuring actions relate to the implementation of a series of actions to better align our expense structure with our revenues. Workforce reductions relate to severance, benefits and related costs, of approximately 140 regular employees primarily in the United States. As of May 31, 2004, all of the headcount reductions have been completed. Cash payments of approximately $5.3 million related to workforce reductions, $1.5 million of excess facilities and property and equipment disposed of and $4.7 million related to discontinued project costs were made. During fiscal year 2004, net adjustments of approximately $0.5 million were recorded related to workforce reduction costs and excess facilities and equipment costs due to changes from the original estimate of the costs.
- the fourth quarter fiscal year 2002 restructuring charges related to workforce reductions across all geographic regions of approximately 90 regular employees, facilities and property and equipment that would be disposed of or removed from service in fiscal year 2003 and cancelled project costs. During the year ended May 31, 2003, we recorded restructuring adjustments totaling $1.4 million to reflect the changes in the estimated costs of certain actions from the original estimates. Cash payments of approximately $13.5 million were made related to this series of actions. All actions were complete as of May 31, 2003.
- the second quarter fiscal year 2002 restructuring actions related to workforce reductions across all geographic regions of approximately 210 regular employees, excess facilities and related costs for lease commitments for space no longer needed or intended for use. As of May 31, 2003, headcount reductions were complete. During the year ended May 31, 2003 we recorded restructuring adjustments totaling $1.5 million to reflect the changes in the estimated costs of certain actions from the original estimates.
- the fourth quarter fiscal year 2001 restructuring charges related to carrying and development costs related to the land on which we had previously planned to build our corporate headquarters, facilities costs related to lease commitments for space no longer intended for use, workforce reduction costs across all geographic regions of approximately 205 regular employees and discontinued project costs. As of May 31, 2003, headcount reductions were complete. During the year ended May 31, 2003, we recorded additional charges totaling $21.1 million due to further changes from the original estimate of the cost of the restructuring actions announced in the fourth quarter of fiscal year 2001 primarily due to changes in estimates of sublease income for excess facilities. The ability to realize sublease income is dependent on lease market conditions. The amount of estimated sublease income may be subject to change based upon developments in lease market conditions and other pertinent facts. As of May 31, 2004, the balance consists of lease commitments payable over seven and a half years, net of estimated sublease income, of $19.6 million.

Restructuring actions initiated in the third quarter of fiscal year 2004 are anticipated to be complete by the third quarter of fiscal year 2005. Restructuring actions initiated in the first quarter of fiscal year 2004, third quarter of fiscal year 2003 and the fourth quarter of fiscal year 2001 were substantially completed except for remaining contractual payments for excess facilities and project termination fees. Restructuring actions initiated in the second and fourth quarter of fiscal year 2002 are complete. We cannot assure you that our current estimates of the costs associated with these restructuring actions will not change during implementation.

Impairment Charges

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Impairment charges	$ —	— %	$102,540	12.2%	$(102,540)

In the third quarter of fiscal year 2003, we incurred an impairment charge of $102.5 million, including $100.0 million related to approximately 39 acres of land in San Jose, California owned by us. Market conditions for commercial real estate in the Silicon Valley have deteriorated since the land was acquired in May 2001, and during the third quarter of fiscal year 2003, we determined that we no longer expect to hold the land as long as would be required to realize the $160.0 million carrying value. As a result, we adjusted the carrying value to $60.0 million based upon the estimated fair value at February 2003. Additionally, a $2.5 million impairment charge was recorded in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, related to the core technology acquired as a result of the December 2001 business combination with ThinAirApps, Inc. The fair value of the core technology of ThinAirApps was determined using the discounted cash flow method, the ThinAirApps technology is no longer considered useful, and its carrying value is not considered to be recoverable.

Interest and Other Income (Expense), Net

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Interest and other income (expense), net	$(44)	— %	$3,005	0.4%	$(3,049)

Interest and other income (expense) in fiscal year 2004 primarily consisted of interest income on our cash, cash equivalents and short-term investments of $2.7 million and $2.4 million of proceeds from reimbursement for a legal settlement, offset by interest expense of $2.2 million, bank and other charges of $1.8 million and $1.1 million in legal settlements. Interest and other income (expense) in fiscal year 2003 primarily consisted of insurance proceeds of $12.7 million from a partial insurance settlement of a business interruption claim and interest income on our cash balances of $3.8 million primarily offset by interest expense of $2.6 million, bank charges, including amortization of financing activities and credit card fees, of $3.9 million, legal settlements of $4.1 million and impairment of equity investments of $2.7 million. Interest income decreased primarily as the result of lower cash, cash equivalent and short-term investment balances and reduced interest rates. Interest expense and bank and other charges decreased primarily due to a smaller and more cost effective credit facility.

Income Tax Provision (Benefit)

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Income tax provision (benefit)	$6,091	0.6%	$222,928	26.6%	$(216,837)

The income tax provision for fiscal year 2004 represented (148)% of pretax loss, which represents foreign income taxes. The income tax provision for fiscal year 2003 represented (114)% of pretax loss, reflecting a $219.6 million increase in the valuation allowance for deferred tax assets, first established in fiscal year 2002, as well as income taxes in foreign jurisdictions, which are not offset by operating loss carryforwards. As of the end of fiscal year 2002, palmOne had recorded a net deferred tax asset of $254.4 million. The realization of the net deferred tax asset was supported by certain identified tax strategies, involving the potential sale or transfer of appreciated assets, which were prudent, feasible and which management would implement, if necessary, to realize the related tax benefits before palmOne's net operating loss carryforwards expired. The identified tax strategies included the potential sale or transfer of certain identified business operations, consisting of our PalmSource subsidiary and our wireless access service operations, as well as the transfer of certain intellectual property from a foreign subsidiary to the United States, on a taxable basis. During the first quarter of fiscal year 2003, there was a significant decline in the value of these identified business operations and assets. In addition, our business plans had developed such that the potential sale or transfer of PalmSource and our wireless access service operations on a taxable basis were no longer feasible tax planning strategies. As a result, we increased our valuation allowance by $219.6 million to reflect these changes and to reduce the net deferred tax assets to $34.8 million, which is the amount supported by the value of our intellectual property transfer strategy which, as of that date and at the end of fiscal year 2004, continues to be prudent, feasible and one that management would implement, if necessary, to realize the related tax benefits before palmOne's net operating loss carryforwards expired. The net operating loss carryforwards, which are a significant component of the deferred tax assets of palmOne and which totaled $586 million at May 31, 2004, remain available for us to utilize against future profits.

Loss From Discontinued Operations

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Loss from discontinued operations	$(11,634)	(1.2)%	$(24,727)	(3.0)%	$13,093

Included in loss from discontinued operations are the results of operations of PalmSource through the October 28, 2003 distribution date and the historical consolidated separation costs incurred to affect the PalmSource distribution. Loss from PalmSource operations was $6.4 million for fiscal year 2004 and $15.4 million for fiscal year 2003. Historical consolidated separation costs were $5.2 million and $9.3 million for fiscal years 2004 and 2003, respectively.

Comparison of Fiscal Years Ended May 31, 2003 and 2002

Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Revenues	$837,637	100.0%	$1,004,388	100.0%	$(166,751)

Revenues for fiscal year 2003 decreased approximately 17% from fiscal year 2002. The decrease in revenues was primarily driven by a decline in unit shipments reflecting a continued weak economy in both the consumer and enterprise segments and a decline in the average selling price of our handheld devices reflective of a price sensitive and increasingly competitive market. The average selling price of our handheld devices decreased to approximately $174 per unit in fiscal year 2003 from approximately $192 per unit in fiscal year 2002, accounting for approximately 50% of the overall decrease in revenues. Net unit shipments of devices were 4.193 million device units in fiscal year 2003 compared to 4.445 million device units in fiscal year 2002, accounting for just under 30% of the decrease in revenues. Revenues from accessory sales were down by approximately $40.1 million, or 37%, from fiscal year 2002, reflective of a decrease in device sales and an increase in competition in the accessories business. These factors were partially offset by a decrease in the provision for product return reserves from 7.5% of revenue in fiscal year 2002 to 4.6% of revenue in fiscal year 2003. This decrease was primarily attributable to lower return rates from our channel partners for product returned to them by their end customers (open box returns) driven by a decrease in product defects and our channel partners developing alternative means for selling open box returns.

International revenues were approximately 41% of worldwide revenues in fiscal year 2003 compared with approximately 36% in fiscal year 2002. Of the 17% decline in worldwide revenues from fiscal year 2002 to fiscal year 2003, 15 percentage points resulted from a reduction in United States revenues and 2 percentage points resulted from a reduction in international revenues. The relatively smaller decline in international revenues accounts for international revenues providing for a larger share of worldwide revenues in fiscal year 2003 despite a reduction in absolute international revenues. Although average selling prices for our handheld devices declined similarly in both the United States and international markets by about 11% from fiscal year 2002 to fiscal year 2003, international revenues in absolute dollars declined by only 5% relative to the decline in United States revenues of 23%. The lower decline in international revenues came from an increase in handheld units sold internationally, (representing a 10% increase in fiscal year 2003 over fiscal year 2002, versus a 10% reduction in the United States), coupled with a lower decline in accessories revenue internationally (a 21% decline internationally in fiscal year 2003 over fiscal year 2002 versus a 44% decline in the United States). The international revenues reflected strong year over year performance in Europe with increased unit shipments and sell through to end users reflecting European market share gains.

Total Cost of Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Cost of revenues	$624,980	74.6%	$ 789,685	78.6%	$(164,705)
Cost of revenues—benefit for special excess inventory and related costs	—	—	(101,844)	(10.1)	101,844
Applicable portion of amortization of intangible assets and deferred stock—based compensation	899	0.1	3,693	0.4	(2,794)
Total cost of revenues	$625,879	74.7%	$ 691,534	68.9%	$ (65,655)

'Total cost of revenues' is comprised of 'Cost of revenues', 'Cost of revenues—benefit for special excess inventory and related costs' and the applicable portion of 'Amortization of intangible assets and deferred stock-based compensation' as shown in the table above. The decrease in 'cost of revenues' as a percentage of revenues in fiscal year 2003 was primarily due to improvement in component and product transformation costs of approximately 2.0 percentage points, reduced excess and obsolete costs of approximately 1.2 percentage points resulting from improved inventory management, and lower product warranty expenses of approximately 1.2 percentage points as a result of fewer than anticipated claims with respect to electro-static discharge issues related to certain products as well as lower repair costs per unit resulting from contract renegotiations and changes in third party repair vendors, partially offset by increased scrap and rework and manufacturing spending of approximately 1.6 percentage points.

In the fourth quarter of fiscal year 2001, we recorded an inventory related charge of $268.9 million, or 17.5% of revenues. During the first three quarters of fiscal year 2001, we were experiencing high growth rates and product supply constraints, including a limited supply of certain key components. As a result, we purchased inventory and made purchase commitments with third party suppliers in anticipation of the continuation of this trend. During the fourth quarter of fiscal year 2001, we experienced a sudden and significant decline in demand for our products. Revenues in the fourth quarter of fiscal year 2001 were $157.6 million compared to revenues of $463.3 million during the third quarter of fiscal year 2001. This rapid and unexpected decline in demand for handheld device products and in revenues resulted in us recording a charge totaling $268.9 million consisting of $144.3 million of excess inventory and related tooling costs and $124.6 million of non-cancelable inventory purchase commitments in excess of our forecasted needs. This excess inventory charge was calculated in accordance with palmOne's policy, which is based on inventory levels determined to be in excess of anticipated 12-month demand based upon our internal sales and marketing forecasts of product demand and inventory levels in the distribution channel. During fiscal year 2002, we experienced continued customer demand for the products that had been previously written off and settled the component purchase commitments for less than the original amount. Accordingly, during fiscal year 2002, we recognized a benefit of $101.8 million, or 10.1% of revenues, because we were able to sell approximately $83.0 million of inventory that had previously been written off and to realize approximately $18.8 million from the favorable settlement of non-cancelable component commitments. There were no similar benefits recognized in fiscal year 2003, as all excess inventory related to the fiscal year 2001 inventory charge had been sold or scrapped by the end of fiscal year 2002.

The 'Amortization of intangible assets and deferred stock-based compensation' applicable to the cost of revenues decreased as a percentage of revenue and in absolute dollars in fiscal year 2003 reflecting the costs incurred for the development and maintenance of the operating system (Palm OS) for the six months prior to December 3, 2001, the effective date of the software license agreement between palmOne and PalmSource.

Sales and Marketing

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Sales and marketing	$160,001	19.1%	$216,905	21.6%	$(56,904)

Sales and marketing expenses in fiscal year 2003 decreased approximately 26% from fiscal year 2002. The decrease in sales and marketing expenses as a percentage of revenues and in absolute dollars reflects decreased spending across all marketing areas. Sales and marketing expenses were significantly reduced during fiscal year 2003 as compared to fiscal year 2002 to better align our spending with current revenue levels. Advertising and branding expense reductions accounted for approximately $20.0 million, direct marketing, program and promotion reductions accounted for approximately $15.2 million, international marketing expense reductions accounted for approximately $6.8 million and trade show and other marketing expense reductions accounted for approximately $5.6 million of the decrease in sales and marketing expenses. Additionally, personnel and related expenses decreased by approximately $6.2 million and allocated information technology and facilities costs decreased by approximately $3.0 million primarily due to headcount reductions as a result of our restructuring actions and new lower cost facilities leases.

Research and Development

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Research and development	$70,175	8.4%	$91,057	9.1%	$(20,882)

Research and development expenses in fiscal year 2003 decreased approximately 23% from fiscal year 2002. Approximately $7.9 million of the decrease in research and development expenses was due to decreased third party development costs, as some of these costs are now incurred in cost of revenues consistent with our

ODM strategy and reduced program materials expenses. Approximately $6.7 million of the decrease is due to lower personnel related costs and consulting expenses. Personnel and related costs, including salaries and related benefits and travel, decreased primarily as a result of reduced headcount in fiscal year 2003 compared to fiscal year 2002 resulting from restructuring actions initiated to align our cost structure with our business operations.

General and Administrative

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
General and administrative	$37,307	4.5%	$43,373	4.3%	$(6,066)

annual report

General and administrative expenses in fiscal year 2003 decreased approximately 14% from fiscal year 2002. The increase in general and administrative expenses as a percentage of revenues in fiscal year 2003 is primarily due to decreased revenues in fiscal year 2003 as compared to fiscal year 2002. The decrease in absolute dollars was due to lower employee related expenses of approximately $5.4 million as a result of reduced headcount and lower legal and professional services expenses of approximately $5.3 million. These decreases in expenses were offset by an increased provision for doubtful accounts, of approximately $5.7 million. The provision for doubtful accounts was a charge of $0.9 million in fiscal year 2003 compared to a credit of $4.8 million in fiscal year 2002; this credit was due to collection of certain specifically reserved fiscal year 2001 receivables and the overall lower balance of gross accounts receivable at the end of fiscal year 2002. Headcount at the end of fiscal year 2003 decreased by approximately 23% compared to fiscal year 2002, resulting from restructuring actions initiated to align our cost structure with current revenue levels.

Amortization of Intangible Assets and Deferred Stock-Based Compensation

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Amortization of intangible assets and deferred stock-based compensation	$3,266	0.4%	$12,940	1.3%	$(9,674)

The decrease of $9.7 million of amortization of intangible assets and deferred stock-based compensation in fiscal year 2003 was the result of palmOne recognizing the cost for the development and maintenance of Palm OS, prior to the effective date of the software license agreement between palmOne and PalmSource of approximately $2.9 million during fiscal year 2002. Certain intangible assets became fully amortized or were impaired, resulting in a reduction of approximately $5.4 million as well as a $1.4 million reduction in deferred stock-based compensation amortization primarily due to certain restricted stock awards becoming fully amortized.

Restructuring Charges

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Restructuring charges	$37,300	4.5%	$44,561	4.4%	$(7,261)

Restructuring charges relate to the implementation of a series of actions to better align our expense structure with our revenues. Restructuring charges recorded during fiscal year 2003 consist of $19.1 million related to the restructuring actions taken during the third quarter of fiscal year 2003 plus $18.2 million of net adjustments related to restructuring actions taken in prior fiscal years.

The fiscal year 2003 restructuring charges of $19.1 million consist of:

- $6.1 million of severance, benefits and other costs related to workforce reductions, primarily in the United States, of approximately 140 regular employees. As of May 31, 2003, approximately 120 regular employees had been terminated as a result of this restructuring and approximately $4.6 million has been paid in cash, primarily for severance and benefits;
- $2.4 million related to facilities and property and equipment disposed of or removed from service, of which $0.1 million has been paid in cash; and
- $10.6 million related to programs that were cancelled, of which $4.7 million has been paid in cash.

Upon completion of these restructuring actions, estimated future savings are expected to be approximately $26.0 million per year consisting of savings of approximately $18.0 million related to workforce reductions, $2.0 million related to facilities rents and depreciation of property and equipment and $6.0 million related to programs which were cancelled.

Restructuring charges taken in prior periods included:

- the fourth quarter fiscal year 2002 restructuring charges related to workforce reductions across all geographic regions of approximately 90 regular employees, facilities and property and equipment that would be disposed of or removed from service in fiscal year 2003 and cancelled project costs. As of May 31, 2003, workforce reductions were complete. During the year ended May 31, 2003, we recorded restructuring adjustments totaling $1.4 million to reflect the changes in the estimated costs of certain actions from the original estimates.
- the second quarter fiscal year 2002 restructuring actions related to workforce reductions across all geographic regions of approximately 210 regular employees, excess facilities and related costs for lease commitments for space no longer needed or intended for use. As of May 31, 2003, headcount reductions were complete. During the year ended May 31, 2003, we recorded restructuring adjustments totaling $1.5 million to reflect the changes in the estimated costs of certain actions from the original estimates.
- the fourth quarter fiscal year 2001 restructuring charges related to carrying and development costs related to the land on which we had previously planned to build our corporate headquarters, facilities costs related to lease commitments for space no longer intended for use, workforce reduction costs across all geographic regions of approximately 205 regular employees and discontinued project costs. As of May 31, 2003, headcount reductions were complete. During the year ended May 31, 2003, we recorded additional charges totaling $21.1 million due to further changes from the original estimate of the cost of the restructuring actions announced in the fourth quarter of fiscal year 2001 primarily due to changes in estimates of sublease income for excess facilities. The ability to realize sublease income is dependent on lease market conditions. The amount of estimated sublease income may be subject to change based upon developments in lease market conditions and other pertinent facts. As of May 31, 2003, the balance consists of lease commitments payable over nine years, net of estimated sublease income, of $13.8 million.

Cost reduction actions initiated in the third quarter of fiscal year 2003; second and fourth quarters of fiscal year 2002 and in the fourth quarter of fiscal year 2001 were substantially completed except for remaining rent payments related to excess facilities.

Impairment Charges

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Impairment charges	$102,540	12.2%	$—	— %	$102,540

In the third quarter of fiscal year 2003, we incurred an impairment charge of $102.5 million, including $100.0 million related to approximately 39 acres of land in San Jose, California owned by us. Market conditions for commercial real estate in the Silicon Valley have deteriorated since the land was acquired in May 2001, and during the third quarter of fiscal year 2003, we determined that we no longer expect to hold the land as long as would be required to realize the $160.0 million carrying value. As a result, we adjusted the carrying value to $60.0 million based upon the estimated fair value at February 2003. Additionally, a $2.5 million impairment charge was recorded in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, related to the core technology acquired as a result of the December 2001 business combination with ThinAirApps, Inc. The fair value of the core technology of ThinAirApps was determined using the discounted cash flow method, the ThinAirApps technology is no longer considered useful, and its carrying value is not considered to be recoverable.

annual report

Separation Costs

	Years Ended May 31,				Increase/
	2003	% of Revenue	2002	% of Revenue	(Decrease)
	(dollars in thousands)				
Separation costs	$—	— %	$275	— %	$(275)

Separation costs reflect costs related to separating our business from 3Com, such as consulting and professional fees.

Interest and Other Income (Expense), Net

	Years Ended May 31,				Increase/
	2003	% of Revenue	2002	% of Revenue	(Decrease)
	(dollars in thousands)				
Interest and other income (expense), net	$3,005	0.4%	$1,615	0.2%	$1,390

Interest and other income (expense) in fiscal year 2003 primarily consisted of insurance proceeds of $12.7 million from a partial insurance settlement of a business interruption claim and interest income on our cash balances of $3.8 million offset by interest expense of $2.6 million, bank charges, including amortization of financing activities and credit card fees, of $3.9 million, legal settlements of $4.1 million and impairment of equity investments of $2.7 million. Interest and other income (expense) for fiscal year 2002 primarily consisted of interest income on our cash balances of $9.2 million and insurance proceeds of $5.0 million from a partial insurance settlement of a business interruption claim offset by banking charges of $5.1 million, impairment of our investments in two privately-held companies of $5.1 million and interest expense of $1.8 million. Interest income decreased primarily as the result of lower cash balances and reduced interest rates on our investments. Bank charges decreased due to decreased credit card fees of $1.2 million. Interest expense increased reflective of a full year of interest on our subordinated convertible debt that was issued in the second quarter of fiscal year 2002.

Income Tax Provision (Benefit)

	Years Ended May 31,				Increase/
	2003	% of Revenue	2002	% of Revenue	(Decrease)
	(dollars in thousands)				
Income tax provision (benefit)	$222,928	26.6%	$(25,798)	(2.6)%	$248,726

The income tax provision for fiscal year 2003 represented (114)% of pretax loss, reflecting a $219.6 million increase in the valuation allowance for deferred tax assets, first established in fiscal year 2002, as well as income taxes in foreign jurisdictions, which are not offset by operating loss carryforwards. As of the end of fiscal year

2002, palmOne had recorded a net deferred tax asset of $254.4 million. The realization of the net deferred tax asset was supported by certain identified tax strategies, involving the potential sale or transfer of appreciated assets, which were prudent, feasible and which management would implement, if necessary, to realize the related tax benefits before palmOne's net operating loss carryforwards expired. The identified tax strategies included the potential sale or transfer of certain identified business operations, consisting of our PalmSource subsidiary and our wireless access service operations, as well as the transfer of certain intellectual property from a foreign subsidiary to the United States, on a taxable basis. During the first quarter of fiscal year 2003, there was a significant decline in the value of these identified business operations and assets. In addition, our business plans had developed such that the potential sale or transfer of PalmSource and our wireless access service operations on a taxable basis were no longer feasible tax planning strategies. As a result, we increased our valuation allowance by $219.6 million to reflect these changes and to reduce the net deferred tax assets to $34.8 million, which is the amount supported by the value of our intellectual property transfer strategy which, as of that date and at the end of fiscal year 2003, continues to be prudent, feasible and one that management would implement, if necessary, to realize the related tax benefits before palmOne's net operating loss carryforwards expired. The net operating loss carryforwards, which are a significant component of the deferred tax assets of palmOne and which totaled $562 million at May 31, 2003, remain available for us to utilize against future profits.

Loss From Discontinued Operations

	Years Ended May 31,				Increase/ (Decrease)
	2003	% of Revenue	2002	% of Revenue	
	(dollars in thousands)				
Loss from discontinued operations	$(24,727)	(3.0)%	$(17,017)	(1.7)%	$(7,710)

Included in loss from discontinued operations are the results of operations of PalmSource and the historical consolidated separation costs incurred to affect the PalmSource distribution. Loss from PalmSource operations was $15.4 million for fiscal year 2003 and $15.7 million for fiscal year 2002. Historical consolidated separation costs were $9.3 million and $1.3 million for fiscal years 2003 and 2002, respectively.

Liquidity and Capital Resources

Cash and cash equivalents at May 31, 2004 were $203.1 million, compared to $205.0 million at May 31, 2003. The decrease of $1.9 million in cash and cash equivalents was primarily attributable to our net loss from continuing operations of $10.2 million and our net purchase of short-term investments of $49.4 million partially offset by $37.0 million of proceeds from the issuance of our common stock to institutional investors under our universal shelf registration statement and proceeds of $19.4 million from employee stock plan activity. Additional changes in our cash and cash equivalents balances include a decrease in accrued restructuring and other accrued liabilities of $37.4 million reduced by non-cash charges of $31.5 million. In connection with investing activities, we used approximately $5.8 million to purchase property and equipment, which was partially offset by the $16.1 million we received in connection with the Handspring acquisition.

Net accounts receivables was $120.8 million at May 31, 2004, an increase of $24.0 million, or 25%, from $96.8 million at May 31, 2003. Days sales outstanding, or DSO, of receivables increased to 41 days at May 31, 2004 from 40 days at May 31, 2003. The increase in net accounts receivable was primarily due to an increase in revenues of approximately $50.2 million, or 23%, in the fourth quarter of fiscal year 2004 compared to the fourth quarter of fiscal year 2003.

The following is a summary of the contractual commitments associated with our debt and lease obligations, as well as our purchase commitments as of May 31, 2004 (in thousands):

	Years Ended May 31,						
	2005	2006	2007	2008	2009	Thereafter	Total
Operating lease commitments	$11,290	$ 7,181	$ 5,728	$5,795	$5,167	$12,452	$ 47,613
Capital lease commitments	149	—	—	—	—	—	149
Long-term convertible debt	—	—	35,000	—	—	—	35,000
Other debt obligations	800	800	800	533	—	—	2,933
Minimum purchase commitments:							
Patent and license	2,700	—	—	—	—	—	2,700
License and other fees due PalmSource	39,000	41,000	42,500	—	—	—	122,500
Total contractual commitments	$53,939	$48,981	$84,028	$6,328	$5,167	$12,452	$210,895

annual report

palmOne facilities are leased under operating leases that expire at various dates through September 2011.

In December 2001, palmOne issued a subordinated convertible note in the principal amount of $50.0 million to Texas Instruments. In connection with the PalmSource distribution on October 28, 2003, the note was canceled and divided into two separate obligations, palmOne retained $35.0 million and the remainder was assumed by PalmSource. The note bears interest at 5.0% per annum, is due in December 2006 and is convertible into palmOne common stock at an effective conversion price of $64.60 per share. palmOne may force a conversion at any time, provided its common stock has traded above $99.48 per share for a defined period of time. In the event palmOne distributes significant assets, palmOne may be required to repay a portion of the note. The note agreement defines certain events of default pursuant to which the full amount of the note plus interest could become due and payable.

In connection with the Handspring acquisition, palmOne assumed two notes with remaining principal amounts of $2.5 million and $0.8 million. The notes bear interest at 6% per annum and are payable in equal monthly installments through January 2007. As of May 31, 2004, the remaining principal amounts of the notes are $2.2 million and $0.7 million.

palmOne has a patent and license agreement with a third party vendor under which palmOne is committed to pay $2.7 million in fiscal year 2005.

palmOne has an agreement with PalmSource that grants palmOne certain licenses to develop, manufacture, test, maintain and support our products which incorporate PalmSource's operating systems. Under this agreement, palmOne has agreed to pay PalmSource license and royalty fees based upon net shipment revenue of its products which incorporate PalmSource's software, a source code license and maintenance and support fees. The source code license fee is $6.0 million paid in three equal annual installments in June 2003, June 2004 and June 2005. Annual maintenance and support fees are approximately $0.7 million per year. The agreement includes a total minimum annual royalty and license fee commitment of $39.0 million, $41.0 million and $42.5 million during each of the contract years in the period ending December 3, 2006.

palmOne utilizes contract manufacturers to build its products. These contract manufacturers acquire components and build product based on demand forecast information supplied by palmOne, which typically covers a rolling 12-month period. Consistent with industry practice, palmOne acquires inventories through a combination of formal purchase orders, supplier contracts and open orders based on projected demand information. Such formal and informal purchase commitments typically cover palmOne's forecasted component and manufacturing requirements for periods ranging from 30 to 90 days. As of May 31, 2004, palmOne's third party manufacturers had inventory on-hand and component purchase commitments related to the manufacture of palmOne products of approximately $198.6 million.

In August 2003, palmOne entered into a two-year, $30.0 million revolving credit line with Silicon Valley Bank, or SVB. The credit line is secured by assets of palmOne, including but not limited to, cash and cash equivalents, short-term investments, accounts receivable, inventory and property and equipment. The interest rate is equal to SVB's prime rate (4.0% at May 31, 2004) or, at palmOne's election subject to specific requirements, equal to LIBOR plus 1.75% (2.97% at May 31, 2004). The interest rate may vary based on fluctuations in market rates. palmOne is subject to a financial covenant requirement under this agreement to maintain cash on deposit in the United States of not less than $100.0 million. As of May 31, 2004 palmOne had used its credit line to support the issuance of letters of credit of $7.2 million.

In March 2002, we filed a universal shelf registration statement to give us the flexibility to sell up to $200 million of debt securities, common stock, preferred stock, depository shares and warrants in one or more offerings and in any combination thereof. The net proceeds from the sale of securities offered are intended for general corporate purposes, including to meet working capital needs and for capital expenditures. During August 2003, we sold 2.4 million shares of palmOne common stock under the shelf registration statement to institutional investors for net proceeds of approximately $37.0 million.

We denominate our sales to certain European customers in the Euro, in Pounds Sterling and in Swiss Francs. We also incur expenses in a variety of currencies. We hedge certain balance sheet exposures and intercompany balances against future movements in foreign currency exchange rates by using foreign exchange forward contracts. Gains and losses on the contracts are intended to offset foreign exchange gains or losses from the revaluation of assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Our foreign exchange forward contracts generally mature within 30 days. We do not intend to utilize derivative financial instruments for trading purposes.

Based on current plans and business conditions, we believe that our existing cash, cash equivalents and short-term investments will be sufficient to satisfy our anticipated cash requirements for at least the next 12 months. The net cash used by operating activities during fiscal year 2004 was approximately $13.1 million. We anticipate our May 31, 2004 total cash, cash equivalents and short-term investments balance of $252.5 million will satisfy our operational cash flow requirements over the next 12 months. Based on our current forecast, we do not anticipate any short-term or long-term liquidity deficiencies. We cannot be certain, however, that our underlying assumed levels of revenues and expenses will be accurate. If our operating results do not meet our expectations or if inventory, accounts receivable, other assets or litigation or other non-operating expenses require a greater use of cash than is currently anticipated, we could be required to seek additional funding through public or private financings or other arrangements. In such event, adequate funds may not be available when needed or may not be available on favorable terms, which could have a negative effect on our business and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

We currently maintain an investment portfolio consisting mainly of cash equivalents and short-term investments. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. The objectives of our investment activities are to maintain the safety of principal, assure sufficient liquidity and achieve appropriate returns. This is accomplished by investing in marketable investment grade securities, by capping the maturity of the security to less than two years and by limiting exposure to any one issue or issuer. We do not use derivative financial investments in our investment portfolio. Our cash equivalents are primarily debt securities with maturities of less than 90 days, and an immediate and uniform increase in market interest rates of 100 basis points from levels at May 31, 2004 would cause an immaterial decline in the fair value of our cash equivalents. Our short term investment portfolio primarily consists of debt securities with maturities of greater than 90 days but less than two years, and an immediate and uniform increase in market interest rates of 100 basis points from levels at May 31, 2004, would cause a decline of less than 2% in the fair market value of our short-term investment portfolio. We would expect our operating results or cash flows to be similarly affected by such a change in market interest rates.

Foreign Currency Exchange Risk

We denominate our sales to certain European customers in the Euro, in Pounds Sterling and in Swiss Francs. Expenses and other transactions are also incurred in a variety of currencies. We hedge certain balance sheet exposures and intercompany balances against future movements in foreign currency exchange rates by using foreign exchange forward contracts. Gains and losses on the contracts are intended to offset foreign exchange gains or losses from the revaluation of assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Our foreign exchange forward contracts generally mature within 30 days. We do not intend to utilize derivative financial instruments for trading purposes. Movements in currency exchange rates could cause variability in our revenues, expenses or interest and other income (expense).

FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of palmOne, Inc.:

We have audited the consolidated balance sheets of palmOne, Inc. and its subsidiaries ("the Company") as of May 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of palmOne, Inc. and its subsidiaries at May 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the consolidated financial statements give retroactive effect to the classification of PalmSource, Inc. as discontinued operations for all periods presented in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets*.

Deloitte & Touche LLP

San Jose, California
July 30, 2004

palmOne, Inc.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Years Ended May 31,		
	2004	2003	2002
Revenues	$949,654	$ 837,637	$1,004,388
Costs and operating expenses:			
Cost of revenues (*)	676,791	624,980	789,685
Cost of revenues—benefit for special excess inventory and related costs	—	—	(101,844)
Sales and marketing	152,070	160,001	216,905
Research and development	69,367	70,175	91,057
General and administrative	37,323	37,307	43,373
Amortization of intangible assets and deferred stock-based compensation (**)	9,751	3,266	12,940
Restructuring charges	8,432	37,300	44,561
Impairment charges	—	102,540	—
Separation costs	—	—	275
Total costs and operating expenses	953,734	1,035,569	1,096,952
Operating loss	(4,080)	(197,932)	(92,564)
Interest and other income (expense), net	(44)	3,005	1,615
Loss before income taxes	(4,124)	(194,927)	(90,949)
Income tax provision (benefit)	6,091	222,928	(25,798)
Loss from continuing operations	(10,215)	(417,855)	(65,151)
Loss from discontinued operations (net of taxes of $252, $2,070 and $61, respectively)	(11,634)	(24,727)	(17,017)
Net loss	$(21,849)	$ (442,582)	$ (82,168)
Net loss per share:			
Basic and diluted:			
Continuing operations	$ (0.26)	$ (14.38)	$ (2.28)
Discontinued operations	(0.29)	(0.85)	(0.59)
	$ (0.55)	$ (15.23)	$ (2.87)
Shares used in computing per share amounts:			
Basic and diluted	39,686	29,069	28,640

(*) Cost of revenues excludes the applicable portion of amortization of intangible assets and deferred stock-based compensation.

(**) Amortization of intangible assets and deferred stock-based compensation:

	2004	2003	2002
Cost of revenues	$ 574	$ 899	$ 3,693
Sales and marketing	7,906	704	1,231
Research and development	234	1,245	7,205
General and administrative	1,037	418	811
Total amortization of intangible assets and deferred stock-based compensation	$ 9,751	$ 3,266	$ 12,940

See notes to consolidated financial statements.

palmOne, Inc.

Consolidated Balance Sheets
(In thousands, except par value amounts)

	May 31, 2004	May 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 203,069	$ 204,967
Short-term investments	49,382	—
Accounts receivable, net of allowance for doubtful accounts of $8,317 and $4,635, respectively	120,757	96,784
Inventories	14,030	22,748
Investment for committed tenant improvements	7,197	—
Prepaids and other	8,067	9,039
Current assets of discontinued operations	—	37,485
Total current assets	402,502	371,023
Restricted investments	1,175	948
Land not in use	60,000	60,000
Property and equipment, net	19,425	31,204
Goodwill	257,363	13,815
Intangible assets, net	10,979	—
Deferred income taxes	34,800	34,800
Other assets	1,694	1,720
Non-current assets of discontinued operations	—	63,116
Total assets	$ 787,938	$ 576,626
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 112,772	$ 89,371
Accrued restructuring	27,156	34,886
Provision for committed tenant improvements	7,197	—
Other accrued liabilities	112,679	100,519
Current liabilties of discontinued operations	—	12,570
Total current liabilities	259,804	237,346
Non-current liabilities:		
Long-term convertible debt	35,000	35,000
Other non-current liabilities	1,600	165
Non-current liabilties of discontinued operations	—	48,329
Stockholders' equity:		
Preferred stock, $.001 par value, 125,000 shares authorized; outstanding: none	—	—
Common stock, $.001 par value, 2,000,000 shares authorized; outstanding: 47,032 shares and 29,230 shares, respectively	47	29
Additional paid-in capital	1,383,630	1,123,819
Unamortized deferred stock-based compensation	(1,995)	(508)
Accumulated deficit	(890,638)	(868,789)
Accumulated other comprehensive income	490	1,235
Total stockholders' equity	491,534	255,786
Total liabilities and stockholders' equity	$ 787,938	$ 576,626

See notes to consolidated financial statements.

palmOne, Inc.

Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock	Additional Paid-in Capital	Unamortized Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances, May 31, 2001	$ 28	$1,092,868	$(14,929)	$(344,039)	$ 224	$ 734,152
Components of comprehensive loss:						
Net loss	—	—	—	(82,168)	—	(82,168)
Net unrealized loss on available-for-sale investments	—	—	—	—	(573)	(573)
Recognized losses included in earnings	—	—	—	—	119	119
Accumulated translation adjustments	—	—	—	—	325	325
Total comprehensive loss	—	—	—	—	—	(82,297)
Common stock issued:						
Under stock plans, net	—	3,495	(1,166)	—	—	2,329
Private placements	—	959	—	—	—	959
Common stock issued and options assumed in conjunction with acquisitions	1	29,861	—	—	—	29,862
Stock-based compensation expense	—	12	5,831	—	—	5,843
Cancelled restricted stock grants related to terminated employees	—	(4,521)	4,521	—	—	—
Balances, May 31, 2002	29	1,122,674	(5,743)	(426,207)	95	690,848
Components of comprehensive loss:						
Net loss	—	—	—	(442,582)	—	(442,582)
Net unrealized loss on available-for-sale investments	—	—	—	—	(1,707)	(1,707)
Recognized losses included in earnings	—	—	—	—	1,747	1,747
Accumulated translation adjustments	—	—	—	—	1,100	1,100
Total comprehensive loss	—	—	—	—	—	(441,442)
Common stock issued under stock plans, net	—	3,104	(627)	—	—	2,477
Stock-based compensation expense	—	—	3,903	—	—	3,903
Cancelled restricted stock grants related to terminated employees	—	(1,959)	1,959	—	—	—
Balances, May 31, 2003	29	1,123,819	(508)	(868,789)	1,235	255,786
Components of comprehensive loss:						
Net loss	—	—	—	(21,849)	—	(21,849)
Net unrealized loss on available-for-sale investments	—	—	—	—	(442)	(442)
Accumulated translation adjustments	—	—	—	—	147	147
Total comprehensive loss	—	—	—	—	—	(22,144)
Common stock issued:						
Under stock plans, net	2	20,526	(1,096)	—	—	19,432
Private placements	2	37,013	—	—	—	37,015
Common stock issued and options assumed in conjunction with acquisition	14	237,223	(2,233)	—	—	235,004
Effect of distribution of PalmSource, Inc. shares	—	(34,589)	—	—	(450)	(35,039)
Stock-based compensation expense	—	442	1,038	—	—	1,480
Cancelled restricted stock and option grants related to terminated employees	—	(804)	804	—	—	—
Balances, May 31, 2004	$ 47	$1,383,630	$ (1,995)	$(890,638)	$ 490	$ 491,534

See notes to consolidated financial statements.

palmOne, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended May 31,		
	2004	2003	2002
Cash flows from operating activities:			
Loss from continuing operations	$ (10,215)	$(417,855)	$ (65,151)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:			
Depreciation	20,925	24,172	26,644
Amortization	10,603	4,547	11,354
Deferred income taxes	—	219,625	(7,581)
Impairment charges	—	102,540	—
Recognized loss on equity investments	—	3,747	5,110
Changes in assets and liabilities, net of effect of business combination:			
Accounts receivable	(13,759)	(34,391)	52,341
Inventories	12,768	32,256	52,496
Prepaids and other	3,403	7,654	(7,582)
Accounts payable	627	(6,452)	(137,257)
Accrued restructuring	(15,766)	3,094	5,801
Other accrued liabilities	(21,644)	6,234	(175,237)
Net cash used in operating activities	(13,058)	(54,829)	(239,062)
Cash flows from investing activities:			
Purchase of property and equipment	(5,776)	(8,156)	(15,433)
Purchase of equity investments	—	(1,000)	—
Acquisition of business, net of cash acquired	16,114	—	43
Cash distributions from / (advances) to PalmSource	(6,000)	819	(31,118)
Purchase of short-term investments	(124,061)	(9,841)	(17,970)
Sales/maturities of short-term investments	74,263	27,811	—
Purchase of restricted investments	(2,764)	(173)	(275)
Sales/maturities of restricted investments	2,937	—	—
Net cash provided by (used in) investing activities	(45,287)	9,460	(64,753)
Cash flows from financing activities:			
Proceeds from issuance of common stock	56,447	2,477	3,288
Issuance of convertible debt	—	—	35,000
Net cash provided by financing activities	56,447	2,477	38,288
Change in cash and cash equivalents	(1,898)	(42,892)	(265,527)
Cash and cash equivalents, beginning of period	204,967	247,859	513,386
Cash and cash equivalents, end of period	$ 203,069	$ 204,967	$ 247,859
Other cash flow information:			
Cash refund (paid) for income taxes	$ (3,779)	$ (2,808)	$ 16,137
Cash paid for interest	$ (2,572)	$ (2,696)	$ (147)
Non-cash investing and financing activities:			
Fair value of stock options and warrants assumed in business combination	$ 28,064	$ —	$ 255
Common stock issued for acquisition of businesses	$ 209,173	$ —	$ 29,607
Purchase of property and equipment through capital lease	$ —	$ —	$ 2,436

See notes to consolidated financial statements.

annual report

palmOne, Inc.

Notes to Consolidated Financial Statements

Note 1. Background and Basis of Presentation

palmOne, Inc. (formerly Palm, Inc.), or palmOne or the Company, develops, markets and sells a family of handheld computing and communications solutions.

palmOne was founded in 1992 as Palm Computing, Inc. It was acquired by U.S. Robotics Corporation in 1995 and sold its first handheld product in 1996, quickly establishing a leadership role in the handheld device industry. In 1997, 3Com Corporation, or 3Com, acquired U.S. Robotics. In 1999, 3Com announced the intent to separate the handheld device business from 3Com's business to form an independent company. In preparation for becoming an independent, publicly traded company, Palm Computing, Inc. changed its name to Palm, Inc., or Palm, and was reincorporated in Delaware in December 1999. Palm's legal separation from 3Com occurred on February 26, 2000, or Separation Date, at which time Palm began to operate independently from 3Com. In March 2000, approximately 6% of the shares of Palm common stock were sold in an initial public offering and concurrent private placements, and in July 2000, 3Com distributed the remaining shares of Palm common stock it owned, approximately 94% of Palm's common stock then outstanding, to 3Com's stockholders.

In December 2001, the Company formed PalmSource, Inc., a stand-alone subsidiary for its operating system, or OS, business, and subsequently announced its intent to establish PalmSource, Inc., or PalmSource, as an independent, publicly traded company. On October 28, 2003, the Company's stockholders formally approved a plan to spin-off the Company's OS platform and licensing business through the distribution of all of the shares it owned of its majority-owned subsidiary, PalmSource, and acquire Handspring, Inc., or Handspring. Immediately following the transaction, Palm, Inc. changed its name to palmOne, Inc. and we refer to the Company as palmOne throughout the financial statements. The Company completed the spin-off by issuing approximately 0.3098 of a share of PalmSource common stock for each share of Palm common stock outstanding as of October 28, 2003. The distribution of the shares of PalmSource common stock was intended to be tax-free to palmOne and its stockholders. As a result of the distribution, the Company's historical consolidated financial statements have been retroactively adjusted to account for PalmSource as discontinued operations for all periods presented in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of loss have not changed from the amounts reported previously. Unless otherwise indicated, the Notes to Consolidated Financial Statements relate to the Company's continuing operations (See Note 3 to consolidated financial statements). Immediately following the PalmSource distribution, palmOne acquired Handspring through a merger transaction between Handspring and a wholly-owned subsidiary of palmOne. In the Handspring acquisition, the stockholders of Handspring received 0.09 of a share of palmOne common stock for each share of Handspring common stock held (an aggregate of approximately 13.6 million shares of palmOne common stock). Commencing with the date of acquisition, October 29, 2003, the Handspring assets acquired and liabilities assumed, as well as the results of Handspring's operations are included in our consolidated financial statements. (See Note 4 to consolidated financial statements).

Prior to the spin-off of PalmSource and the acquisition of Handspring, the Company's business comprised two reporting segments: the Solutions Group business and the PalmSource business. As a result of the PalmSource distribution, the PalmSource reporting segment was eliminated as of the quarter ended November 30, 2003. The continuing business of palmOne operates in one reportable segment which develops, designs and markets handheld computing and communication devices and related accessories, services and software.

On October 15, 2002, palmOne effected a one-for-twenty reverse stock split. All share and per share information herein reflect this reverse stock split.

Note 2. Significant Accounting Policies

Fiscal Year

palmOne's 52-53 week fiscal year ends on the Friday nearest to May 31. Fiscal years 2004, 2003 and 2002 each contained 52 weeks. For presentation purposes, the periods have been presented as ending on May 31.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in palmOne's consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in the Company's balance sheets and the amounts of revenues and expenses reported for each of its fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for rebates, price protection, product returns, allowance for doubtful accounts, warranty and technical service costs, royalties, land not in use, goodwill and intangible asset impairments, restructurings, inventory and income taxes. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of palmOne and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported net loss.

Cash Equivalents and Short-Term Investments

Cash equivalents are highly liquid debt investments acquired with remaining maturities of three months or less. Short-term investments are debt investments acquired with maturities greater than 90 days and less than two years. While palmOne's intent is to hold debt securities to maturity, consistent with SFAS No. 115, *Accounting for Certain Investments In Debt and Equity Securities*, palmOne has classified all debt securities as available-for-sale. Such securities are recorded at market value using the specific identification method with unrealized gains and losses included as a component of other comprehensive income. The cost of securities sold is based on the specific identification method. Premiums and discounts are amortized over the period from acquisition to maturity and are included in interest and other income (expense), along with interest and dividends.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on palmOne's assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable.

Concentration of Credit Risk

Financial instruments which potentially subject palmOne to credit risk consist of cash, cash equivalents and short-term investments which are invested in highly liquid instruments in accordance with palmOne's investment policy. palmOne sells the majority of its products through distributors, retailers, resellers and wireless carriers.

While a significant portion of palmOne's accounts receivable is concentrated with a few customers as shown below, generally credit risk is diversified due to the number of entities comprising palmOne's customer base and their dispersion across different geographic locations throughout the world. palmOne generally sells on open account and performs periodic credit evaluations of its customers' financial condition.

The following individual customers accounted for 10% or more of total revenue from continuing operations for the years ended May 31, 2004, 2003 and 2002:

	Years Ended May 31,		
	2004	2003	2002
Ingram Micro	15%	19%	17%
Tech Data	7%	9%	10%

The following individual customers accounted for 10% or more of total accounts receivable:

	May 31,	
	2004	2003
Ingram Micro	17%	22%
Tech Data	8%	12%

Inventories

Inventory purchases and purchase commitments are based upon forecasts of future demand. palmOne values its inventory at the lower of standard cost (which approximates first-in, first-out cost) or market. If palmOne believes that demand no longer allows it to sell its inventory above cost, or at all, then palmOne writes down that inventory to market or writes off excess inventory levels.

Investments for Committed Tenant Improvements

Investments for committed tenant improvements consist of money market funds. These investments are carried at cost, which approximates fair value, and are restricted as to withdrawal to satisfy the corresponding obligation, provision for committed tenant improvements. Investments for committed tenant improvements are held in brokerage accounts in palmOne's name.

Restricted Investments

Restricted investments consist of U.S. government obligations and certificates of deposit with maturities of three months or less. These investments are carried at cost, which approximates fair value, and are restricted as to withdrawal. Restricted investments are held in brokerage accounts in palmOne's name.

Land, Property and Equipment

Property and equipment are stated at cost. Costs related to internal use software are capitalized in accordance with AICPA Statement of Position, or SOP, No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Depreciation and amortization are computed over the shorter of the estimated useful lives, lease or license terms on a straight-line basis (generally three to five years). Land not in use is held at cost reduced by impairment charges recorded as the result of declines in market value. (See Note 7 to consolidated financial statements.)

Goodwill and Intangible Assets

palmOne evaluates the recoverability of goodwill annually, or more frequently if impairment indicators arise, as required under SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within the Company's single reporting segment. A goodwill impairment loss is recorded for any goodwill that is determined to be impaired. Under SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets*, intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized for an intangible asset to the extent that the asset's carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management's best estimates using appropriate assumptions and projections at the time.

Software Development Costs

Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized. palmOne believes its current process for developing software is essentially completed concurrent with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

Equity Investments

Investments in equity securities with readily available fair values are considered available-for-sale and recorded at cost with subsequent unrealized gains or losses included as a component of other comprehensive income (loss). Investments in equity securities whose fair values are not readily available and for which palmOne does not have the ability to exercise significant influence over the investee's operating and financial policies are recorded at cost. palmOne evaluates its investments in equity securities on a regular basis and records an impairment charge to other interest income (expense) when the decline in the fair value below the cost basis is judged to be other-than-temporary.

Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* and AICPA SOP No. 97-2, *Software Revenue Recognition*, as amended. palmOne recognizes revenues from sales of handheld computing and communication devices under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided that collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, revenue is reduced based on palmOne's estimates of liability related to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the channel and other related factors. The estimates and reserves for rebates and price protection are based on specific programs, expected usage and historical experience.

Revenue from software arrangements with end-users is recognized upon delivery of the software, provided that collection is determined to be probable and no significant obligations remain. Deferred revenue is recorded for post contract support and any other future deliverables, and is recognized over the support period or as the elements of the agreement are delivered. Vendor specific objective evidence of the fair value of the elements contained in software arrangements is based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the marketplace within six months of the initial determination of the price by management.

Revenue from wireless Internet access service subscriptions is recognized over the service period.

Advertising

Advertising costs are expensed as incurred and were $63.0 million, $66.9 million and $100.6 million for fiscal years 2004, 2003 and 2002, respectively. Included within total advertising costs are marketing development funds paid to channel customers for which palmOne receives identifiable benefits whose fair value can be reasonably estimated and which are expensed in the period the related revenue is recognized.

Warranty Costs

palmOne accrues for warranty costs based on historical rates of repair as a percentage of shipment levels and the expected repair cost per unit, service policies and specific known warranty issues.

Restructuring Costs

Effective for calendar year 2003, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which supersedes Emerging Issues Task Force, or EITF, Issue No. 94-3, *Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*, palmOne records liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue No. 94-3, palmOne accrued for restructuring costs when it made a commitment to a firm exit plan that specifically identified all significant actions to be taken. palmOne records initial restructuring charges based on assumptions and related estimates it deems appropriate for the economic environment at the time these estimates are made. palmOne reassesses restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and records new restructuring accruals as liabilities are incurred.

Separation Costs

Separation costs reflect costs, such as consulting and professional fees, related to palmOne's separation from 3Com. Costs related to the separation of PalmSource are included in discontinued operations.

Income Taxes

Income tax expense (benefit) for the years ended May 31, 2004, 2003 and 2002 is based on pre-tax financial accounting income or loss. Prior to October 29, 2003, palmOne's consolidated federal, state and foreign income tax returns included the operating results of PalmSource. Deferred tax assets represent temporary differences that will result in deductible amounts in future years, including net operating loss carryforwards. A valuation allowance reduces deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. The carrying value of palmOne's net deferred tax assets assumes that it is more likely than not that palmOne will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value.

Foreign Currency Translation

For non-U.S. subsidiaries with their local currency as their functional currency, assets and liabilities are translated to U.S. dollars, monthly, at exchange rates as of the balance sheet date, and revenues, expenses, gains and losses are translated, monthly, at average exchange rates during the period. Resulting foreign currency translation adjustments are included as a component of other comprehensive income.

For palmOne entities with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are translated to U.S. dollars at the year-end exchange rates except for inventories, prepaid expenses, and property and equipment, which are translated at historical exchange rates.

Derivative Instruments

palmOne conducts business on a global basis in several currencies. As such, palmOne is exposed to movements in foreign currency exchange rates. palmOne enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on foreign currency receivables, investments, and payables. Gains and losses on the contracts offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets, investments, and liabilities denominated in currencies other than the functional currency of the reporting entity. palmOne's foreign exchange forward contracts relate to current assets and liabilities and generally mature within 30 days. palmOne did not hold derivative financial instruments for trading purposes during the years ended May 31, 2004, 2003 and 2002.

Stock-Based Compensation

palmOne has employee stock plans, which are described more fully in Note 13 to consolidated financial statements. The Company accounts for its employee stock plans under the intrinsic value method prescribed by Accounting Principles Board Opinion, or APB, No. 25, *Accounting for Stock Issued to Employees*, and Financial Accounting Standards Board Interpretation, or FIN, No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25)*, and has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. palmOne accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and related guidance.

Under APB No. 25, the Company generally recognizes no compensation expense with respect to shares issued under its employee stock purchase plan and options granted to employees under its stock option plan, collectively called "options." Concurrently, the Company's stock option plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to vesting restrictions, and for which compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period.

annual report

Pursuant to FIN No. 44, options assumed in a purchase business combination are valued at the date of acquisition at their fair value calculated using the Black-Scholes option valuation model. The fair value of the assumed options is included as part of the purchase price. The intrinsic value attributable to the unvested options is recorded as unearned stock-based compensation and amortized over the remaining vesting period of the related options.

The following table illustrates the effect on net loss and net loss per share if palmOne had elected to recognize stock-based compensation expense based on the fair value of the options granted to employees at the date of grant as prescribed by SFAS No. 123. As a result of the PalmSource distribution, to preserve the intrinsic value of palmOne's employee stock options, the exercise prices and the number of shares underlying the options were adjusted in accordance with the methodology set forth in FIN No. 44. For the purposes of this pro forma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods, using the multiple option approach.

	Years Ended May 31,		
	2004 (2)	**2003**	**2002**
	(in thousands, except per share amounts)		
Net loss, as reported	$(21,849)	$(442,582)	$ (82,168)
Add: Stock based compensation included in reported net loss, net of related tax effects (1)	3,227	3,903	5,843
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects (1)	(22,767)	(41,758)	(110,441)
Pro forma net loss	$(41,389)	$(480,437)	$(186,766)
Net loss per share, as reported—basic and diluted	$ (0.55)	$ (15.23)	$ (2.87)
Pro forma net loss per share—basic and diluted	$ (1.04)	$ (16.53)	$ (6.52)

(1) Amounts include compensation related to options held by PalmSource employees through the distribution date.

(2) Stock-based compensation expense determined under fair value method for fiscal year 2004 includes amortization related to options cancelled in connection with the option exchange program initiated on March 1, 2004. See Note 13 to consolidated financial statements.

SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because options held by palmOne employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options. See Note 13 to consolidated financial statements for a discussion of the assumptions used in the option valuation model and estimated fair value for employee stock options.

Net Loss Per Share

Basic loss from continuing operations, loss from discontinued operations and net loss per share is calculated based on the weighted average shares of common stock outstanding during the period, excluding shares of restricted stock subject to repurchase. Diluted loss from continuing operations, loss from discontinued operations and net loss per share is calculated based on the weighted average shares of common stock outstanding excluding shares subject to repurchase, because the effect of restricted stock subject to repurchase and stock options and warrants outstanding, calculated using the treasury stock method, would have been anti-dilutive. For the years ended May 31, 2004, 2003 and 2002, approximately 1,569,000, 54,000 and 15,000 common equivalent shares were excluded from the computations of diluted loss from continuing operations, diluted loss from discontinued operations and diluted net loss per share, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net loss plus net unrealized loss on investments, recognized losses included in earnings and accumulated foreign currency translation adjustments and is presented in the statement of stockholders' equity.

Effects of Recent Accounting Pronouncements

In November 2003, the EITF reached an interim consensus on Issue No. 03-01, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* to require additional disclosure requirements for securities classified as available-for-sale or held-to-maturity for fiscal years ending after December 15, 2003. Those additional disclosures have been incorporated into the notes to consolidated financial statements. In March 2004, the EITF reached a final consensus on this Issue, to provide additional guidance which companies must follow in determining whether investment securities have an impairment which should be considered other-than-temporary. The guidance is applicable for reporting periods after June 15, 2004. palmOne does not expect the adoption under the final consensus would have a significant impact on the carrying value of its investments at May 31, 2004.

In January 2003, the Financial Accounting Standards Board, or FASB, issued FIN No. 46, *Consolidation of Variable Interest Entities* and a revised interpretation of FIN No. 46R in December 2003. These require an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also require majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors (if any) do not have a controlling financial interest or whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from the other parties. palmOne adopted FIN No. 46 as of September 1, 2003, and the adoption of this interpretation did not have an impact on the Company's historical financial position or results of operations. palmOne does not expect the adoption of FIN No. 46R to have an impact on the Company's historical financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. SFAS No. 149 also amends the definition of an underlying to conform it to language used in FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions. palmOne adopted SFAS No. 149 as of June 1, 2003, and the adoption of this statement did not have an impact on the Company's historical financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. palmOne adopted SFAS No. 150 as of June 1, 2003, and the adoption of this statement did not have an impact on the Company's historical financial position or results of operations.

Note 3. Discontinued Operations

On October 28, 2003, the Company's stockholders formally approved a plan that included the PalmSource distribution and the Handspring acquisition. Accordingly, the historical consolidated financial statements of palmOne have been retroactively adjusted to account for PalmSource as discontinued operations for all periods presented in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The discontinued operations data reflects the historical assets and liabilities, results of operations and cash flows of PalmSource, the Palm OS platform and licensing business segment of palmOne, as of and during each respective period presented. No gain or loss was recorded as a result of the PalmSource distribution.

Loss from discontinued operations included PalmSource net revenues of $11.1 million, $34.3 million and $26.4 million for the years ended May 31, 2004, 2003 and 2002, respectively. For fiscal years 2004, 2003 and 2002, PalmSource net revenues include $2.2 million, $11.2 million and $5.3 million respectively, from Sony Corporation, a minority stockholder of PalmSource. Also included in loss from discontinued operations are allocated corporate expenses and historical consolidated separation costs that cease after the PalmSource distribution of $5.2 million, $9.3 million and $1.5 million for the years ended May 31, 2004, 2003 and 2002, respectively.

Upon the PalmSource distribution, palmOne contributed an additional $6.0 million of cash, forgave a $20.0 million intercompany note receivable and assigned $15.0 million of its convertible note to PalmSource. The net assets of PalmSource disposed of as of October 28, 2003 and reported as discontinued operations as of May 31, 2003 were (in thousands):

	October 28, 2003	May 31, 2003
Cash and cash equivalents	$ 33,834	$ 37,465
Other current assets	7,688	20
Property and equipment, net	2,907	3,418
Goodwill	54,970	54,970
Intangible assets, net	267	976
Other assets	2,750	3,752
Current liabilities	(26,087)	(12,570)
Deferred revenue and other liabilities	(12,290)	(13,329)
Long-term convertible debt	(15,000)	(15,000)
Redeemable convertible preferred stock	(20,000)	(20,000)
Net assets of discontinued operations	$ 29,039	$ 39,702

Note 4. Business Combinations

On October 29, 2003, palmOne acquired Handspring, a leading provider of smartphones and communicators, exchanging 0.09 of a share of palmOne common stock for each outstanding share of Handspring common stock and assuming outstanding options and warrants to purchase Handspring common stock based on this same exchange ratio. The goal of the Handspring acquisition was to enhance palmOne's competitive position in the wireless handheld market and strengthen relationships with wireless carriers, allowing the Company to broaden its product offering, distribution channels and achieve certain cost synergies. palmOne derived the exchange ratio for the acquisition based on an arm's length negotiation. The Handspring acquisition resulted in the issuance of approximately 13.6 million shares of palmOne common stock. The purchase price of $249.9 million is comprised of: (a) approximately $209.2 million representing the fair value of palmOne common stock issued to former Handspring stockholders, (b) $28.0 million representing the estimated fair value of Handspring options and warrants assumed using the Black-Scholes option valuation methodology, (c) $6.5 million of direct transaction costs and (d) $6.2 million of other liabilities directly related to the acquisition.

The fair value of the palmOne common stock issued was determined using a per share price of $15.4060 per share based upon the closing prices of palmOne common stock within a range of trading days beginning with the first trading day subsequent to the PalmSource distribution (October 29, 2003—November 4, 2003).

The fair value of the vested options, unvested options and warrants assumed were valued using the Black-Scholes option valuation model with the following weighted average assumptions:

	Vested Options	Unvested Options	Warrants
Weighted average assumptions:			
Risk-free interest rate	1.3%	2.4%	3.2%
Volatility	100%	100%	100%
Options term (in years)	1.00	3.00	4.25
Dividend yield	0.0%	0.0%	0.0%

The $6.2 million of other liabilities directly related to the Handspring acquisition includes $1.8 million related to workforce reductions primarily in the United States, of approximately 50 Handspring employees, $3.7 million related to Handspring facilities not intended for use for palmOne operations and therefore considered excess, and $0.7 million related to other miscellaneous charges incurred as a result of the acquisition which will not benefit palmOne in the future. As of May 31, 2004, the Company adjusted the initial estimate of liabilities directly related to the acquisition as a result of greater costs than originally estimated for employee termination benefits and costs to exit certain facilities. All adjustments have been recorded as a net increase in goodwill. As of May 31, 2004, the workforce reductions were substantially complete.

Accrued liabilities recognized in connection with the Handspring acquisition consist of (in thousands):

	Initial Liability Recognized at October 29, 2003	Cash Payments	Adjustments	Balance at May 31, 2004
Workforce reduction costs	$1,805	$(2,029)	$ 244	$ 20
Excess facilities costs	3,689	(2,065)	1,913	3,537
Other	660	(673)	13	—
	$6,154	$(4,767)	$2,170	$3,557

The Handspring acquisition was accounted for as a purchase pursuant to SFAS No. 141, *Business Combinations*. Pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill related to the acquisition is not amortized and is tested at least annually for impairment. The goodwill for the Handspring acquisition is not deductible for tax purposes. The consolidated financial statements of palmOne include the operating results of the acquired Handspring business from the date of acquisition.

The purchase price of this business combination was allocated to tangible assets net of assumed liabilities and to identifiable intangible assets based on the valuation, generally using a discounted cash flow approach, of contracts and customer relationships, customer backlog, product technology, trademarks and non-compete covenants as follows (in thousands):

	Amortization Period	Amount
Net tangible assets:		
Current assets		$ 40,591
Property and equipment		3,370
Other assets		15,403
Total assets acquired		59,364
Total liabilities assumed		(72,870)
Net liabilities assumed		(13,506)
Deferred stock-based compensation		2,233
Goodwill		241,512
Intangible assets:		
Contracts and customer relationships	24 months	11,900
Customer backlog	4 months	4,200
Product technology	24 months	1,800
Trademarks	24 months	1,400
Non-compete covenants	24 months	400
Total purchase price		$249,939

Certain adjustments were made to goodwill subsequent to the acquisition date and are described in Note 9 to the consolidated financial statements.

The following unaudited pro forma financial information presents the combined results of operations of palmOne and Handspring as if the Handspring acquisition had occurred as of the beginning of the periods presented. Due to different historical fiscal period ends for palmOne and Handspring, the pro forma results combine the results of palmOne with the historical results of Handspring as follows:

palmOne Reporting Period	Handspring Period Included in Pro Forma Data
Year Ended May 31, 2004	June 1, 2003—October 28, 2003 *
Year Ended May 31, 2003	Year Ended June 30, 2003
Year Ended May 31, 2002	Year Ended June 30, 2002

* Results from operations of the former Handspring business are included in palmOne results of operations since the date of acquisition (October 29, 2003).

This unaudited pro forma financial information includes adjustments of $3.6 million, $12.9 million and $12.9 million for the years ended May 31, 2004, 2003 and 2002, reflecting amortization of purchased intangible assets and deferred stock based-compensation that would have been recorded if the acquisition had occurred at the beginning of each of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of palmOne that would have been reported had the acquisition been completed as of the beginning of each of the periods presented, and should not be taken as representative of the future consolidated results of operations or financial condition of palmOne. Unaudited pro forma results for the years ended May 31, 2004, 2003 and 2002 were (in thousands):

	Years Ended May 31,		
	2004	2003	2002
Pro forma revenues	$985,734	$ 984,893	$1,245,039
Pro forma net loss	$ (50,438)	$(586,583)	$ (186,700)
Pro forma net loss per share, basic and diluted	$ (1.27)	$ (13.75)	$ (4.42)
Shares used in computing per share amounts, basic and diluted	39,686	42,646	42,217

In December 2001, palmOne completed its acquisition of ThinAirApps, Inc., or ThinAirApps. The total purchase price of $19.7 million consisted of $18.6 million of palmOne common stock (262,519 shares issued based on the average stock price for the five trading days ended on December 17, 2001), $0.3 million of stock options assumed and $0.8 million of direct transaction costs. ThinAirApps was a privately—held, New York-based developer of software enabling secure wireless access to corporate email and other critical enterprise data. As a result of the acquisition, palmOne expected to benefit from the licensing of ThinAirApps' software technology and the addition of engineers to the Solutions Group business segment, in addition to possibly integrating ThinAirApps' technology into future versions of palmOne's products to enhance secure wireless access capabilities. Intangible assets were being amortized over periods ranging from two to four years. This transaction was accounted for as a purchase pursuant to SFAS No. 141, *Business Combinations*. The goodwill for this acquisition is not deductible for tax purposes. During the third quarter of fiscal year 2003, palmOne recorded an impairment charge of $2.5 million, pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, related to the core technology acquired from ThinAirApps.

The original purchase price was allocated based on the valuation, generally using a discounted cash flow approach, of purchased core technology as follows (in thousands):

	ThinAir Apps
Core technology	$ 3,810
Net tangible assets	468
Deferred tax liability	1,565
Goodwill	13,815
Purchase price	$19,658

In November 2001 and March 2001, palmOne completed its purchase of specified assets of Be Incorporated and the acquisition of peanutpress.com, Inc., respectively, which were considered part of the PalmSource business segment. The assets acquired and liabilities assumed in connection with this purchase and acquisition have been reclassified and are included, as applicable, in non current assets from discontinued operations as of May 31, 2003. (See Note 3 to consolidated financial statements.)

Note 5. Cash and Available-for-Sale and Restricted Investments

The Company's cash and available-for-sale and restricted investments are as follows (in thousands):

	May 31, 2004			May 31, 2003		
	Adjusted Cost	Unrealized Loss	Carrying Value	Adjusted Cost	Unrealized Loss	Carrying Value
Cash	$ 47,934	$ —	$ 47,934	$ 30,394	$ —	$ 30,394
Cash equivalents:						
Money market funds	50,635	—	50,635	37,673	—	37,673
State and local government obligations	12,000	—	12,000	93,900	—	93,900
Corporate notes/bonds	80,500	—	80,500	33,000	—	33,000
Foreign corporate notes/bonds	12,000	—	12,000	10,000	—	10,000
	155,135	—	155,135	174,573	—	174,573
Total cash and cash equivalents	$203,069	$ —	$203,069	$204,967	$ —	$204,967
Short-term investments:						
Federal government obligations	$ 30,495	$(174)	$ 30,321	$ —	$ —	$ —
Corporate notes/bonds	17,908	(105)	17,803	—	—	—
Foreign corporate notes/bonds	1,263	(5)	1,258	—	—	—
	$ 49,666	$(284)	$ 49,382	$ —	$ —	$ —
Equity investments in publicly traded companies	$ 273	$(151)	$ 122	$ 253	$ —	$ 253
Investment for committed tenant improvements, money market funds	$ 7,197	$ —	$ 7,197	$ —	$ —	$ —
Restricted investments:						
U.S. government agency obligations	$ —	$ —	$ —	$ 173	$ —	$ 173
Certificates of deposit	1,175	—	1,175	775	—	775
	$ 1,175	$ —	$ 1,175	$ 948	$ —	$ 948

palmOne's unrealized loss positions are less than twelve months in age.

Note 6. Inventories

Inventories consist of the following (in thousands):

	May 31,	
	2004	2003
Finished goods	$12,219	$16,835
Work in process and raw materials	1,811	5,913
	$14,030	$22,748

Note 7. Land Not in Use

Land not in use, approximately 39 acres located in San Jose, California, was land on which palmOne had previously planned to build its new corporate headquarters. At the initiation of a seven-year master lease agreement during the second quarter of fiscal year 2001, the lessor acquired the land for palmOne's future headquarters. Due to the uncertain economic environment and changes to its business, in the fourth quarter of fiscal year 2001, palmOne decided not to go forward with the lease commitment or construction of the future

annual report

headquarters facility. Pursuant to the terms of the master lease agreement, upon termination of the agreement, palmOne was required to exercise its option to purchase the land from the lessor at the lessor's full initial purchase price. As a result, in the fourth quarter of fiscal year 2001, palmOne incurred an impairment charge of $59.0 million related to the land, consisting of the difference in the value of the land at that date and palmOne's purchase price. The land was classified as held for sale as of May 31, 2001 but ceased to be actively marketed during fiscal year 2002 and was reclassified as land not in use. During the third quarter of the year ended May 31, 2003, palmOne incurred an additional impairment charge of $100.0 million related to the land. Market conditions for commercial real estate in the Silicon Valley had further deteriorated since the land was acquired in May 2001 and the Company determined that it would not expect to hold the land as long as would be required to realize a $160.0 million carrying value. As a result the Company reviewed the carrying value of the land for impairment. Accordingly, palmOne has adjusted the carrying value of the land to its fair market value at February 2003 of $60.0 million. The Company currently has no plans to sell the land within the next twelve months.

Note 8. Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	May 31,	
	2004	**2003**
Equipment and internal use software	$ 80,902	$ 81,676
Leasehold improvements	1,690	3,687
Furniture and fixtures	3,098	3,789
Total	85,690	89,152
Accumulated depreciation and amortization	(66,265)	(57,948)
	$ 19,425	$ 31,204

Note 9. Goodwill

palmOne adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, as of the first day of fiscal year 2002. As defined by SFAS No. 142, upon adoption the Company identified two reporting units (the Solutions Group and PalmSource) and allocated goodwill to each unit. During the year ended May 31, 2003, the assets, including goodwill, of $1,276,000, related to Palm's email software for the Palm OS operating system that were previously included in Solutions Group were contributed to PalmSource, which is classified as discontinued operations. During the fourth quarter of fiscal years 2004 and 2003, palmOne completed its annual impairment test, and there was no impairment indicated.

In connection with the ThinAirApps acquisition, goodwill acquired during 2002 was $13.8 million. As of May 31, 2003 the balance remained at $13.8 million.

Changes in the carrying amount of goodwill are (in thousands):

Balances, May 31, 2003	$ 13,815
Acquisition of Handspring	241,512
Goodwill adjustments	2,036
Balances, May 31, 2004	$257,363

Goodwill adjustments primarily consist of approximately $2.2 million and are the result of adjustments to the initial estimate of liabilities directly related to the Handspring acquisition as a result of greater costs than originally estimated for employee termination benefits and costs to exit certain facilities. The Company will continue to evaluate goodwill and adjust the purchase price as necessary for changes in estimated royalty obligations, pre-acquisition litigation and estimated deferred tax assets associated with the Handspring acquisition.

Note 10. Intangible Assets

Intangible assets consist of the following (in thousands):

		May 31, 2004			May 31, 2003			
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Impairment Charges	Net
Contracts and customer relationships	24 months	$11,900	$(3,471)	$ 8,429	$ —	$ —	$ —	$ —
Customer backlog	4 months	4,200	(4,200)	—	—	—	—	—
Product technology	24 months	1,800	(525)	1,275	3,810	(1,270)	(2,540)	—
Trademarks	24 months	1,400	(408)	992	—	—	—	—
Non-compete covenants	24 months	400	(117)	283	11,829	(11,829)	—	—
		$19,700	$(8,721)	$10,979	$15,639	$(13,099)	$(2,540)	$ —

annual report

The net book value of the intangible assets of PalmSource has been reclassified and is included in net assets from discontinued operations as of May 31, 2003. (See Note 3 to consolidated financial statements).

During the third quarter of fiscal year 2003, palmOne recorded an impairment charge of $2.5 million, pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, related to the core technology acquired from ThinAirApps. The core technology is no longer considered useful, and its carrying value is not considered to be recoverable. The fair value of the core technology was determined using the discounted cash flow method.

Note 11. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	May 31,	
	2004	2003
Payroll and related expenses	$ 13,717	$ 10,241
Rebates	11,096	16,051
Product warranty	27,839	17,911
Other	60,027	56,316
	$112,679	$100,519

Note 12. Commitments

Certain palmOne facilities are leased under operating leases. Leases expire at various dates through September 2011, and certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property.

Future minimum lease payments, including facilities vacated as part of restructuring activities, are as follows (in thousands):

Years Ended May 31,	Operating	Capital
2005	$11,290	$149
2006	7,181	—
2007	5,728	—
2008	5,795	—
2009	5,167	—
Thereafter	12,452	—
	$47,613	149
Amount related to interest		(1)
Capital lease obligation		$148

Rent expense was $6.1 million, $8.6 million and $21.9 million for fiscal years 2004, 2003 and 2002, respectively. In conjunction with its restructuring activities, the Company is attempting to sublease certain excess space, the proceeds from which would partially offset the Company's future minimum lease commitments. Future minimum lease receivables under subleases are as follows (in thousands):

Years Ended May 31,	
2005	$ 2,216
2006	2,421
2007	2,485
2008	2,514
2009	2,661
Thereafter	6,101
	$18,398

The estimated sublease income is not deducted from the above table of future minimum lease payments. Sublease income was approximately $0.3 million, $0.4 million and $0.2 million for fiscal years 2004, 2003 and 2002, respectively.

In December 2001, palmOne issued a subordinated convertible note in the principal amount of $50.0 million to Texas Instruments. In connection with the PalmSource distribution on October 28, 2003, the note was canceled and divided into two separate obligations, palmOne retained $35.0 million and the remainder was assumed by PalmSource. The note bears interest at 5.0% per annum, is due in December 2006 and is convertible into palmOne common stock at an effective conversion price of $64.60 per share. palmOne may force a conversion at any time, provided its common stock has traded above $99.48 per share for a defined period of time. In the event palmOne distributes significant assets, palmOne may be required to repay a portion of the note. The note agreement defines certain events of default pursuant to which the full amount of the note plus interest could become due and payable.

In connection with the Handspring acquisition, palmOne assumed two notes with remaining principal amounts of $2.5 million and $0.8 million. The notes bear interest at 6% per annum and are payable in equal monthly installments through January 2007. As of May 31, 2004, the remaining principal amounts of the notes are $2.2 million and $0.7 million.

palmOne has a patent and license agreement with a third party vendor under which palmOne is committed to pay $2.7 million in fiscal year 2005.

palmOne has an agreement with PalmSource that grants palmOne certain licenses to develop, manufacture, test, maintain and support its products which incorporate PalmSource's operating systems. Under this agreement, palmOne has agreed to pay PalmSource license and royalty fees based upon net shipment revenue of its products which incorporate PalmSource's software, a source code license and maintenance and support fees. The source code license fee is $6.0 million paid in three equal annual installments in June 2003, June 2004 and June 2005. Annual maintenance and support fees are approximately $0.7 million per year. The agreement includes a total minimum annual royalty and license fee commitment of $39.0 million, $41.0 million and $42.5 million during each of the contract years in the period ending December 3, 2006.

palmOne utilizes contract manufacturers to build its products. These contract manufacturers acquire components and build product based on demand forecast information supplied by palmOne, which typically covers a rolling 12-month period. Consistent with industry practice, palmOne acquires inventories through a combination of formal purchase orders, supplier contracts and open orders based on projected demand information. Such formal and informal purchase commitments typically cover palmOne's forecasted component and manufacturing requirements for periods ranging from 30 to 90 days. As of May 31, 2004, palmOne's third party manufacturers had inventory on-hand and component purchase commitments related to the manufacture of palmOne products of approximately $198.6 million.

In August 2003, palmOne entered into a two-year, $30.0 million revolving credit line with Silicon Valley Bank, or SVB. The credit line is secured by assets of palmOne, including but not limited to cash and cash equivalents, short-term investments, accounts receivable, inventory and property and equipment. The interest rate is equal to SVB's prime rate (4.0% at May 31, 2004) or, at palmOne's election subject to specific requirements, equal to LIBOR plus 1.75% (2.97% at May 31, 2004). The interest rate may vary based on fluctuations in market rates. palmOne is subject to a financial covenant requirement under this agreement to maintain cash on deposit in the United States of not less than $100.0 million. As of May 31, 2004 palmOne had used its credit line to support the issuance of letters of credit of $7.2 million.

As part of the agreements with 3Com relating to palmOne's separation from 3Com, palmOne agreed to assume liabilities arising out of the Xerox, E-Pass Technologies and Connelly litigation and to indemnify 3Com for any damages it may incur related to these cases. (See Note 17 to consolidated financial statements.)

As part of the agreements with PalmSource relating to the PalmSource distribution, palmOne agreed to assume liabilities arising out of the Xerox litigation and to indemnify PalmSource and PalmSource's licensees if any claim is brought against either of them alleging infringement of the Xerox patent by covered operating system versions for any damages it may incur related to this case. (See Note 17 to consolidated financial statements.)

Under the indemnification provisions of palmOne's standard reseller agreements and software license agreements, palmOne agrees to defend the reseller/licensee against third party claims asserting infringement by palmOne's products of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the reseller/licensee.

palmOne's product warranty accrual reflects management's best estimate of probable liability under its product warranties. Management determines the warranty liability based on historical rates of usage as a percentage of shipment levels and the expected repair cost per unit, service policies and specific known issues.

Changes in the product warranty accrual are (in thousands):

	Years Ended May 31,	
	2004	2003
Balance at beginning of period	$ 17,911	$ 30,008
Payments made	(37,241)	(39,626)
Balance assumed in Handspring acquisition	6,037	—
Accrual related to product sold during the period	35,870	40,414
Change in estimated liability for pre-existing warranties	5,262	(12,885)
Balance at end of period	$ 27,839	$ 17,911

Note 13: Stockholders' Equity

Preferred Stock

palmOne's Board of Directors has the authority to issue up to 125,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of ownership. No shares of preferred stock were outstanding at May 31, 2004 and 2003.

Stockholder Rights Plan

In November 2000, the Board of Directors approved a preferred stock rights agreement and issued a dividend of one right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each share of common stock outstanding as of November 6, 2000. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers, and certain business combination transactions of palmOne.

Employee Stock Purchase Plan

palmOne has an employee stock purchase plan under which eligible employees can contribute up to 10% of their compensation, as defined in the plan, towards the purchase of shares of palmOne common stock at a price of 85% of the lower of the fair market value at the beginning of the offering period or the end of each six-month purchase period. As of May 31, 2004, approximately 3,010,000 shares of palmOne common stock have been reserved for issuance under the employee stock purchase plan. The employee stock purchase plan provides for annual increases on the first day of each fiscal year in the number of shares available for issuance equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, or approximately 740,000 shares, or a lesser amount as may be determined by the Board of Directors. During the years ended May 31, 2004, 2003 and 2002, palmOne issued approximately 292,000 shares, 231,000 shares and 107,000 shares, respectively, under the employee stock purchase plan. At May 31, 2004, approximately 2,344,000 shares were available for issuance under this plan, which increased to approximately 3,084,000 shares on June 1, 2004 pursuant to the annual plan increase previously described.

Stock Option Plans

palmOne has a stock option plan under which options to purchase shares of common stock may be granted to employees, directors and consultants. Options are generally granted at not less than the fair market value at date of grant, typically vest over a one- to four-year period and expire ten years after the date of grant. palmOne's stock option plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to vesting restrictions. For restricted stock awards, compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period. During the years ended May 31, 2004, 2003 and 2002, palmOne recognized compensation expense of $793,000, $3,309,000, and $4,865,000, respectively, related to palmOne restricted stock grants. As of May 31, 2004, 8,502,000 shares of common stock have been reserved for issuance under the stock option plan. The stock option plan provides for annual increases on the first day of each fiscal year in the number of shares available for issuance equal to 5% of the outstanding shares of common stock on the first day of the fiscal year or a lesser amount as may be determined by the Board of Directors. At May 31, 2004, approximately 2,376,000 shares of common stock were available for grant under this plan, which increased to 4,728,000 shares on June 1, 2004 pursuant to the annual plan increase previously described.

palmOne also has various stock option plans assumed in connection with various mergers and acquisitions. Except for shares of palmOne common stock underlying the options outstanding, assumed at the time of acquisition, under these plans, there are no shares of palmOne common stock reserved under these plans, including shares for new grants. In the event that any such assumed option is not exercised, no further option to purchase shares of palmOne common stock will be issued in place of such unexercised option. However, palmOne has the authority, if necessary, to reserve additional shares of palmOne common stock under these plans to the extent such shares are necessary to effect an adjustment to maintain option value, including intrinsic value, of the outstanding options under these plans as had occurred as a result of the PalmSource distribution as described below.

Non-employee Director Stock Option Plan

Under the 2001 Stock Option Plan for Non-employee Directors, options to purchase common stock are granted to non-employee members of the Board of Directors at an exercise price equal to fair market value on the date of grant and typically vest over a 36-month period. As of May 31, 2004, 950,000 shares of common stock have been reserved for issuance under the director stock option plan and approximately 673,000 shares of common stock were available for grant. The Company also has an Amended and Restated 1999 Director Option Plan which remains in effect only with respect to outstanding options previously granted and under which no future grants of stock options will be made.

The following table summarizes the activity under all stock option plans (shares in thousands):

	Years Ended May 31,					
	2004 (1)		2003 (1)		2002 (1)	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,783	$76.92	3,331	$167.30	2,453	$329.03
Granted	3,932	$12.38	3,773	$ 9.80	2,301	$ 63.53
Assumed in connection with acquisitions	1,869	$12.69	—	$ —	2	$130.71
Exercised	(1,704)	$10.13	(26)	$ 9.05	(3)	$ 16.36
Cancelled	(3,748)	$96.38	(1,295)	$115.15	(1,422)	$278.61
Outstanding at end of year	6,132	$22.62	5,783	$ 76.92	3,331	$167.30
Exercisable at end of year	2,441	$37.10	2,686	$128.16	1,057	$236.59

(1) As a result of the PalmSource distribution, the exercise prices and number of shares underlying the options were adjusted and restated to preserve the intrinsic value.

Under the terms of the PalmSource distribution, optionholders who became employees of PalmSource had their options to purchase shares of palmOne stock cancelled. Those optionholders who remained employees of palmOne did not receive any rights to purchase stock in PalmSource. In order to preserve the intrinsic value of palmOne's employee stock options, the number of shares subject to stock options outstanding as of October 28, 2003 and their related exercise prices were adjusted in accordance with the methodology set forth in FIN No. 44. As a result, on October 28, 2003, outstanding options to purchase approximately 5.0 million shares of Palm, Inc. common stock were adjusted into options to purchase approximately 7.1 million shares of palmOne common stock. This includes options to purchase approximately 0.4 million shares of palmOne common stock held by PalmSource employees. Options held by PalmSource employees ceased vesting on October 28, 2003 and unexercised options held by PalmSource employees were cancelled on January 28, 2004.

On March 1, 2004, palmOne tendered an offer to exchange all unexercised options to purchase shares of palmOne's common stock that were held by eligible employees, whether vested or unvested, that had exercise prices equal to or greater than $20.00 per share, or the Eligible Options. Eligible employees included all persons who were employees of palmOne or one of its subsidiaries as of March 1, 2004 and who remained employees through the date on which the Eligible Options were cancelled, but did not include members of palmOne's Board of Directors or palmOne's Section 16 Officers (which term shall mean any persons who are required to file Forms 3, 4 or 5 with respect to palmOne's securities under the Securities Exchange Act of 1934, as amended). On March 30, 2004, options to purchase approximately 945,000 shares of palmOne common stock, having a weighted average exercise price of $164.15 per share, were cancelled. Accordingly, the Company expects to grant options to purchase approximately 630,000 shares of palmOne common stock on or after October 1, 2004 at an exercise price equal to the fair market value at the date of grant, the majority of which will vest over a 12-month period. Under the provisions of APB No. 25 no compensation expense has been, or will be, recognized in our consolidated statement of operations for the grant of the replacement options.

Information relating to stock options outstanding as of May 31, 2004 is as follows (shares in thousands):

	Outstanding			Exercisable	
Range of exercise prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price
$0.00 to $9.75	1,984	$ 7.07	7.3	1,090	$ 5.28
$9.76 to $11.25	2,560	$ 11.13	8.7	652	$ 11.10
$11.26 to $17.49	406	$ 14.07	8.6	115	$ 14.71
$17.50 to $19.99	464	$ 18.06	9.4	6	$ 17.74
$20.00 to $74.00	527	$ 44.49	7.4	398	$ 46.08
$74.01 to $823.05	191	$306.84	6.2	180	$318.87
$0.00 to $823.05	6,132	$ 22.62	8.1	2,441	$ 37.10

Warrants

In connection with the Handspring acquisition, palmOne assumed a warrant to purchase 810,000 shares of palmOne common stock at an exercise price of $12.12 per share. The warrant was exercisable as of May 31, 2004. See Note 4 to consolidated financial statements.

SFAS No. 123 Assumptions and Fair Value

The fair value of each option grant during the years ended May 31, 2004, 2003 and 2002 reported above in Note 2 to consolidated financial statements was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years Ended May 31,		
Assumptions applicable to stock options	2004	2003	2002
Risk-free interest rate	2.0%	2.4%	3.4%
Volatility	100%	100%	100%
Option term (in years)	2.9	3.1	2.5
Dividend yield	0.0%	0.0%	0.0%

	Years Ended May 31,		
Assumptions applicable to employee stock purchase plan	2004	2003	2002
Risk-free interest rate	2.1%	2.4%	3.4%
Volatility	99%	99%	97%
Option term (in years)	2.0	2.0	2.0
Dividend yield	0.0%	0.0%	0.0%

The weighted average estimated fair value of stock options granted during the years ended May 31, 2004, 2003 and 2002 was $8.00, $8.79, and $51.62 per share, respectively. The stock options granted during the year ended May 31, 2004 are comprised of stock options granted at not less than the fair market value at date of grant as well as stock options assumed in the Handspring acquisition granted at prices below and above the fair market value of palmOne's common stock at the acquisition date. Accordingly, the weighted average estimated fair value of stock options granted during the year ended May 31, 2004 granted above, at and below the fair market value on the date of grant was $11.77, $7.54 and $7.18 per share, respectively. The weighted average estimated fair value of shares granted under the employee stock purchase plan during the years ended May 31, 2004, 2003 and 2002 was $8.24, $14.73 and $32.10 per share, respectively.

Note 14. Income Taxes

The income tax provision (benefit) consists of the following (in thousands):

	Years Ended May 31,		
	2004	2003	2002
Current:			
Federal	$ —	$ —	$ (9,194)
State	435	386	(6,601)
Foreign	5,656	2,917	(2,422)
Total current	6,091	3,303	(18,217)
Deferred:			
Federal	—	172,823	(13,981)
State	—	46,090	964
Foreign	—	712	5,436
Total deferred	—	219,625	(7,581)
	$6,091	$222,928	$(25,798)

annual report

Loss before income taxes for the years ended May 31, 2004, 2003, and 2002 includes foreign subsidiary income (loss) of $22.7 million, $5.8 million and $(35.2) million, respectively.

The income tax (provision) benefit differs from the amount computed by applying the federal statutory income tax rate to income before income taxes as follows:

	Years Ended May 31,		
	2004	2003	2002
Tax computed at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal effect	(10.6)	0.2	4.1
Research tax credits	—	—	2.7
Acquired in-process technology and non-deductible goodwill	(4.0)	—	—
Differential in foreign tax rates on earnings (losses)	55.6	(1.6)	4.7
Valuation allowance	(236.8)	(140.9)	(15.7)
Other	13.1	(7.1)	(2.4)
	(147.7)%	(114.4)%	28.4%

The significant components of palmOne's deferred income tax assets are (in thousands):

	May 31,	
	2004	2003
Net operating loss carryforwards	$ 303,399	$ 192,425
Land impairment	62,994	62,994
Reserves not currently deductible for tax purposes	57,655	35,391
Tax credit carryforwards	17,187	16,622
Deferred expenses	7,755	3,072
Deferred revenue	1,706	1,863
Other	17,503	11,311
	468,199	323,678
Acquisition intangibles	(4,185)	—
Valuation allowance	(429,214)	(288,878)
	$ 34,800	$ 34,800

As of the end of fiscal year 2002, palmOne had recorded a net deferred tax asset of $254.4 million. The realization of the net deferred tax asset was supported by certain identified tax strategies, involving the potential sale or transfer of appreciated assets, which were prudent, feasible and which management would implement, if necessary, to realize the related tax benefits before palmOne's net operating loss carryforwards expired. The identified tax strategies included the potential sale or transfer of certain identified business operations, consisting of the Company's PalmSource, Inc. subsidiary and the Company's wireless access service operations, as well as the transfer of certain intellectual property from a foreign subsidiary to the United States, on a taxable basis. During the first quarter of fiscal year 2003, there was a significant decline in the value of these identified business operations and assets. In addition, the Company's business plans had developed such that the potential sale or transfer of PalmSource, Inc. and the wireless access service operations on a taxable basis were no longer feasible tax planning strategies. As a result, the Company recorded a tax provision of $219.6 million to increase its valuation allowances reflecting these changes and to reduce the net deferred tax assets to $34.8 million, which is the amount supported by the value of its intellectual property transfer strategy which, as of that date and at the end of fiscal year 2004, continues to be prudent, feasible and one that management would implement, if necessary, to realize the related tax benefits before palmOne's net operating loss carryforwards expired. The valuation allowance was reduced related to the discontinued operations of PalmSource while being increased as a result of the merger with Handspring and for operating losses incurred during fiscal year 2004. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of the valuation allowance.

As of May 31, 2004, palmOne has operating loss carryforwards for federal tax purposes totaling approximately $586 million, which expire in various years through fiscal year 2025. palmOne also has approximately $256 million of remaining operating loss carryforwards acquired through business combinations, which expire in various years between 2011 and 2025. In addition, palmOne has federal and state research and experimental credit carryforwards of approximately $10 million, which expire in various years between 2008 and 2025 and approximately $7 million of credits acquired through business combinations, which expire in various years between 2013 and 2025. When the net operating losses and tax credit carryforwards related to certain business combinations are utilized against future income, the tax benefit associated with the utilization will be reflected as a goodwill reduction and will not reduce tax expense.

As a result of the acquisition of Handspring, the Company experienced a change in our ownership of approximately 30%. If over a rolling three-year period, the cumulative change in our ownership exceeds 50%, the Company's ability to utilize its net operating losses to offset future taxable income may be limited. This would limit the net operating loss available to offset taxable income each year following the cumulative change in ownership over 50%.

Note 15. Restructuring Charges and Excess Inventory and Related Costs

Restructuring charges of $8.4 million recorded during fiscal year 2004 consist of $8.9 million related to the restructuring actions taken during the first and third quarters of fiscal year 2004 less adjustments of $0.5 million related to restructuring actions taken in the third quarter of fiscal year 2003.

The third quarter of fiscal year 2004 restructuring actions consisted of workforce reductions, in the United States and United Kingdom, of approximately 100 regular employees. Restructuring charges relate to the implementation of actions to streamline the Company consistent with its strategic plan. In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, restructuring costs are recorded as incurred. Restructuring charges for employee workforce reductions are recorded upon employee notification for employees whose required continuing service period is 60 days or less, and ratably over the employee's continuing service period for employees whose required continuing service period is greater than 60 days. As of May 31, 2004, approximately 95 regular employees have been terminated as a result of this restructuring.

Accrued liabilities related to the third quarter of fiscal year 2004 restructuring actions consist of (in thousands):

	Workforce Reduction Costs
Restructuring expense	$ 5,172
Cash payments	(4,175)
Write-offs	(289)
Balance, May 31, 2004	$ 708

annual report

Cost reduction actions initiated in the third quarter of fiscal year 2004 are expected to be substantially complete by the third quarter of fiscal year 2005.

The first quarter of fiscal year 2004 restructuring actions consisted of workforce reductions, primarily in the United States, of approximately 45 regular employees, facilities and property and equipment disposed of or removed from service and canceled projects. Restructuring charges relate to the implementation of a series of actions to adjust the business consistent with palmOne's future wireless plans. As of May 31, 2004, substantially all the headcount reductions have been completed.

Accrued liabilities related to the first quarter of fiscal year 2004 restructuring actions consist of (in thousands):

	Discontinued Project Costs	Excess Facilities and Equipment Costs	Workforce Reduction Costs	Total
Restructuring expense	$ 574	$1,515	$ 1,633	$ 3,722
Cash payments	(574)	(687)	(1,526)	(2,787)
Write-offs	—	(23)	(107)	(130)
Balances, May 31, 2004	$ —	$ 805	$ —	$ 805

Cost reduction actions initiated in the first quarter of fiscal year 2004 were substantially completed by the end of fiscal year 2004, except for remaining rent payments related to excess facilities.

The third quarter of fiscal year 2003 restructuring actions consisted of workforce reductions, primarily in the United States, of approximately 140 regular employees, facilities and property and equipment disposed of or removed from service and cancelled programs. Restructuring charges relate to the implementation of a series of actions to better align the Company's expense structure with its revenues. As of May 31, 2004, substantially all of the headcount reductions have been completed.

Accrued liabilities related to the third quarter of fiscal year 2003 restructuring actions consist of the following (in thousands):

	Discontinued Project Costs	Excess Facilities and Equipment Costs	Workforce Reduction Costs	Total
Restructuring expense	$10,577	$ 2,445	$ 6,085	$19,107
Cash payments	(4,700)	(106)	(4,580)	(9,386)
Fixed asset write-offs	(3,510)	(743)	(131)	(4,384)
Balances, May 31, 2003	2,367	1,596	1,374	5,337
Restructuring adjustments	—	155	(617)	(462)
Cash payments	—	(1,434)	(757)	(2,191)
Balances, May 31, 2004	$ 2,367	$ 317	$ —	$ 2,684

In the fourth quarter of fiscal year 2001, palmOne recorded restructuring charges which consisted of carrying and development costs related to the land on which palmOne had previously planned to build a headquarters facility, facilities costs related to lease commitments for space no longer intended for use, workforce reduction costs across all geographic regions and discontinued project costs. These workforce reductions affected approximately 205 regular employees and were completed during the year ended May 31, 2002. During fiscal year 2002, palmOne recorded charges totaling $7.8 million due to changes from the original estimate of the cost of these restructuring actions primarily as a result of a reduction in estimated sublease income. During the year ended May 31, 2003, palmOne recorded additional charges totaling $21.1 million due to further changes from the original estimate of the cost of the restructuring actions announced in the fourth quarter of fiscal year 2001 primarily due to changes in estimates of sublease income for excess facilities. The ability to realize sublease income is dependent on lease market conditions. The amount of estimated sublease income may be subject to change based upon developments in lease market conditions and other pertinent facts. As of May 31, 2004, the balance consists of lease commitments, payable over seven and a half years, offset by estimated net sublease proceeds of approximately $19.6 million.

Accrued liabilities related to the fourth quarter of fiscal year 2001 restructuring actions consist of the following (in thousands):

	Excess Facilities Costs	Workforce Reduction Costs	Total
Balances, May 31, 2002	$ 16,552	$ 325	$ 16,877
Restructuring adjustments	21,358	(284)	21,074
Cash payments	(8,361)	(41)	(8,402)
Balances, May 31, 2003	29,549	—	29,549
Cash payments	(10,147)	—	(10,147)
Balances, May 31, 2004	$ 19,402	$ —	$ 19,402

Restructuring actions initiated in the third quarter of fiscal year 2004 are anticipated to be complete by the third quarter of fiscal year 2005. Restructuring actions initiated in the first quarter of fiscal year 2004, third quarter of fiscal year 2003 and the fourth quarter of fiscal year 2001 were substantially completed except for remaining contractual payments for excess facilities and project termination fees. Restructuring actions initiated in the second and fourth quarters of fiscal year 2002 are complete. palmOne cannot be assured that current estimates of the costs associated with these restructuring actions will not change during the implementation period.

In the fourth quarter of fiscal year 2001, the Company recorded a $268.9 million inventory related charge, in addition to the restructuring charges described above. During the first three quarters of fiscal year 2001, the Company was experiencing high growth rates and product supply constraints, including limited supply of certain key components. As a result the Company purchased inventory and made purchase commitments with third party suppliers in anticipation of the continuation of this trend. During the fourth quarter of fiscal year 2001, the Company experienced a sudden and significant decline in demand for its products. Revenues in the fourth quarter of fiscal year 2001 were $157.6 million compared to revenues of $463.3 million during the third quarter of fiscal year 2001. This rapid and unexpected decline in demand for handheld device products and in revenues resulted in palmOne recording a charge totaling $268.9 million consisting of $144.3 million for excess inventory and related tooling costs and $124.6 million of non-cancelable inventory purchase commitments in excess of the Company's forecasted needs. This excess inventory charge was calculated in accordance with palmOne's policy, which is based on inventory levels determined to be in excess of anticipated 12-month demand based upon the Company's internal sales and marketing forecasts of product demand and inventory levels in the distribution channel. During fiscal year 2002, the Company experienced continued customer demand for the products that had been previously written off and settled the component purchase commitments for less than the original amount. Accordingly, during fiscal year 2002, the Company recognized a benefit of $101.8 million because it was able to sell approximately $83.0 million of inventory that had previously been written off and to realize approximately $18.8 million from the favorable settlement of non-cancelable component commitments.

Note 16. Employee Benefit Plan

Eligible palmOne employees may participate in palmOne's 401(k) Plan, or the Plan. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 22% of their annual compensation to the Plan each calendar year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for Company matching contributions as determined by the Board of Directors. palmOne matches 50% for each dollar on the first 6% of target income contributed by the employee. Employees become vested in palmOne matching contributions according to a three-year vesting schedule based on initial date of hire. palmOne's expense related to 401(k) matching contributions was $1.9 million, $1.6 million and $1.8 million for the years ended May 31, 2004, 2003 and 2002, respectively.

Note 17. Litigation

palmOne is a party to lawsuits in the normal course of its business. Litigation in general, and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. palmOne believes that it has defenses to the cases set forth below and is vigorously contesting these matters. palmOne is not currently able to estimate, with reasonable certainty, the possible loss, or range of loss, if any, from the cases listed below, and accordingly no provision for any potential loss which may result from the resolution of these matters has been recorded in the accompanying consolidated financial statements except with respect to those cases where preliminary settlement agreements have been reached. An unfavorable resolution of these lawsuits could materially adversely affect palmOne's business, results of operations or financial condition. (Although Palm, Inc. is now palmOne, Inc. and Handspring has been merged into palmOne, the pleadings in the pending litigation continue to use former company names, including Palm Computing, Inc., Palm, Inc. and Handspring, Inc.)

In April 1997, Xerox Corporation filed suit in the United States District Court for the Western District of New York. As a result of subsequent amendments, the case currently names as defendants 3Com Corporation, U.S. Robotics Corporation, U.S. Robotics Access Corp., Palm Computing, Inc., Palm, Inc., PalmSource, Inc., and palmOne Inc. The complaint alleges willful infringement of U.S. Patent No. 5,596,656 (the "'656 patent"), entitled "Unistrokes for Computerized Interpretation of Handwriting." The complaint seeks unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. In 2000, the District Court dismissed the case, ruling that the patent is not infringed by the Graffiti handwriting recognition system used in handheld computers using Palm's operating systems. Xerox appealed the dismissal to the United States Court of Appeals for the Federal Circuit ("CAFC"). On October 5, 2001, the CAFC affirmed-in-part, reversed-in-part and remanded the case to the District Court for further proceedings. On December 20, 2001, the District Court granted Xerox's motion for summary judgment that the patent is valid, enforceable and infringed. The defendants filed a Notice of Appeal on December 21, 2001. The CAFC remanded the case to the District Court for a determination on the issue of invalidity of the '656 patent. On May 21, 2004 the District Court granted palmOne's motion for summary judgment due to invalidity and denied Xerox's motion for summary judgment that the patent is not invalid. palmOne filed a motion for clarification of the ruling and Xerox moved the Court to vacate the ruling. Xerox also filed a notice of appeal which has been stayed pending further rulings by the District Court. If palmOne is not successful, palmOne might be liable to PalmSource's and/or its licensees if Xerox seeks to enforce its patents claims against PalmSource's licensees and other third parties. In connection with Palm's separation from 3Com palmOne may be required to indemnify and hold 3Com harmless for any damages or losses that may arise out of the Xerox litigation.

On February 28, 2000, E-Pass Technologies, Inc. filed suit against 3Com, Inc. in the United States District Court for the Southern District of New York and later filed, on March 6, 2000, an amended complaint against Palm and 3Com. The amended complaint alleges willful infringement of U.S. Patent No. 5,276,311, entitled "Method and Device for Simplifying the Use of Credit Cards, or the Like" and inducement to infringe the same patent. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patent in the future. The case was transferred to the United States District Court for the Northern District of California. On August 21, 2003, the CAFC issued a ruling reversing summary judgment motion in favor of Palm and remanded the case to the District Court for further proceedings. On February 9, 2004 E-Pass filed another lawsuit in the Northern District of California naming palmOne, Handspring and PalmSource as defendants. This second suit alleges infringement, contributory infringement and inducement of infringement of the same patent, but identifies additional products as infringing and seeks unspecified compensatory damages, treble damages and a permanent injunction against future infringement. The cases are in the claim construction phase. In connection with Palm's separation from 3Com palmOne may be required to indemnify and hold 3Com harmless for any damages or losses that may arise out of the E-Pass litigation.

On March 14, 2001, NCR Corporation filed suit against Palm and Handspring, Inc. in the United States District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 4,634,845 and 4,689,478, entitled, respectively, "Portable Personal Terminal for Use in a System for Handling Transactions" and "System for Handling Transactions Including a Portable Personal Terminal." The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patents in the future. On August 28, 2003, the District Court granted both Palm's and Handspring's motions for summary judgment, ruling that neither parties' products infringe the NCR patents, and denied NCR's motion. NCR appealed the ruling to the Court of Appeals for the Federal Circuit.

On June 19, 2001, DataQuill Limited filed suit against Handspring in the United States District Court for the Northern District of Illinois. The complaint alleges willful infringement of U.S. Patent 6,058,304 entitled "Data Entry System" and inducement of infringement of the same patent by certain Treo products. The complaint seeks unspecified compensatory and treble damages and attorneys' fees and to permanently enjoin future infringement. The case is expected to go to trial in 2004.

On January 23, 2003, Peer-to-Peer Systems LLC filed a complaint against Palm in the United States District Court for the District of Delaware. The complaint alleges infringement, contributory infringement, inducement of infringement of U.S. Patent No. 5,618,045 entitled "Interactive Multiple Player Game System and Method of Playing a Game Between at Least Two Players." The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendant from infringing the patent in the future. In May 2004 the parties reached a tentative settlement that is in the process of being documented and finalized. The terms of the settlement will result in a resolution which is not material to palmOne's financial position.

In June 2001, the first of several putative stockholder class action lawsuits was filed in United States District Court, Southern District of New York against certain of the underwriters for Palm's initial public offering, Palm and several of its officers. The complaints, which have been consolidated under the caption *In re Palm, Inc. Initial Public Offering Securities Litigation*, Case No. 01 CV 5613, assert that the prospectus from Palm's March 2, 2000 initial public offering failed to disclose certain alleged actions by the underwriters for the offering. The complaints allege claims against Palm and the officers under Sections 11 and 15 of the Securities Act of 1933, as amended. Certain of the complaints also allege claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. Similar complaints were filed against Handspring in August and September 2001 in regard to Handspring's June 2000 initial public offering. Other actions have been filed making similar allegations regarding the initial public offerings of more than 300 other companies. An amended consolidated complaint was filed in April 2002. The claims against the individual defendants have been dismissed without prejudice pursuant to an agreement with plaintiffs. The Court denied Palm's motion to dismiss. Special committees of both Palm's and Handspring's respective Boards of Directors approved a tentative settlement proposal from plaintiffs, which includes a guaranteed recovery to be paid by the issuer defendants' insurance carriers and an assignment of certain claims the issuers, including palmOne and Handspring, may have against the underwriters. There is no guarantee that the settlement will become final however, as it is subject to a number of conditions, including Court approval. The terms of the settlement will result in a resolution that is not material to palmOne's financial position.

On or about June 17 and 19, 2003, respectively, two putative class action lawsuits were filed in the Court of Chancery in the State of Delaware in and for the County of New Castle against Palm, Handspring and various officers and directors of Handspring. The cases are captioned *Goldhirsch v. Handspring, Inc., et. al*, and *Majarian v. Handspring, Inc., et. al.* The Majarian complaint was amended on or about June 23, 2003 to, among other things, delete certain previously named officer defendants. Both complaints allege that the officers and directors of Handspring breached their fiduciary duties to Handspring stockholders by, among other things, failing to undertake an appropriate evaluation of Handspring's net worth as a merger or acquisition candidate and failing to maximize Handspring stockholder value by not engaging in a meaningful auction of Handspring. The Majarian complaint also alleges, among other things, that the officers and directors of Handspring breached their fiduciary duties by failing to act independently so that the interests of Handspring's public stockholders would be protected and enhanced. Both complaints allege that Palm aided and abetted the alleged breaches of fiduciary duty of Handspring's officers and directors. Both complaints seek, among other things, a preliminary and permanent injunction against the transaction, a rescission of the transaction if it is consummated and unspecified damages. The Goldhirsch complaint also requests, among other things, that the Court order Handspring's officers and directors to take all necessary steps to maximize stockholder value, including open bidding and/or a market check. The cases were consolidated and a tentative settlement was reached in October 2003 subject to appropriate documentation, confirmatory discovery and Court approval. All preliminary steps to obtain Court approval have been completed and the parties are awaiting a hearing date.

On August 7, 2001, a purported consumer class action lawsuit was filed against Palm and 3Com in California Superior Court, San Francisco County, entitled *Connelly v. Palm and 3Com.* An amended complaint alleging breach of warranty and violation of California's Unfair Competition Law was filed and served on Palm on August 15, 2001. The amended complaint, filed on behalf of purchasers of Palm III, IIIc, V and Vx handhelds, alleges that certain Palm handhelds may cause damage to PC motherboards by permitting an electrical charge, or "floating voltage," from either the handheld or the cradle to be introduced into the PC via the serial and/or USB port on the PC due to a design defect in the Palm products. The complaint seeks restitution, rescission, damages, an injunction mandating corrective measures to protect against future damage as well as notifying users of potential harm. The parties engaged in mediation and reached settlement, which received preliminary Court approval in December 2003 and a hearing seeking final approval of the settlement is scheduled for September 30, 2004. The terms of the settlement will result in a resolution that is not material to palmOne's financial position.

In October 2002, a purported consumer class action lawsuit was filed against Palm in Illinois Circuit Court, Cook County entitled *Goldstein v. Palm.* The case alleges consumer fraud regarding Palm's representations that its m100, III, V, and VII handheld personal digital assistant, as sold, would provide wireless access to the Internet and email accounts, and would perform common business functions including data base management, custom form creation and viewing Microsoft Word and Excel documents, among other tasks. The case seeks unspecified actual damages and indemnification of certain costs. Following two successful motions to dismiss filed by Palm, Plaintiff filed a second amended complaint which Palm has moved to have dismissed in part.

On February 27, 2003, a purported consumer class action lawsuit was filed against Palm in California Superior Court, Santa Clara County entitled *Hemmingsen et al v. Palm, Inc.* The unverified complaint, filed on behalf of purchasers of Palm m515 handhelds, alleges that such handhelds fail at unacceptably high rates, and in particular that instant updating and synchronization of data with PCs often will not occur. The complaint further alleges that, upon learning of the problem, Palm did not perform proper corrective measures for individual customers as set forth in the product warranty, among other things. The complaint alleges that Palm's actions violate California's Unfair Competition Law and constitute a breach of warranty. The complaint seeks restitution, disgorgement, damages, an injunction mandating corrective measures including a full replacement program for all allegedly defective m515s or, alternatively mandating a refund to all purported class members of the full purchase price for their m515s and attorneys' fees. The parties have reached a settlement to which the Court gave preliminary approval in April 2004. A hearing seeking final approval of the settlement is scheduled for October 5, 2004. The terms of the settlement will result in a resolution that is not material to palmOne's financial position.

Note 18. Related Party Transactions

Transactions with 3Com Corporation

Subsequent to the date of separation of palmOne from 3Com, palmOne paid 3Com for certain leased facilities through the first quarter of fiscal year 2004 and for transitional services required while palmOne established its independent infrastructure, with transitional services being completed in the third quarter of fiscal year 2002. Amounts paid to 3Com under these agreements since the Separation Date were approximately $0.6 million, $15.3 million and $25.2 million for fiscal years 2004, 2003 and 2002, respectively.

A Tax Sharing Agreement allocates 3Com's and palmOne's responsibilities for certain tax matters. The agreement requires palmOne to pay 3Com for the incremental tax costs of palmOne's inclusion in consolidated, combined or unitary tax returns with affiliated corporations. The agreement also provides for compensation or reimbursement as appropriate to reflect re-determinations of palmOne's tax liability for periods during which palmOne joined in filing consolidated, combined or unitary tax returns with affiliated corporations.

Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, palmOne could be required to pay a deficiency in the group's federal income tax liability for a period during which palmOne was a member of the group even if the Tax Sharing Agreement allocates that liability to 3Com or another member.

Effective as of the date of separation of palmOne from 3Com, subject to specified exceptions, palmOne and 3Com each released the other from any liabilities arising from their respective businesses or contracts, as well as liabilities arising from a breach of the separation agreement or any ancillary agreement.

Transactions with PalmSource

palmOne's Chairman of the Board, Eric Benhamou, is also the Chairman of the Board of PalmSource. In December 2001, palmOne entered into a software license agreement with PalmSource which was amended and restated in June 2003. The agreement includes a minimum annual royalty and license commitment of $39.0 million, $41.0 million and $42.5 million during each of the contract years in the period ending December 3, 2006. Under the software license agreement, palmOne incurred expenses of $39.5 million, $38.9 million and $21.4 million during the years ended May 31, 2004, 2003 and 2002, respectively.

Subsequent to the date of separation of PalmSource from palmOne, PalmSource will continue to pay palmOne for certain transitional services. During the year ended May 31, 2004, palmOne recognized $0.4 million for these transitional services.

Upon the PalmSource distribution, palmOne contributed an additional $6.0 million of cash, forgave a $20.0 million intercompany note receivable and assigned $15.0 million of its convertible note to PalmSource.

As part of the agreements with PalmSource relating to the PalmSource distribution, palmOne agreed to assume liabilities arising out of the Xerox litigation and to indemnify PalmSource and PalmSource's licensees if any claim is brought against either of them alleging infringement of the Xerox patent by covered operating system versions for any damages it may incur related to this case. In the event that any damages are not paid by palmOne as prescribed by the agreement, PalmSource is obligated to pay any shortfall amounts; however, palmOne is not relieved of its obligation to make the payment or reimburse PalmSource. (See Note 17 to consolidated financial statements.)

A Tax Sharing Agreement allocates palmOne's and PalmSource's responsibilities for certain tax matters. palmOne has the responsibility to prepare and file all consolidated tax returns for PalmSource through the date of distribution including final consolidated federal income tax returns of the group. PalmSource's tax liability will generally be calculated as if PalmSource is a stand-alone corporation. Consistent with the stand-alone methodology, PalmSource will not receive any payments for use by palmOne of any PalmSource operating losses. To the extent those losses reduce PalmSource's tax liability as a stand-alone corporation in a future period, any required payment to palmOne would be reduced.

PalmSource will indemnify palmOne for increases (as a result of an amended return or audit or other dispute) in PalmSource's stand-alone income tax liability or other consolidated tax liability attributable to periods after December 3, 2001, for increases in certain non-income taxes (including payroll and employee withholding taxes) attributable to PalmSource's business whether before or after December 3, 2001, and for transfer taxes, if any, incurred on the transfer of assets by palmOne to PalmSource. PalmSource will indemnify palmOne for any taxes resulting from an acquisition of PalmSource stock.

Other Transactions and Relationships

In fiscal year 2003, palmOne made a $1.0 million equity investment in and entered into a product procurement agreement with Mobile Digital Media, Inc., a company founded by Barry Cottle, the former Senior Vice President and Chief Internet Officer of palmOne until his employment with palmOne terminated in February 2002. This equity investment is included in other assets. palmOne paid $11.0 million and $4.6 million for products purchased under the product procurement agreement during the years ended May 31, 2004 and 2003, respectively. These products were purchased by palmOne for resale.

palmOne purchased $41,000, $112,000 and $81,000 of products from SanDisk Corporation during the years ended May 31, 2004, 2003 and 2002, respectively, through a series of purchase orders and without further obligations on the part of palmOne. Judy Bruner, palmOne's former Senior Vice President and Chief Financial Officer, is now the Executive Vice President of Administration and Chief Financial Officer of SanDisk.

palmOne purchased $154,000, $317,000 and $32,000 of software licenses and services from Kontiki, Inc. during the years ended May 31, 2004, 2003 and 2002, respectively. Michael Homer, a current member of palmOne's Board of Directors, is the Chairman of Kontiki, Inc. Bruce Dunlevie, a current member of palmOne's Board of Directors, is a partner at Benchmark Capital, which owns more than 10% of the Kontiki stock and has a partner, Kevin Harvey, on the Board of Directors of Kontiki, Inc.

palmOne recorded revenues of $15.8 million during the year ended May 31, 2004 from certain subsidiaries of the France Telecom Group. Jean-Jacques Damlamian, a current member of palmOne's Board of Directors, is the former Senior Vice President, Group Technology and Innovation at France Telecom and is currently a Special Advisor to the Chief Executive Officer of France Telecom.

palmOne recorded revenues of $5.3 million during the year ended May 31, 2004 from T-Mobile USA, Inc. Susan Swenson, a current member of palmOne's Board of Directors and the chairperson of palmOne's Audit Committee, became the Chief Operating Officer of T-Mobile USA, Inc. in February 2004. In addition, palmOne recorded expenses of approximately $80,000 in fiscal year 2004 for mobile telephone services.

palmOne paid $36,000 and $175,000 during the years ended May 31, 2004 and 2003, respectively, to RealNetworks in connection with bundling of products, web site referrals and engineering assistance. Eric Benhamou, Chairman of palmOne's Board of Directors, is also a member of RealNetworks' Board of Directors.

palmOne is involved in a co-promotional sales and marketing relationship with Good Technology. Good Technology is also an indirect distributor and reseller of palmOne products. John Doerr, a current member of palmOne's Board of Directors, serves as a member of Good Technology's Board of Directors and is a partner at Kleiner Perkins Caufield & Byers, which owns more than 10% of the Good Technology stock. Bruce Dunlevie, a current member of palmOne's Board of Directors, also serves as a member of Good Technology's Board of Directors and is a partner at Benchmark Capital, which owns more than 10% of the Good Technology stock.

Note 19. Business Segment Information

Prior to the spin-off of PalmSource and the acquisition of Handspring, the Company's business comprised two reporting segments; the Solutions Group business and the PalmSource business. As a result of the PalmSource spin-off, the PalmSource reporting segment has been eliminated. The continuing business of palmOne operates in one reportable segment that develops, designs and markets handheld computing and communication devices and related accessories, services and software.

Geographic Information

palmOne's headquarters and most of its operations are located in the United States. palmOne conducts its sales, marketing and customer service activities throughout the world. Geographic revenue information is based on the location of the customer. For fiscal years 2004, 2003 and 2002, no single country outside the United States accounted for 10% or more of total revenues. Land not in use is located in the United States. Revenues from continuing operations from unaffiliated customers and property and equipment of the continuing operations by geographic region are as follows (in thousands):

	Years Ended May 31,		
	2004	2003	2002
Revenues:			
United States	$573,465	$492,512	$ 643,889
Other	376,189	345,125	360,499
Total	$949,654	$837,637	$1,004,388

	May 31,		
	2004	2003	2002
		(in thousands)	
Property and equipment, net:			
United States	$ 18,456	$ 29,649	$ 44,468
Other	969	1,555	4,702
Total	$ 19,425	$ 31,204	$ 49,170

Quarterly Results of Operations (Unaudited)

The following tables present palmOne's condensed operating results for each of the eight fiscal quarters in the period ended May 31, 2004. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with palmOne's consolidated financial statements and the notes to those statements included herein. On October 15, 2002, palmOne effected a one-for-twenty reverse stock split. All share and per share information herein reflect this reverse stock split.

	Three Months Ended							
	May 31, 2004	February 28, 2004	November 30 2003	August 31, 2003	May 31, 2003	February 28, 2003	November 30 2002	August 31, 2002
	(in thousands, except per share data)							
Revenues	$267,346	$242,485	$271,215	$168,608	$217,146	$ 197,864	$257,902	$164,725
Cost of revenues *	185,902	172,412	197,823	121,228	159,674	150,792	188,021	127,392
Income (loss) from continuing operations	13,337	(9,322)	2,632	(16,862)	(10,355)	(165,748)	9,521	(251,273)
Loss from discontinued operations	—	—	(6,750)	(4,884)	(4,666)	(6,588)	(6,001)	(7,472)
Net income (loss)	13,337	(9,322)	(4,118)	(21,746)	(15,021)	(172,336)	3,520	(258,745)
Net income (loss) per share:								
Basic:								
Continuing operations	$ 0.29	$ (0.20)	$ 0.07	$ (0.57)	$ (0.35)	$ (5.70)	$ 0.33	$ (8.67)
Discontinued operations	—	—	(0.18)	(0.17)	(0.16)	(0.23)	(0.21)	(0.26)
	$ 0.29	$ (0.20)	$ (0.11)	$ (0.74)	$ (0.51)	$ (5.93)	$ 0.12	$ (8.93)
Diluted:								
Continuing operations	$ 0.27	$ (0.20)	$ 0.07	$ (0.57)	$ (0.35)	$ (5.70)	$ 0.33	$ (8.67)
Discontinued operations	—	—	(0.18)	(0.17)	(0.16)	(0.23)	(0.21)	(0.26)
	$ 0.27	$ (0.20)	$ (0.11)	$ (0.74)	$ (0.51)	$ (5.93)	$ 0.12	$ (8.93)
Shares used in computing per share amounts:								
Basic	46,628	46,073	36,696	29,349	29,180	29,082	29,046	28,968
Diluted	49,358	46,073	38,743	29,349	29,180	29,082	29,086	28,968

* Cost of revenues includes 'cost of revenues' and the applicable portion of 'amortization of intangible assets and deferred stock-based compensation'.

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Corporate Information

Board of Directors

Eric A. Benhamou
Chairman of the Board

R. Todd Bradley
Chief Executive Officer

Gordon A. Campbell
Chairperson of the Compensation Committee
President and Chairman of the Board
Techfarm, Inc.

Gareth C. C. Chang
Chairperson of Nominating and Governance Committee
Chairman and Managing Partner
GC3 & Associates International, LLC

Jean-Jacques Damlamian
Special Advisor to the Chief Executive Officer of France Telecom

John Doerr
General Partner
Kleiner Perkins Caufield & Byers

Donna L. Dubinsky
Corporate Director

Bruce W. Dunlevie
Managing Member
Benchmark Capital

Michael Homer
Chairman of Kontiki, Inc.

Susan G. Swenson
Chairperson of Audit Committee
Chief Operating Officer
T-Mobile, USA, Inc.

Executive Officers

R. Todd Bradley
Chief Executive Officer

Edward Colligan
President

Mary E. Doyle
Senior Vice President, General Counsel and Secretary

Jeffery C. Hawkins
Chief Technology Officer

Angel Mendez
Senior Vice President, Global Operations

Philippe Morali
Vice President and Interim Chief Financial Officer

Neil M. Scott
Vice President, Corporate Controller and Interim Chief Accounting Officer

Patricia A. Tomlinson
Senior Vice President, Human Resources

Independent Auditors

Deloitte & Touche LLP
225 West Santa Clara Street
Suite 600
San Jose, CA 95113

Legal Counsel

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Transfer Agent and Registrar

Equiserve
250 Royall Street
Canton, MA 02021
(781) 575-2000

Annual Meeting

Thursday, September 30, 2004
580 North McCarthy Blvd.
Building 10
Milpitas, CA 95035

Corporate Headquarters

400 North McCarthy Blvd.
Milpitas, CA 95035
(408) 503-7000

Form 10-K

A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

**palmOne, Inc.
Investor Relations
400 North McCarthy Blvd.
Milpitas, CA 95035
or e-mail to:
investor.relations@palmone.com
or call 408-503-7200. A copy is also available at palmOne's Investor Relations website at http://ir.palmone.com or at the Securities and Exchange Commission website at www.sec.gov.**

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These statements are identified, and the risks and uncertainties to which such statements are subject are discussed, in our attached Annual Report.

palmOne™

palmOne, Inc.
400 N. McCarthy Blvd.
Milpitas, CA 95035

www.palmone.com

P 611 04 300K 8\04